  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 22, 1998

                                                REGISTRATION NO. 333-47669
-------------------------------------------------------------------------------
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  -----------

                             AMENDMENT NO. 1

                                    TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                  -----------

                            BLUE RHINO CORPORATION
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                  -----------

      DELAWARE                         5984                 56-1870472
   (STATE OR OTHER                   (PRIMARY                 (I.R.S.
   JURISDICTION OF                   STANDARD                EMPLOYER
  INCORPORATION OR                  INDUSTRIAL            IDENTIFICATION
    ORGANIZATION)                 CLASSIFICATION              NUMBER)
                                   CODE NUMBER)

  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                  -----------

                                 BILLY D. PRIM
                     CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                           104 CAMBRIDGE PLAZA DRIVE
                      WINSTON-SALEM, NORTH CAROLINA 27104
                           TELEPHONE (336) 659-6900
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                  COPIES TO:
           SUSAN M. HERMANN                        LARRY A. BARDEN
        PEDERSEN & HOUPT, P.C.                     SIDLEY & AUSTIN
    161 N. CLARK STREET, SUITE 3100           ONE FIRST NATIONAL PLAZA
        CHICAGO, ILLINOIS 60601                CHICAGO, ILLINOIS 60603
       TELEPHONE (312) 641-6888               TELEPHONE (312) 853-7000

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box: [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_]

  If the Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [_]

                                  -----------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

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

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAW OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                SUBJECT TO COMPLETION, DATED APRIL 22, 1998

PROSPECTUS
-------

                                2,700,000 SHARES

                                    logo TK

                                  COMMON STOCK

  All of the 2,700,000 shares of Common Stock offered hereby are being sold by the Company.

  Prior to this offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price will be between $12.00 and $14.00 per share. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. The Company will use approximately $10.3 million of the proceeds of this offering to repay principal and accrued interest on loans to the Company made or guaranteed by certain of its affiliates. See "Use of Proceeds" and "Certain Transactions." The Common Stock has been approved for quotation on the Nasdaq National Market under the symbol RINO.

                                   --------

            THE SHARES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" COMMENCING ON PAGE 6.

                                   --------

THESE SECURITIES  HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
  ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                        PRICE TO          UNDERWRITING         PROCEEDS TO
                                         PUBLIC           DISCOUNT (1)         COMPANY (2)
------------------------------------------------------------------------------------------
Per Share........................          $                   $                   $
------------------------------------------------------------------------------------------
Total (3)........................         $                   $                   $
------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------

(1) See "Underwriting" for indemnification arrangements with the several Underwriters.
(2) Before deducting expenses payable by the Company, estimated at $750,000.
(3) The Company has granted to the Underwriters a 30-day option to purchase up to 405,000 additional shares of Common Stock solely to cover over-allotments, if any. If all such shares are purchased, the total Price to
    Public, Underwriting Discount and Proceeds to Company will be $      ,
    $      and $     , respectively. See "Underwriting."

                                   --------

  The shares of Common Stock are offered by the several Underwriters subject to prior sale, receipt and acceptance by them and subject to the right of the Underwriters to reject any order in whole or in part and certain other conditions. It is expected that certificates for such shares will be available
for delivery on or about              , 1998 at the office of the agent of
Hambrecht & Quist LLC in New York, New York.

HAMBRECHT & QUIST
     NATIONSBANC MONTGOMERY SECURITIES LLC

                                                      DAIN RAUSCHER WESSELS

                                 A DIVISION OF DAIN RAUSCHER INCORPORATED

       , 1998

 [ON THIS PAGE WILL APPEAR (1) A PHOTOGRAPH OF A BLUE RHINO GRILL CYLINDER AND
      (2) A GRAPH OF THE BLUE RHINO BUSINESS MODEL INCLUDING THE FLOW OF TRANSACTIONS AMONG CONSUMERS, RETAILERS, DISTRIBUTORS AND BLUE RHINO]



  The Company intends to distribute to its stockholders annual reports containing financial statements audited by its independent auditors and will make available copies of quarterly reports for the first three quarters of each fiscal year containing unaudited financial information.

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING BY ENTERING STABILIZING BIDS, EFFECTING SYNDICATE COVERING TRANSACTIONS OR IMPOSING PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

  The Blue Rhino(R) name, rhino logo, RhinoTUFF(R) and Tri-Safe(TM) are registered trademarks of the Company. This prospectus also includes trademarks of companies other than the Company.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and the Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus.

                                  THE COMPANY

  Blue Rhino is a leading provider of grill cylinder exchange in the United States with cylinder exchange displays at over 6,600 retail locations in 41 states. Cylinder exchange provides consumers with a convenient means to exchange empty grill cylinders for clean, safer, precision-filled cylinders. Blue Rhino cylinder exchange is offered at many of the major home center/hardware, mass merchant, grocery and convenience stores such as Home Depot, Lowe's, Sears Hardware, Wal Mart, Kroger and SuperAmerica. Blue Rhino partners retailers and independent distributors to provide consumers a nationally branded product as an alternative to traditional grill cylinder refill. The Company is focused on promoting its Blue Rhino brand through retailers and leveraging its network of 51 independent propane distributors. Because the distributors make the necessary investments in distribution infrastructure, Blue Rhino can dedicate its efforts and capital to brand development, value-added marketing, customer service and management information systems ("MIS"). During the twelve months ended January 31, 1998 the Company's sales increased approximately 78% from the prior year's comparable period to approximately $18.0 million as a result of the growth of sales at existing locations and the addition of over 3,000 new retail locations.

  Outdoor barbecuing is increasingly one of the most popular outdoor activities in the United States driven by consumer trends to healthier food preparation and the desire to spend more time outside at family and social gatherings. The popularity of propane grills has increased significantly in recent years with Barbecue Industry Association ("BIA") statistics indicating that propane grill sales now exceed the combined sales of charcoal, natural gas and electric grills. According to a 1997 survey conducted on behalf of the BIA, approximately 38.5 million United States households own a propane grill, with the average propane grill owner using 1.8 cylinders of propane per year. Based on this study's estimate of 69.0 million cylinder transactions per year, the Company believes the annual retail market for grill cylinder refills is approximately $1.0 billion.

  Blue Rhino is creating a new paradigm for the grill cylinder exchange market which provides benefits to consumers, retailers and distributors. Blue Rhino offers consumers a new, convenient, branded product alternative to grill cylinder refilling. Blue Rhino provides retailers with a high margin, turn-key branded service which has the potential to increase customer traffic and utilization of exterior retail space. Blue Rhino's cylinder exchange program provides independent distributors with a counter-seasonal complement to their traditional propane business as well as access to major retail accounts, sophisticated MIS and marketing support.

  Blue Rhino's business strategy is to capitalize on its leading position in this growing market by: (i) promoting the Blue Rhino brand, driving consumer awareness and building consumer and retailer loyalty, (ii) expanding relationships and increasing sales with retailers by opening new locations and generating additional sales within existing retail accounts, (iii) leveraging its national distributor network by aggressively increasing each distributor's market penetration and the Company's overall profitability, (iv) pursuing strategic acquisitions of smaller regional cylinder exchange businesses with established retail accounts and (v) expanding on its national sales and distribution capabilities by introducing new Blue Rhino products to the backyard living category.

  Blue Rhino was incorporated in North Carolina on March 24, 1994 and reincorporated in Delaware on December 16, 1994. The Company has two wholly owned subsidiaries, Rhino Services, L.L.C., a Delaware limited liability company, ("Rhino Services") and CPD Associates, Inc., a North Carolina corporation ("CPD"). Rhino Services offers centralized purchasing services to the Company's distributors. CPD was formed to hold the Company's intangible assets. Upon the completion of this offering, the Company's executive officers, directors and entities affiliated with them will beneficially own, in the aggregate, approximately 47.9% of the Company's outstanding Common Stock (approximately 45.4% if the Underwriters' over-allotment option is exercised in full). The Company maintains its executive offices at 104 Cambridge Plaza Drive, Winston-Salem, North Carolina 27104. The Company's telephone number is
(336) 659-6900. The Company's web site is www.bluerhino.com which is not and shall not be deemed to be a part of this Prospectus.

                                  THE OFFERING

Common Stock offered by   2,700,000 shares
 the Company............
Common Stock to be
 outstanding after the
 offering...............  7,208,297 shares(1)
Use of proceeds.........  To repay certain indebtedness and for other general corporate purposes, including working capital and
                          possible future acquisitions.
Dividend policy.........  The Company currently intends to retain its earnings for future growth and, therefore, does not anticipate paying
                          any cash dividends in the foreseeable future. See "Divi-
                          dend Policy."
Risk factors............  An investment in the Common Stock offered hereby involves a high degree of risk. See "Risk Factors."
Proposed Nasdaq National  RINO
 Market symbol..........

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
       (IN THOUSANDS, EXCEPT PER SHARE DATA AND SELECTED OPERATING DATA)

                                  FISCAL YEAR ENDED            SIX MONTHS ENDED
                              ----------------------------  -----------------------
                              JULY 31,  JULY 28,  JULY 31,  JANUARY 31, JANUARY 31,
                                1995      1996      1997       1997        1998
                              --------  --------  --------  ----------- -----------
                                                                  (UNAUDITED)
CONSOLIDATED STATEMENT OF
 OPERATIONS DATA:
 Net sales..................  $ 2,728   $ 8,216   $14,211     $ 4,509     $ 8,314
 Gross profit...............     (795)      316     2,567         503       1,943
 Loss from operations (2)...   (4,398)   (6,130)   (4,105)     (2,043)     (1,737)
 Net loss (2)...............  $(4,660)  $(7,431)  $(5,584)    $(2,781)    $(2,564)
 Loss available to common
  stockholders (3)..........  $(5,055)  $(8,067)  $(6,271)    $(3,120)    $(2,932)
 Basic and diluted loss per
  share (2).................  $ (0.23)  $ (0.37)  $ (0.28)    $ (0.14)    $ (0.12)
 Shares used in calculation
  of net loss per share (4).   21,658    21,526    22,276      21,526      23,526
 Pro forma basic and diluted
  loss per share (5)........                      $ (1.49)                $ (0.65)
                                                  =======                 =======
 Pro forma shares used in
  calculation of net loss
  per share (5).............                        4,328                   4,508
SELECTED OPERATING DATA:
 Retail locations (at period
  end)......................    1,608     2,981     4,400       3,116       6,600
 Cylinder transactions
  (000's)...................      306       769     1,239         387         715

                                                        JANUARY 31, 1998
                                                      ----------------------
                                                                     AS
                                                       ACTUAL   ADJUSTED (6)
                                                      --------  ------------
                                                           (UNAUDITED)
CONSOLIDATED BALANCE SHEET DATA:
 Cash and cash equivalents..........................  $  1,207    $11,067
 Working capital....................................       296     12,374
 Total assets.......................................    11,995     21,955
 Notes payable to bank..............................     1,468        --
 Long-term obligations, less current portion........    19,357        992
 Total stockholders' (deficit) equity...............   (21,420)    20,527

------------------

(1) Based on the number of shares outstanding as of January 31, 1998, after giving effect to the Recapitalization (as described in Note 2 to "Capitalization"). Excludes (a) an aggregate of 982,607 shares of Common Stock reserved for issuance under the Company's stock option plans, of which 182,607 shares are subject to outstanding and vested options as of the date hereof at a weighted average exercise price of $6.03 per share,
    (b) 81,915 shares reserved for issuance pending the exercise of the warrants issued to certain stockholders in January 1998 with an exercise price equal to the price at which the shares offered hereby are sold (assumed to be $13.00 per share) (the "1998 Warrants") and (c) approximately 16,923 shares of Common Stock to be issued upon the conversion of approximately $220,000 of dividends accruing on the Company's outstanding shares of Series A Convertible Participating Preferred Stock ("Preferred Stock") between January 31, 1998 and the estimated consummation of the offering. See "Capitalization," "Management--1994 Stock Incentive Plan," "--1998 Stock Incentive Plan," "--Director Option Plan" and "-- Distributor Option Plan" and Note 20 of Notes to Financial Statements.
(2) Includes nonrecurring charges for fiscal 1996 and 1997 of $1,363 and $1,084, respectively, and for the first six months of fiscal years 1997 and 1998 of $188 and $408, respectively. See Note 12 of Notes to Consolidated Financial Statements.
(3) Includes net loss less Preferred Stock dividends of $395, $636, $687 and $339 and $368 for fiscal years ended 1995, 1996, 1997 and the six months ended January 31, 1997 and 1998, respectively.
(4) Based on the number of shares outstanding as of January 31, 1998, including shares issuable upon the exercise of all outstanding stock options and stock warrants as of such date.

(5) Based on the number of shares outstanding, including shares issuable upon the exercise of all outstanding stock warrants, the conversion of Preferred Stock and Preferred Stock dividends to Common Stock, the 1 for 13.22513 reverse stock split with respect to the Common Stock and, for January 31, 1998, the issuance of shares to Bison Propane Bottle Exchange, L.L.C. as partial consideration for accounts and other assets acquired by the Company in January 1998, all of which will be effected immediately prior to the consummation of this offering.
(6) As adjusted to give effect to the Recapitalization (as described in Note 2 to "Capitalization") and to reflect the issuance and sale of 2,700,000 shares of Common Stock by the Company hereby at an assumed initial public offering price of $13.00 per share and the application of the estimated net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

                              ------------------

                        FORWARD-LOOKING STATEMENTS

  This Prospectus contains certain forward-looking statements concerning the Company's operations, economic performance and financial condition, including in particular, the ability of the Company to place Blue Rhino cylinder exchange at additional retail locations. When used in this Prospectus, the words "anticipates," "believes," "estimates," "expects" and similar expressions as they relate to the Company or its management are intended to identify such forward-looking statements. Such statements are subject to various risks and uncertainties. Actual results could differ materially from those expressed in such forward-looking statements due to a number of factors, including those identified under "Risk Factors" and elsewhere in this Prospectus.

                                  ------------

  All references to the "Company" and "Blue Rhino" mean Blue Rhino Corporation and its subsidiaries, Rhino Services and CPD, unless the context indicates otherwise. Except as otherwise noted, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option and a recapitalization to be effected immediately prior to the consummation of this offering pursuant to which (i) all outstanding Preferred Stock will be converted into Common Stock on a one share for one share basis, (ii) all accrued dividends on the Preferred Stock will be converted into Common Stock
(iii) all outstanding warrants (except for the 1998 Warrants) will be converted into Common Stock in a cashless exercise, (iv) the vesting of all outstanding options, (v) the issuance of shares with respect to the Bison Acquisition (as defined herein) and (vi) a 1 for 13.22513 reverse common stock split (the "Recapitalization").

                                 RISK FACTORS

  The following risk factors should be considered carefully in addition to the other information in this Prospectus before purchasing the shares of Common Stock offered hereby.

  HISTORY OF LOSSES; UNCERTAINTY OF FUTURE PROFITABILITY. The Company commenced operations in May 1994 and has not earned a profit in any period to date. As of January 31, 1998, the Company had an accumulated deficit of approximately $20.6 million. The Company had a net loss of approximately $5.6 million for fiscal 1997, and $2.6 million for the first six months of fiscal 1998. The Company also anticipates net losses in the quarter ending April 30, 1998. There can be no assurance that the Company will be able to operate profitably in the future. See "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  UNCERTAINTY OF CONTINUED GROWTH; ABILITY TO MANAGE GROWTH. Over the past several years the Company has experienced significant growth in its business activities, including an increase in the number of retail locations offering Blue Rhino cylinder exchange and the development of an independent distributor network. As of July 31, 1995, the Company had 1,608 retail exchange locations, substantially all of which were in the south/southeast region of the United States and no independent distributor network. As of January 31, 1998, the Company had 51 independent distributors servicing approximately 6,600 retail locations in 41 states. The Company's future growth will depend in large part on the Company's ability to continue to expand its number of retail locations and increase sales within existing locations. This growth has required and will continue to require skilled management of the Company and its retailer and distributor relationships by the Company's executive officers, none of whom have prior experience managing a public company. The Company remains subject to the risks and uncertainties inherent in the growth of a business in its industry, including finding productive new retail locations, displaying to consumers the benefits of cylinder exchange, maintaining relationships with competent distributors, refining and maintaining a management infrastructure sufficient to support growth and securing access to capital to fund growth. The Company's failure to effectively manage any such growth, including its ability to accurately forecast the pace of retail location and sales growth, could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  SEASONAL AND QUARTERLY FLUCTUATIONS. The Company's business is subject to seasonal fluctuations, especially in colder regions of the United States, which have caused, and are expected to continue to cause, significant fluctuations in its quarterly results of operations. The Company anticipates that it will derive the majority of its operating revenues from the spring and summer seasons when consumers are more likely to grill out, which coincide with the Company's third and fourth fiscal quarters (quarters ending in April and July, respectively). Sustained periods of poor weather, particularly in the spring and summer seasons, can negatively impact sales and gross margin. The Company's timing and rate of establishing new retail locations and expenses incurred in anticipation of increased sales also have caused, and may continue to cause, quarterly fluctuations in the Company's results of operations. Accordingly, the results of operations in any quarter will not necessarily be indicative of the results that may be achieved for a full fiscal year or any future quarter. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Selected Quarterly Results of Operations."

  CONCENTRATION OF CUSTOMER ACCOUNTS. The Company depends upon its relationships with a limited number of major retailers for a significant portion of its sales. Home Depot, Lowe's and Wal Mart each represented in excess of 10% of the Company's sales for fiscal 1997 and the first six months of fiscal 1998. These retailers, as a group, represented approximately 58% of the Company's sales for fiscal 1997 and 49% for the first six months of fiscal 1998 with Home Depot representing 29% and 30%, respectively, of the Company's sales for these periods. As a result, the Company's success depends, in part, upon the business success and growth of such retailers and such retailers' willingness to offer Blue Rhino cylinder exchange. There can be no assurance that the Company will be able to maintain relationships with these retailers or significantly increase the number of their stores at which Blue Rhino cylinder exchange is offered. Failure to maintain relationships with or increase penetration with any of these retailers or any significant downturn in the business or financial condition of any such retailer could have a material adverse effect on the Company's business, financial condition and results of operations.

  LACK OF CONTRACTUAL RELATIONSHIPS WITH RETAILERS. None of the Company's retail accounts is contractually bound to offer Blue Rhino cylinder exchange. In the absence of contracts, there can be no assurance that retailers will continue to provide Blue Rhino cylinder exchange or that they will not offer a competitor's cylinder exchange program. Continued relations with a retailer depend upon various factors, including customer service, consumer demand, competition and cost. Termination of the Company's business relations with any retailer representing a significant number of the Company's locations or the unwillingness of any such retailer to expand its relationship with the Company could have a material adverse effect on the Company's business, financial condition and results of operations. See "--Volatile Product; Potential Product Liability."

  DEPENDENCE ON CONSUMER ACCEPTANCE OF A NEW RETAILING CONCEPT. The availability of cylinder exchange at major retailers is a relatively new retailing concept and there can be no assurance that this concept will be widely accepted by consumers or retailers. According to a 1997 survey (the "1997 BIA Study") conducted on behalf of the Barbecue Industry Association ("BIA"), traditional grill cylinder refilling, rather than cylinder exchange, currently accounts for approximately 79% of consumer propane sales. The Company's success will depend in large part on whether consumers begin to select cylinder exchange over traditional refilling methods and whether retailers begin to and continue to offer cylinder exchange.

  DEPENDENCE ON DISTRIBUTOR RELATIONSHIPS. The Company relies exclusively on independent distributors to deliver its products to retailers. The Company's success will depend, in part, on its ability to successfully maintain existing distributor relationships and on the ability of the distributors to set up and adequately service Blue Rhino's retail accounts. There can be no assurance that the Company will be successful in maintaining such relationships or that such relationships will ultimately result in the sales anticipated by the Company. While the Company establishes performance goals with its distributors, it exercises only limited influence over the resources that any particular distributor devotes to cylinder exchange. The Company could suffer a loss of consumer or retailer goodwill if its distributors do not adhere to the Company's quality control and service guidelines or fail to ensure an adequate and timely supply of cylinders. If any distributor were to discontinue servicing one or more retailers or terminate its distributor agreement with the Company, the Company's business in that distributor's territory would be adversely affected until the Company retained and developed a replacement distributor. In addition, failure of a distributor to adequately service locations of national retailers also may result in the loss of affiliated locations served by other distributors. In the event the Company is not successful in attracting, developing and maintaining successful distributors, the Company's business, financial condition and results of operations could be materially adversely affected. See "Business--Distributor Network."

  CONCENTRATION OF ACCOUNTS WITH CERTAIN DISTRIBUTORS. Approximately 66% of the Company's retail locations are serviced by five of the Company's 51 distributors. Sales by these key distributors resulted in approximately 54.5% and 52.3% of the Company's revenues for fiscal 1997 and the first six months of fiscal 1998, respectively. Platinum Propane Holding, L.L.C. and its subsidiaries (collectively, "Platinum Propane") accounted for approximately 37% and 34% and Ceramic Industries, Inc. accounted for approximately 7.5% and 10.0% of the Company's revenues, for fiscal 1997 and the first six months of fiscal 1998, respectively. The other three key distributors for the fiscal year ended July 31, 1997 and the six months ended January 31, 1998, were North Star Exchange, Inc., Aero Oil Company and Liberty Fuels. A disruption in service by one or more of these key distributors would adversely affect the Company's results of operations. The inability of one or more of these key distributors to adequately service designated retail accounts also could have a material adverse effect on the Company's business, financial condition and results of operations.

  ENFORCEMENT OF REMEDIES AGAINST DISTRIBUTORS OWNED BY AFFILIATES. Billy D. Prim and Andrew J. Filipowski, the Chairman and Chief Executive Officer and the Vice Chairman of the Company, respectively, indirectly own approximately 40% of Platinum Propane, the Company's largest distributor measured by locations served and sales revenues generated. In addition, Messrs. Filipowski and Prim own in the aggregate approximately 45% of each of Caribou Cylinder Exchange, L.L.C. ("Caribou Propane") and Javilina Cylinder Exchange, L.L.C. ("Javilina Propane"), two of the Company's distributors. In the event any of Platinum Propane, Caribou Propane or Javilina Propane fail to meet performance goals, the cross-ownership of these distributors and Blue Rhino could reduce the Company's incentive to terminate distribution agreements or take other actions against any of them. See "Business--Distributor Network--Dedicated Distributors" and "Certain Transactions."

  VARYING LOCAL PERMITTING PROCESSES. The storage and sale of propane cylinders is subject to local permitting of each retailer location depending on local ordinance. Such ordinances have had and can be expected to have an increasing influence on the acceptance of cylinder exchange by retailers, distribution methods, cylinder packaging and storage. The ability and timing of obtaining necessary permits varies from jurisdiction to jurisdiction and delays in obtaining permits have from time to time delayed installation of new retail locations. In addition, some jurisdictions have refused to issue the necessary permits and thereby prevented a limited number of installations. There can be no assurance that certain jurisdictions in which the Company operates will not impose additional restrictions on the Company's ability to market and the distributors' ability to maintain the cylinder exchange program. Revisions to these regulations or the failure of the Company or its distributors to adhere to terms of current and future regulations could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Governmental Regulation."

  COMPETITION. The grill cylinder refilling industry is highly fragmented and intensely competitive. The Company competes primarily on the basis of quality of product, service, perceived safety and price. The 1997 BIA Study results indicated that approximately 79% of the retail demand for grill cylinders was provided by traditional propane refilling stations rather than exchange. The Company's primary competition comes from the approximately 20,000 bulk refilling stations owned and operated by propane dealers, as well as certain rental outlets, recreational vehicle centers and hardware stores. Major propane providers such as AmeriGas Propane Partners, L.P. and Suburban Propane Partners, L.P. offer cylinder exchange in limited locations and could expand their cylinder exchange business nationally. These major propane providers have greater resources than the Company and may be able to undertake more extensive marketing campaigns and adopt more aggressive pricing policies than the Company. The Company also competes with numerous regional cylinder exchange programs which typically have operated in one or two states. There can be no assurance that these competitors will not expand their cylinder exchange programs nationwide. Furthermore, there can be no assurance that the Company will be able to compete effectively with current or future competitors or that the competitive pressures faced by the Company will not have a material adverse effect on the Company's business, financial condition and results of operations.

  ABILITY TO GROW THROUGH ACQUISITION OF ACCOUNTS. A component of the Company's growth strategy is the acquisition of retail accounts from competing local and regional exchange providers. The Company's ability to expand successfully through acquisitions of retail accounts depends on many factors, including the successful identification of quality retail accounts, the ability of the Company's distributors to adequately service such acquired accounts and the ability of the Company and the distributor to convert the acquired retail accounts to Blue Rhino cylinder exchange. In addition, there can be no assurance that acquired retail accounts will achieve anticipated sales. The Company anticipates competition for acquisitions from regional and national propane distributors in selected areas. Within the past twelve months the Company has acquired the rights to provide cylinder exchange at approximately 1,800 retail locations through five acquisitions (the "Acquisitions"), including 750 locations from Bison Propane Bottle Exchange, L.L.C. (the "Bison Acquisition") and intends to make select acquisitions in the future. The failure of the Company to execute its acquisition strategy successfully could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Business Strategy--Pursue Strategic Account Acquisitions."

  VOLATILE PRODUCT; POTENTIAL PRODUCT LIABILITY. Propane is a gas which, if exposed to flame or high pressure, may ignite or explode, potentially causing significant property damage and/or bodily harm. No assurance can be given that accidents will not occur during the refurbishing, refilling, transport, storage, exchange, use or disposal of Blue Rhino cylinders. The Company believes that, because the Blue Rhino name and rhino logo are prominently displayed on all the Company's cylinders and cylinder displays, the Company could be subjected to claims for damage under various legal theories, including negligence and strict liability. In any such event, the Company could incur substantial expense, receive adverse publicity and/or suffer a loss of sales. A grill cylinder-related accident involving personal injury, particularly if occurring at a retail location, could result in product liability actions against the Company or its distributors and could affect the willingness of retailers to offer cylinder exchange. Adverse publicity relating to any such incident could also affect the Company's reputation and the perceived benefits of cylinder exchange. Furthermore, there can be no assurance that insurance will provide sufficient coverage in any particular case or that the Company or its distributors will be able to continue to obtain insurance coverage at acceptable levels and cost in the future.

  PRODUCT RECALLS AND PRIOR ACCIDENTS. Prior to May 1996, the Company operated a propane refilling facility in Booneville, North Carolina. In July 1995, the Company experienced an explosion at this facility when a filled cylinder fell from a conveyor belt, began to leak and subsequently ignited. This explosion resulted in significant structural damage to the plant. In September 1997, one of the Company's distributors had a fire at its cylinder refurbishing facility when a cylinder was left unattended on a sleeve application machine and caught fire. In August 1997, Rotorix, Inc., the distributor of Ceodux cylinder valves, issued a recall of Ceodux valves placed on Worthington cylinders after July 16, 1997. The Company instructed distributors to inventory the cylinders at their plants and retail locations and remove any cylinders with the recalled valves. There can be no assurance that damage or injury will not occur as a result of faulty valves or that future product failures or accidents will not occur. Future accidents or faulty products which result in injuries or death could have a material adverse effect on the Company's business, financial condition and results of operations.

  GEOGRAPHIC CONCENTRATION. As of January 31, 1998, approximately 38% of the Company's retail locations were in, and 57% of its revenues were derived from the south/southeast region of the United States. Should this region, or a substantial portion of it, experience weather or other conditions which reduce consumers' inclination to grill or use the Company's cylinder exchange program, such geographic concentration may have an adverse effect on the Company's business, financial condition and results of operations.

  DEPENDENCE UPON A SINGLE PRODUCT; POTENTIAL ADVERSE EFFECT OF CHANGE IN CONSUMER LIFESTYLE TRENDS OR BUYING PATTERNS. The Company's sole line of business is the marketing and implementation of its cylinder exchange program. According to the 1997 BIA Study, approximately 21% of consumers exchange their grill cylinders while approximately 79% of consumers refill their grill cylinders. There can be no assurance that cylinder exchange programs can capture increased market share from refills. In addition, should electric grills, quicker lighting charcoal or more fuel-efficient propane grills be developed and gain popularity at the expense of currently available propane grills, lifestyle trends or consumer preferences change or cylinder exchange fail to be accepted by consumers, the Company would experience a material adverse effect on its business, financial condition and results of operations.

  REGULATION OF PROPANE. The transportation, handling, storage and sale of propane is subject to regulation by authorities on a federal, state and local level in order to protect consumers, employees, property and the environment. The handling of propane in most regions of the United States is governed by guidelines published by the National Fire Protection Association ("NFPA") in Pamphlets 54 and 58. The NFPA has also recently revised guidelines concerning the type of valve used on grill cylinders; all cylinders produced or recertified after September 30, 1998 must be fitted with an overfill prevention device valve ("OPD Valve"). Failure of the Company's distributors to comply with these regulations could subject the Company to potential governmental action for violation of such regulations which could result in fines, penalties and/or injunctions. See "Business--Governmental Regulation."

  DEPENDENCE ON KEY PERSONNEL. The Company believes that its success will depend to a significant extent upon the services of Billy D. Prim, the Company's founder, President and Chief Executive Officer, as well as its ability to attract and retain highly qualified personnel in the future. The Company faces competition for such personnel from other companies and organizations and there can be no assurance that the Company will be successful in hiring or retaining qualified personnel. The Company does not have a written employment agreement with Mr. Prim or any other employee and such employees could leave the Company with little or no prior notice. The Company's loss of Mr. Prim's services or the Company's inability to hire or retain key personnel in the future could have a material adverse effect on the Company's business, financial condition and results of operations.

  DEPENDENCE ON VENDORS. The Company uses a number of third party vendors to provide it with staffing and services in strategic areas. In particular, the Company's staff of five management information systems ("MIS") professionals relies heavily on the support of Information Management System Services ("IMSS"), a division of R. J. Reynolds Tobacco Company, as well as five other information systems vendors. Customer service support is handled entirely outside the Company by Ruppman Marketing Technologies, Inc. Any disruptions in these relationships could affect the Company's ability to service its accounts and could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Retailer Relationships-- Customer Service" and "--Management Information Systems."

  DEPENDENCE ON MANAGEMENT INFORMATION SYSTEMS; YEAR 2000 COMPLIANCE. The Company depends on its MIS to process orders, manage inventory and accounts receivable collections, maintain distributor and customer information, assist distributors in delivering products on a timely basis and in maintaining cost-efficient operations. Any disruption in the operation of the Company's MIS, the loss of employees knowledgeable about such systems or the Company's failure to continue to effectively modify such systems as its business expands could have a material adverse effect upon the Company's business, financial condition and results of operations. See "Business--Management Information Systems." Certain of the Company's MIS use two digit data fields which recognize dates using the assumption that the first two digits are "19" (i.e., the number 97 is recognized as the year 1997). Therefore, the Company's date critical functions relating to the year 2000 and beyond, such as sales, distribution, inventory control and financial systems, may be adversely affected unless changes are made to these computer systems. The Company expects that upgrades to its MIS with respect to the year 2000 problem will require capital expenditures of approximately $35,000. However, no assurance can be given that these issues can be resolved in a cost-effective or timely manner or that the Company will not incur significantly greater expense in resolving these issues.

  DEPENDENCE ON TRADEMARKS, PROPRIETARY INFORMATION AND COPYRIGHTS. The Company considers its trademarks, particularly the Blue Rhino brand name and rhino logo and the design of its product packaging to be of considerable value to its business and the establishment of its national branded cylinder exchange program. The Company relies on a combination of copyright and trademark laws and other arrangements to protect its proprietary rights. To enforce its rights under copyright or trademark laws, the Company may be required to incur substantial expense which could have a material adverse effect on the Company's business, financial condition and results of operations. The requirement to change any trademark, service mark or trade name of the Company would result in the loss of any goodwill associated with that trademark, service mark or trade name, could entail significant expense and could have a material adverse effect on the Company's business, financial condition and results of operations. The Company may apply for copyrights and additional trademarks in the future. There can be no assurance that future applications will be granted or that any issued copyrights or trademarks will provide competitive advantages to the Company or will not be successfully challenged or circumvented by competitors or other third parties.

  UNPREDICTABLE PROPANE SUPPLIES AND COSTS. The Company's distributors purchase propane from natural gas providers and oil refineries which produce propane as a by-product of the refining process. The supply and price of propane fluctuates depending upon underlying natural gas and oil prices and the ability of suppliers to deliver propane. While the Company's distributors are responsible for procuring propane, an increase in propane prices could lead to decreased profit margins for distributors and adversely affect their ability or desire to service the Company's retail accounts.

  DEPENDENCE ON SUPPLIERS. To adequately service the Company's retail accounts, the Company's distributors need a sufficient supply of cylinders and valves. To facilitate the supply of cylinders, the Company provides its distributors the option to enter into supply agreements with Manchester Tank and Equipment Co., Inc. There can be no assurance that sufficient quantities of cylinders will be available in the future. In addition, the Company has loaned $635,000 to Bison Valve, L.L.C. ("Bison Valve"), an entity formed to develop and produce an OPD Valve with the intention of marketing its valve to Blue Rhino distributors. There can be no assurance that the OPD Valve produced by Bison Valve will obtain the necessary regulatory approvals or that Bison Valve will be able to produce a sufficient number of OPD Valves to fulfill the needs of the Company's distributors. If the distributors were unable to obtain sufficient quantities of cylinders, valves or propane, delays or reductions in cylinder availability could occur which would have a material adverse effect on the Company's business, financial condition and results of operations.

  LAWS GOVERNING SALES OF FRANCHISES OR BUSINESS OPPORTUNITIES. Various state and federal laws define and govern the sale of franchises and business opportunities. These laws require, among other things, that sellers of franchises and business opportunities register such offerings with governmental authorities and provide prescribed disclosure documents to potential purchasers. The Company believes that its relationships with distributors are not subject to such laws. If the Company's activities were considered to involve the sale of franchises or business opportunities, distributors could have recourse against the Company, including the ability to rescind their distribution agreements and recover monetary damages. In addition, the Company could be subject to potential governmental action for violation of such laws which could result in fines, penalties, injunctions or a combination thereof.

  CONTROL BY EXISTING STOCKHOLDERS. Upon completion of this offering, current executive officers, directors and entities affiliated with them will beneficially own, in the aggregate, approximately 47.9% of the Company's outstanding Common Stock (approximately 45.4% if the Underwriters' over-allotment option is exercised in full). As a result, these stockholders will be able to elect the entire Board of Directors and will retain the voting power to control all matters requiring stockholder approval, including approval of significant corporate transactions, provided that they vote together on such matters. Such a concentration of ownership may have the effect of delaying or preventing a change in control of the Company, and also may impede or preclude transactions in which stockholders might otherwise receive a premium for their shares over then current market prices.

  MANAGEMENT'S DISCRETION AS TO USE OF UNALLOCATED NET PROCEEDS; BENEFITS TO EXISTING STOCKHOLDERS. The Company has designated a specific use for only a portion of the net proceeds to the Company resulting from the sale of Common Stock in this offering. The Company expects to use approximately $27.8 million of such net proceeds to retire outstanding indebtedness and certain lease obligations, of which approximately $10.3 million is owed to or guaranteed by certain of its directors and officers, or entities affiliated with them. The remainder of the proceeds will be used for working capital and other general corporate purposes and possible future acquisitions. Consequently, the Board of Directors and management of the Company will have discretion in allocating a portion of the net proceeds to the Company from this offering. In addition to the repayment of outstanding indebtedness of which a portion is held by existing stockholders, existing stockholders will benefit from this offering as a result of an increase in the market value and liquidity of their investments in the Company. See "Use of Proceeds," "Principal Stockholders" and "Certain Transactions."

  FUTURE CAPITAL REQUIREMENTS. The Company anticipates that continuing operations and the expansion of the Company's business will require substantial expenditures. After application of the net proceeds of this offering, the Company may need to borrow funds or issue debt or equity securities to sustain continuing operations and growth if cash flow from operations is not sufficient. There can be no assurance that the Company will be able to obtain additional capital resources on terms acceptable to the Company. Any additional equity financing, if available, may be dilutive to the Company's stockholders, and any debt financing, if available, may involve restrictive covenants which limit the Company's operations and/or ability to issue dividends. The Company's inability to fund its capital requirements would have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  NO PRIOR PUBLIC MARKET; POSSIBLE VOLATILITY OF STOCK PRICE. Prior to this offering, there has been no public market for the Common Stock, and there can be no assurance that an active public market for the Common Stock will develop or, if one develops, that it will be sustained. The initial public offering price for the shares of Common Stock offered hereby was determined by negotiation between the Company and the representatives of the Underwriters (as defined herein) based upon several factors and may not be indicative of the market price of the Common Stock after this offering. See "Underwriting." The market price of the Common Stock may be volatile and could be adversely affected by fluctuations in the Company's operating results, the failure of the Company's operating results to meet the expectations of research analysts or investors, changes in research analysts' recommendations regarding the Company, general market conditions, or other events and factors, some of which may be beyond the Company's control. In addition, the equity markets have from time to time experienced extreme price and volume fluctuations that often have been unrelated or disproportionate to the performance of a particular company.

  IMMEDIATE AND SUBSTANTIAL DILUTION. The initial public offering price per share is substantially higher than the net tangible book value per share of Common Stock. New investors purchasing Common Stock in this offering accordingly will incur immediate dilution of $10.32 in the net tangible book value per share of Common Stock purchased (at an assumed initial public offering price of $13.00 and after the deduction of underwriting discounts and commissions and estimated offering expenses payable by the Company). See "Dilution."

  SHARES ELIGIBLE FOR FUTURE SALE; REGISTRATION RIGHTS. Sales of substantial amounts of the Common Stock in the public market following this offering (including shares issued upon the exercise of stock options and warrants) or the perception that such sales might occur could adversely affect the market price of the Common Stock and the Company's ability to raise additional equity capital. Upon completion of the offering, the Company will have 7,225,220 shares of Common Stock outstanding. Of these outstanding shares, the 2,700,000 shares of Common Stock sold in this offering will be freely tradeable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"), unless held by an "affiliate" of the Company, as that term is defined under Rule 144 of the Securities Act, which shares will be subject to certain resale limitations of Rule 144. Certain stockholders of the Company, including the executive officers and directors, who will own in the aggregate 3,581,027 shares of Common Stock after the offering, have agreed that they will not, without the prior written consent of Hambrecht & Quist LLC, directly or indirectly sell, offer, contract to sell, transfer the economic risk of ownership in, make any short sale, pledge or otherwise dispose of any shares of Common Stock or any securities convertible or exchangeable for or any other rights to purchase or acquire Common Stock owned by them during the 180-day period following the date of this Prospectus. The Company has agreed that it will not, without the prior written consent of Hambrecht & Quist LLC, directly or indirectly sell, offer, contract to sell, transfer the economic risk of ownership in, make any short sale, pledge or otherwise dispose of any shares of Common Stock or any securities convertible or exchangeable for or any other rights to purchase or acquire Common Stock during the 180-day period following the date of this Prospectus, except that the Company may issue shares upon the exercise of options granted prior to the date hereof, and may grant additional options under its stock option plans, provided, that, without the prior written consent of Hambrecht & Quist LLC, such additional options shall not be exercisable during such period. Upon expiration of such 180-day period, all of the shares of Common Stock subject to such agreements will be eligible for sale subject, in certain cases, to certain volume and other limitations of Rule 144 under the Securities Act applicable to affiliates of the Company. Following consummation of this offering, the Company intends to file registration statements under the Securities Act to register the sale of 182,607 shares of Common Stock reserved for issuance under the 1994 Stock Incentive Plan (the "1994 Stock Incentive Plan"), 300,000 shares of Common Stock reserved for issuance under the 1998 Stock Incentive Plan (the "1998 Stock Incentive Plan"), 100,000 shares of Common Stock reserved for issuance pursuant to the Company's Non-Employee Director Stock Option Plan (the "Director Option Plan") and 400,000 shares reserved for issuance under the Distributor Incentive Stock Option Plan (the "Distributor Option Plan"). Upon expiration of the lock-up agreements referred to above, holders of approximately 2,757,526 shares of Common Stock will be entitled to certain registration rights, at the Company's expense, with respect to such shares. The sale of a substantial number of shares, whether pursuant to a subsequent public offering, the exercise of registration rights or otherwise, or the perception that such sales could occur, could adversely affect the market price of the Common Stock and could materially impair the Company's future ability to raise capital through an offering of equity securities. See "Shares Eligible for Future Sale."

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 2,700,000 shares of Common Stock offered hereby by the Company are estimated to be $31,893,000 ($36,789,450 if the Underwriters' over-allotment option is exercised in full) at an assumed initial public offering price of $13.00 per share after deducting the underwriting discount and estimated offering expenses. The Company intends to use approximately $27.8 million of net proceeds from this offering for repayment of substantially all outstanding indebtedness, including approximately $10.3 million owed to or guaranteed by the Company's officers, directors or entities affiliated with them, of which approximately $3.1 million of indebtedness was incurred to fund the Acquisitions. The Company expects to use the remaining approximately $4.1 million of net proceeds for general corporate purposes, including working capital and possible future acquisitions, although at this time the Company has no agreements, understandings or commitments with respect to any such acquisitions. The Company's outstanding indebtedness consists of: (i) approximately $16.4 million ($15.1 million as of January 31, 1998) of senior discount notes (the "Senior Discount Notes") due October 11, 2000 which bear interest at 10.5% per annum, the proceeds of which were used to fund development of the Company, (ii) approximately $5.5 million ($1.5 million as of January 31, 1998) outstanding under a $9.0 million bank credit facility with NationsBank, N.A. (the "Bank Credit Facility") due on November 30, 1998 which bears interest at 9.0% per annum, of which approximately $2.3 million was used to fund three of the Acquisitions and the remainder of which was used for working capital of the Company, (iii) approximately $2.5 million ($2.2 million as of January 31, 1998) to purchase cylinder displays which are financed under a $3.0 million operating lease facility and (iv) approximately $3.4 million ($3.3 million as of January 31, 1998) outstanding under subordinated loans from four stockholders of the Company ("1998 Stockholder Loans"). The 1998 Stockholder Loans bear interest at 10.5% per annum and are due on the earlier of December 31, 2000 or the consummation of a public offering of securities by the Company the net proceeds of which are at least $30.0 million. A portion of the proceeds of the 1998 Stockholder Loans was used to make a $635,000 convertible loan to Bison Valve and for additional working capital. Pending such uses, the net proceeds of this offering will be invested in short term investment grade, interest bearing securities. See "Risk Factors--Management's Discretion as to Use of Unallocated Net Proceeds; Benefits to Existing Stockholders," "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources," "Business--Business Strategy--Pursue Strategic Account Acquisitions" and "Certain Transactions."

                                DIVIDEND POLICY

  The Company has never declared or paid any cash dividends on shares of its Common Stock. The Company currently intends to retain its earnings for future growth and, therefore, does not anticipate paying any cash dividends in the foreseeable future. The payment of cash dividends in the future will be at the discretion of the Board of Directors and may be prohibited under any then existing financing agreements. There can be no assurance that the Company will pay any dividends in the future.

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company as of January 31, 1998 (i) on an actual basis, (ii) on a pro forma basis after giving effect to the Recapitalization (as defined in Note 2 below) and (iii) on a pro forma basis as adjusted to reflect the issuance and sale by the Company of the shares offered hereby at an assumed initial public offering price of $13.00 per share and the application of the estimated net proceeds therefrom. See "Use of Proceeds." This table should be read in conjunction with the Consolidated Financial Statements and the Notes thereto included elsewhere in this Prospectus.

                                                       JANUARY 31, 1998
                                                  ----------------------------
                                                              PRO        AS
                                                   ACTUAL    FORMA    ADJUSTED
                                                  --------  --------  --------
                                                  (UNAUDITED, IN THOUSANDS)
Short-term obligations........................... $  2,490  $  1,740  $    272
                                                  --------  --------  --------
Long-term obligations, less current portion (1)..   19,357    19,357       992
                                                  --------  --------  --------
Series A Convertible Participating Preferred
 Stock, par value $0.001, 20,796,172 shares
 authorized, issued and outstanding (actual).....    9,304       --        --
                                                  --------  --------  --------
Stockholders' deficit:
  Common Stock, par value $0.001, 68,000,000
   shares authorized; 23,526,456 shares issued
   and outstanding (actual); 4,508,297 shares
   issued and outstanding (pro forma); and
   100,000,000 authorized, 7,208,297 issued and
   outstanding (as adjusted) (2).................       23         5         7
  Preferred Stock, par value $0.001, 20,000,000
   shares authorized; no shares issued and
   outstanding...................................                --        --
  Additional paid-in capital.....................      --     10,072    41,963
  Accumulated deficit............................  (21,443)  (21,443)  (21,443)
                                                  --------  --------  --------
    Total stockholders' equity (deficit).........  (21,420)  (11,366)   20,527
                                                  --------  --------  --------
      Total capitalization....................... $  9,731  $  9,731  $ 21,791
                                                  ========  ========  ========

---------------------
(1) See Note 9 of Notes to Consolidated Financial Statements.

(2) Reflects the Recapitalization pursuant to which the Company will effect
    (i) a 1 for 13.22513 reverse stock split (the "Reverse Stock Split") with respect to the Common Stock, (ii) the conversion of all outstanding shares of Series A Convertible Participating Preferred Stock ("Preferred Stock") into 1,572,474 shares of Common Stock, (iii) the conversion of the $2,084,918 accrued dividend on the Preferred Stock (the "Preferred Dividend") into 160,378 shares of Common Stock, (iv) the cashless exercise of outstanding warrants, except for the 1998 Warrants, to purchase 938,832 shares of Common Stock and (v) the issuance of 57,692 shares of Common Stock to Bison Propane Bottle Exchange, L.L.C. as partial consideration for accounts and other assets acquired by the Company in January 1998 (the "Bison Acquisition"). Excludes (a) the issuance of 81,915 shares of Common Stock reserved for issuance upon exercise of the 1998 Warrants at an exercise price of $13.00 per share, (b) an aggregate of 982,607 shares of Common Stock reserved for issuance under the 1994 Stock Incentive Plan, 1998 Stock Incentive Plan, Director Option Plan and the Distributor Option Plan, of which 182,607 shares are subject to outstanding and vested options as of the date hereof at a weighted average exercise price of $6.03 per share and (c) approximately 16,923 shares of Common Stock to be issued upon the conversion of approximately $220,000 of dividends accruing on the Preferred Stock between January 31, 1998 and the estimated consummation of the offering. See "Description of Capital Stock," "Certain Transactions," "Management--1994 Stock Incentive Plan," "--1998 Stock Incentive Plan," "--Director Option Plan," and "--Distributor Option Plan."

                                   DILUTION

  As of January 31, 1998 the Company had a pro forma negative net tangible book value of $(12,604,000) or $(2.80) per share of Common Stock. The pro forma negative net tangible book value per share represents the amount of the Company's total tangible assets less its total liabilities divided by the number of shares of Common Stock outstanding, after giving effect to the Recapitalization. (The negative net tangible book value as of January 31, 1998 prior to giving effect to the Recapitalization was $(22,658,000) or $(0.96) per share.) The pro forma negative net tangible book value per share does not include the issue of 81,915 shares of Common Stock reserved for issuance upon the exercise of the 1998 Warrants at an exercise price of $13.00 per share or 182,607 shares of Common Stock reserved for issuance upon the exercise of vested options with a weighted average exercise price of $6.03 per share which were granted under the 1994 Stock Incentive Plan. Without taking into account any changes in net tangible book value after January 31, 1998, other than to give effect to the sale by the Company of 2,700,000 shares offered hereby (at an assumed initial public offering price of $13.00 per share, after deducting the underwriting discount and estimated offering expenses), the Company's pro forma net tangible book value at January 31, 1998 would have been $19,289,000, or $2.68 per share. This represents an immediate dilution in pro forma negative net tangible book value of $10.32 per share to investors purchasing shares in this offering and an immediate increase in pro forma net tangible book value of $5.48 per share to existing stockholders. The following table illustrates the per share dilution:

   Assumed initial public offering price per share...............         $13.00
     Pro forma net tangible book value per share before the
      offering................................................... $(2.80)
     Increase per share attributable to new investors............   5.48
                                                                  ------
   Pro forma net tangible book value per share after the
    offering.....................................................           2.68
                                                                          ------
   Dilution per share to new investors...........................         $10.32
                                                                          ======

  The following table summarizes, on a pro forma basis, as of January 31, 1998, the differences between existing stockholders and the new investors with respect to the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid:

                                                       TOTAL
                              SHARES PURCHASED     CONSIDERATION
                            -------------------- ------------------ AVERAGE PRICE
                             NUMBER   PERCENTAGE AMOUNT  PERCENTAGE   PER SHARE
                            --------- ---------- ------- ---------- -------------
   Existing stockholders... 4,508,297    62.5%   $ 9,327    21.0%      $ 2.07
   New investors........... 2,700,000    37.5     35,100    79.0        13.00
                            ---------   -----    -------   -----
     Total................. 7,208,297   100.0%   $44,427   100.0%
                            =========   =====    =======   =====

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The following selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements, including the Notes thereto, appearing elsewhere in this Prospectus. The selected consolidated financial data for the fiscal years ended July 31, 1995, July 28, 1996 and July 31, 1997 are derived from the Consolidated Financial Statements of the Company included elsewhere in this Prospectus that have been audited by Coopers & Lybrand L.L.P., independent auditors. The selected financial data for the period from the commencement of operations on July 1, 1994 through July 31, 1994 are derived from the financial statements of the Company not included in this Prospectus that have been audited by The Daniel Professional Group, Inc., independent auditors. The selected consolidated financial data for the six months ended January 31, 1997 and 1998 are derived from unaudited financial statements which, in the opinion of management of the Company, reflect all adjustments, including normal recurring adjustments, that the Company considers necessary for a fair presentation of the consolidated financial position and results of operations for these periods. The operating results for the periods presented are not necessarily indicative of the results to be expected for any other interim period or any other future fiscal year.

  The statement of operations data for the fiscal years ended June 30, 1993 and June 30, 1994 and the balance sheet data as of June 30, 1993 and June 30, 1994, are derived from unaudited financial statements of the Predecessor Company (defined below) which, in the opinion of management of the Company, reflect all adjustments, consisting only of normal recurring adjustments, that the Company considers necessary for a fair presentation of the financial position and results of operations for such period.

                             PREDECESSOR                                             SIX MONTHS
                             COMPANY(1)              FISCAL YEAR ENDED                  ENDED
                          ----------------- -------------------------------------    JANUARY 31,
                          JUNE 30, JUNE 30, JULY 31, JULY 31,  JULY 28,  JULY 31,  ----------------
                            1993     1994     1994     1995      1996      1997     1997     1998
                          -------- -------- -------- --------  --------  --------  -------  -------
                                   (IN THOUSANDS, EXCEPT PER SHARE AND               (UNAUDITED)
                                        SELECTED OPERATING DATA)
CONSOLIDATED STATEMENT OF
 OPERATIONS DATA:
 Net sales--
  distributors..........   $ --     $ --     $  --   $   --    $ 2,386   $13,060   $ 3,501  $ 8,314
 Net sales--direct......     233      393        56    2,728     5,830     1,151     1,008      --
                           -----    -----    ------  -------   -------   -------   -------  -------
 Total net sales........     233      393        56    2,728     8,216    14,211     4,509    8,314
 Cost of sales--
  distributors..........     --       --        --       --      1,811     9,873     2,638    6,371
 Cost of sales--direct..      82      126        59    3,523     6,089     1,771     1,368      --
                           -----    -----    ------  -------   -------   -------   -------  -------
 Total cost of sales....      82      126        59    3,523     7,900    11,644     4,006    6,371
                           -----    -----    ------  -------   -------   -------   -------  -------
 Gross profit...........     151      267        (3)    (795)      316     2,567       503    1,943
 Operating expenses
  (income):
 Sales and marketing....     --       --          0      532     1,112     1,950       653    1,027
 General and
  administrative........     103      228       374    2,787     3,192     3,022     1,398    1,706
 Lease expense
  (income)--net.........     --       --        --       --        (89)     (143)      (93)      23
 Depreciation and
  amortization..........      24       25         3      284       868       873       400      516
 Nonrecurring charges
  (2)...................     --       --        --       --      1,363       970       188      408
                           -----    -----    ------  -------   -------   -------   -------  -------
   Total operating
    expenses............     127      253       377    3,603     6,446     6,672     2,546    3,680
                           -----    -----    ------  -------   -------   -------   -------  -------
 Income (loss) from
  operations............      24       14      (380)  (4,398)   (6,130)   (4,105)   (2,043)  (1,737)
 Other expense (income):
 Interest expense.......       9        5       --       287     1,469     1,665       817      929
 Other (income)
  expense--net..........      (2)      (2)      --       (25)     (168)     (186)      (79)    (102)
                           =====    =====    ======  =======   =======   =======   =======  =======
   Net income (loss)....      17       11    $ (380) $(4,660)  $(7,431)  $(5,584)  $(2,781) $(2,564)
                           -----    -----    ------  -------   -------   -------   -------  -------
   Loss available to
    common stockholders
    (3).................     --       --     $  --   $(5,055)  $(8,067)  $(6,271)  $(3,120) $(2,932)
                           =====    =====    ======  =======   =======   =======   =======  =======
 Net (loss) per share:
 Basic and diluted (4)..     --       --     $(0.01) $ (0.23)  $ (0.37)  $ (0.28)  $ (0.14) $ (0.12)
                           =====    =====    ======  =======   =======   =======   =======  =======
 Shares used in per
  share calculations
 Basic and diluted (4)..     --       --     20,060   21,658    21,526    22,276    21,526   23,526
 Pro forma basic and
  diluted per share (5).     --       --        --       --        --    $ (1.49)      --   $ (0.65)
 Pro forma shares used
  in calculation of net
  loss per share (5)....     --       --        --       --        --      4,328       --     4,508
SELECTED OPERATING DATA:
 Retail locations (at
  period end)...........     --       --        331    1,608     2,981     4,400     3,116    6,600
 Cylinder transactions
  (000's)...............     --       --          5      306       769     1,239       387      715

                         JUNE 30, JUNE 30, JULY 31, JULY 31,  JULY 28,  JULY 31,  JANUARY 31,
                           1993     1994     1994     1995      1996      1997       1998
                         -------- -------- -------- --------  --------  --------  -----------
                                                                                  (UNAUDITED)
                                                  (IN THOUSANDS)
CONSOLIDATED BALANCE
 SHEET DATA:
 Cash and cash
  equivalents...........  $ --     $ --      $150   $   209   $ 1,126   $   325      $  1,207
 Working capital........    (82)     (81)     109    (3,264)    1,580       737           296
 Total assets...........     87       85      631    10,424    11,897     9,974        11,995
 Long-term obligations,
  less current
  maturities............     20        4      518     1,361    14,174    16,110        19,357
 Total stockholders'
  (deficit) equity......      5       16     (179)   (5,149)  (13,217)  (18,488)      (21,420)

---------------------

(1) Effective June 30, 1994, the assets of American Cylinder Exchange (the "Predecessor Company") were contributed to the Company in exchange for 1.3 million shares of Common Stock which were distributed to the Predecessor Company's shareholders.

(2) See Note 12 of Notes to Consolidated Financial Statements for an explanation of the nonrecurring charges.

(3) Includes net loss less redeemable preferred stock dividends of $395, $636, $687, $339 and $368 for fiscal years ended 1995, 1996, 1997 and the six months ended January 31, 1997 and 1998, respectively.

(4) See Note 15 of Notes to Consolidated Financial Statements for an explanation of the determination of shares used in computing basic and diluted net loss per share.

(5) Based on the number of shares outstanding, including shares issuable upon the exercise of all outstanding stock warrants, the conversion of Preferred Stock and Preferred Stock dividends to Common Stock, the 1 for
    13.22513 reverse stock split with respect to the Common Stock and, for January 31, 1998, the issuance of shares as partial consideration for accounts and other assets acquired by the Company in the Bison Acquisition, all of which will be effected immediately prior to the consummation of this offering.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

  The following discussion and analysis should be read in conjunction with "Selected Consolidated Financial Data" and the Company's Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus. Except for the historical information contained herein, the discussion in this Prospectus contains certain forward-looking statements that involve risks and uncertainties, such as statements of the Company's plans, objectives, expectations and intentions. The cautionary statements made in this Prospectus should be read as being applicable to all related forward-looking statements wherever they may appear in this Prospectus. The Company's actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in "Risk Factors" as well as those discussed elsewhere herein. Unless otherwise indicated, all references to years in this section of the Prospectus refer to the Company's fiscal years, which ran as follows: from August 1, 1994 through July 31, 1995, August 1, 1995 through July 28, 1996 and July 29, 1996 through July 31, 1997.

OVERVIEW

  Blue Rhino was founded in March 1994 and has become the leading provider of grill cylinder exchange in the United States offering consumers a convenient means to obtain fuel for their barbecue grills. The Company originally focused on serving markets in the southeastern United States and has since developed a network of 51 independent distributors which deliver Blue Rhino grill cylinder exchange to over 6,600 retail locations in over 41 states as of January 31, 1998. During the twelve months ended January 31, 1998, the Company's sales increased 78% from the prior year's comparable period to approximately $18.0 million as a result of the growth of sales at existing locations and the addition of over 3,000 new retail locations.

  Since its formation, the Company has focused on creating an infrastructure to support its nationwide cylinder exchange program. Initially, the Company developed a vertically integrated operation, purchasing and leasing grill cylinders, cylinder displays, filling sites, refurbishing equipment and delivery trucks while at the same time developing a sales, marketing and MIS infrastructure. In March 1996, the Company began to transition from a vertically integrated business model to an independent distributor business model in order to implement its cylinder exchange program in a more capital efficient manner and to accelerate development of its program. At this time, the Company began to dispose of distribution assets and began to enter into exclusive agreements with independent distributors to refurbish and refill cylinders and service Blue Rhino's retail accounts. As a result, the Company has significantly accelerated the growth of its nationwide service, pursued additional retailer relationships and invested in the sales, marketing and MIS infrastructure to support its growing cylinder exchange program. The Company expects to focus future capital investments on cylinders, cylinder displays and continued enhancement of its MIS. The transition to a 100% independent distributor business model was completed in the third quarter of fiscal 1997.

  The Company currently offers three types of grill cylinder transactions: (i) like for like cylinder exchanges; (ii) cylinders with valve upgrades offering additional safety features; and (iii) outright cylinder sales. The Company's net sales from cylinder exchanges, cylinder upgrades and cylinder sales comprised approximately 82%, 10% and 8%, respectively, of the Company's net sales for fiscal 1997 and 81%, 9% and 10%, respectively, for the first six months of fiscal 1998. The Company's suggested retail prices for cylinder exchanges, cylinder upgrades and cylinder sales are currently $14.99, $24.99 and $39.99, respectively, although the actual prices for these transactions may vary from retailer to retailer. The Company recognizes net sales at the time its distributor makes a delivery at a retail location. The Company invoices its retailers, receives payment and remits a fixed portion of this payment to its distributors for their services. The Company's net sales growth depends on increasing sales at existing locations and increasing the number of new retail locations that it serves. Other factors which influence net sales include seasonality, consumer awareness, weather conditions, new grill sales, alternative uses for grill cylinders, promotional activities and advertising.

  The Company's cost of sales are comprised of a fixed charge per cylinder transacted which is paid to distributors based upon the type of transaction and determined on a contractual basis. Cylinder sales have the highest cost of sales while cylinder exchanges have the lowest cost of sales. Selling and marketing expenses are primarily comprised of compensation, commissions and promotional and travel costs. General and administrative expenses are primarily comprised of compensation, professional fees, rent, software development and travel costs. Lease expense (income)--net is comprised of revenue from cylinder displays and certain plant facilities and equipment leased to distributors offset by rent expense paid by the Company to lease the cylinder displays under an operating lease. Depreciation and amortization consist primarily of depreciation of cylinder displays and to a lesser extent, depreciation on equipment, buildings, computer hardware and software and amortization of intangibles. Operating expenses also include non-recurring charges of approximately $1.4 million, $1.1 million, $188,000 and $408,000 incurred during fiscal 1996 and 1997 and for the first six months of fiscal 1997 and 1998, respectively, as the Company transitioned from a vertically integrated business model to its present independent distributor business model. The Company does not anticipate incurring any additional charges in connection with this transition after the quarter ended July 31, 1998.

  While the Company believes that it has created the infrastructure necessary to support a nationwide cylinder exchange program, development of this infrastructure has resulted in an accumulated deficit of approximately $21.4 million as of January 31, 1998. This has resulted in a net operating loss carryforward for federal income tax purposes of approximately $20.5 million which is available to be used to offset future taxable income, if any. In the event of a change in ownership of the Company, the extent to which the loss-carryforwards can be used to offset future taxable income may be limited as provided in the Tax Reform Act of 1996. Based on the Company's history of operating losses, the Company has recorded a valuation allowance to the full extent of its net deferred tax assets.

RESULTS OF OPERATIONS

  The following table sets forth, for the periods indicated, the percentage relationship of certain items from the Company's statement of operations to net sales. Due to the Company's recent change in its business model and its rapid sales growth, any trends reflected by the following table may not be indicative of future results.

                                     PERCENTAGE OF TOTAL NET SALES
                         -------------------------------------------------------
                                                                   SIX MONTHS
                                                                      ENDED
                                     FISCAL YEAR ENDED             JANUARY 31,
                         ----------------------------------------- -------------
                         JULY 31, 1995 JULY 28, 1996 JULY 31, 1997 1997      1998
                         ------------- ------------- ------------- -----   -----------
Total net sales.........     100.0%        100.0%        100.0%    100.0%  100.0%
Total cost of sales.....     129.1          96.2          81.9      88.8    76.6
                            ------         -----         -----     -----   -----
Gross margin............     (29.1)          3.8          18.1      11.2    23.4
Operating expenses
 (income):
  Sales and marketing...      19.5          13.5          13.7      14.5    12.4
  General and
   administrative.......     102.2          38.9          20.5      31.0    20.5
  Lease expense
   (income)--net........       --           (1.1)         (1.0)     (2.1)    0.3
  Depreciation and
   amortization.........      10.4          10.6           6.1       8.9     6.2
  Nonrecurring charges..       --           16.5           7.6       4.2     4.9
                            ------         -----         -----     -----   -----
    Total operating
     expenses...........     132.1          78.4          46.9      56.5    44.3
                            ------         -----         -----     -----   -----
Loss from operations....    (161.2)        (74.6)        (28.8)    (45.3)  (20.9)
Other expense (income):
  Interest expense......      10.5          17.8          11.7      18.1    11.2
  Other income--net.....      (0.9)         (2.0)         (1.3)     (1.8)   (1.2)
                            ------         -----         -----     -----   -----
Net loss................    (170.8)%       (90.4)%       (39.2)%   (61.6)% (30.9)%
                            ======         =====         =====     =====   =====

                                                                    SIX MONTHS
                                                                       ENDED
                                      FISCAL YEAR ENDED             JANUARY 31,
                          ----------------------------------------- -------------
                          JULY 31, 1995 JULY 28, 1996 JULY 31, 1997 1997      1998
                          ------------- ------------- ------------- -----   ----------
As a Percentage of Total
 Net Sales
  Net sales--
   distributors.........        --          29.0%          91.9%     77.6%  100.0%
  Net sales--direct.....      100.0%        71.0%           8.1%     22.4%    --
Total gross margin......      (29.1)%        3.8%          18.1%     11.2%   23.4%
  Gross margin of net
   sales--distributors..        --          24.1%          24.4%     24.7%   23.4%
  Gross margin of net
   sales--direct........      (29.1)%       (4.4)%        (53.9)%   (35.7)%   --

COMPARISON OF SIX MONTHS ENDED JANUARY 31, 1997 AND 1998

  Net sales. Net sales consist of net sales from the Company's previous vertically integrated distribution operations ("net sales--direct") and net sales from the Company's current independent distributor network ("net sales-- distributors"). During the third quarter of fiscal 1997, the Company completed its transition to the independent distributor business model and, as a result, all of the Company's net sales for the first six months of fiscal 1998 were and thereafter will be net sales--distributors. Total net sales increased 84.4% from approximately $4.5 million for the first six months of fiscal 1997 to approximately $8.3 million for the first six months of fiscal 1998. Net sales--distributors increased 137.5% from approximately $3.5 million in the first six months of fiscal 1997 to approximately $8.3 million in the first six months of fiscal 1998. The increase in net sales--distributors was due primarily to the Company's transition from a vertically integrated business model to an independent distributor business model, as well as to the increase in the number of retail locations placed in service and the corresponding increase in the number of cylinder transactions during the period. The installed base of retail locations increased 106.3% from approximately 3,200 locations at January 31, 1997 to approximately 6,600 locations at January 31, 1998. The number of cylinders transacted increased 84.8% from approximately 387,000 units in the first six months of fiscal 1997 to approximately 715,000 units in the first six months of fiscal 1998.

  Gross margin. Gross margin increased from 11.2% in the first six months of fiscal 1997 to 23.4% in the first six months of fiscal 1998. This increase was due to the shift in net sales from a vertically integrated business model to an independent distributor business model. With respect to net sales-- distributors, gross margin decreased from 24.7% in the first six months of fiscal 1997 to 23.4% in the first six months of fiscal 1998. This decrease was due to a shift in the mix of cylinders transacted, with cylinder sales accounting for a larger percentage of total net sales than in previous quarters.

  Sales and marketing expenses. Sales and marketing expenses increased 57.3% from approximately $653,000 in the first six months of fiscal 1997 to approximately $1.0 million in the first six months of fiscal 1998 but decreased as a percentage of total net sales from 14.5% in the first six months of fiscal 1997 to 12.4% in the first six months of fiscal 1998. The increase in absolute sales and marketing expense was due primarily to additional compensation, promotional and advertising expenditures. The decrease in sales and marketing expenses as a percentage of net sales was due primarily to the fact that a significant portion of the compensation of the Company's sales and marketing staff is fixed and, as a result, sales and marketing expenses increased at a slower rate than net sales.

  General and administrative expenses. General and administrative expenses increased 22.0% from approximately $1.4 million in the first six months of fiscal 1997 to approximately $1.7 million in the first six months of fiscal 1998 but decreased as a percentage of total net sales from 31.0% in the first six months of fiscal 1997 to 20.5% in the first six months of fiscal 1998. The increase in absolute general and administrative expenses was due primarily to additional compensation costs. The decrease in general and administrative expense as a percentage of net sales was due primarily to the fact that a significant portion of compensation is fixed and, as a result, general and administrative expenses increased at a slower rate than net sales.

  Lease expense (income)--net. Gross lease income for the first six months of fiscal 1997 and 1998 increased from $108 to $244, respectively, while gross rent expense for the same period increased from $15 to $267. The increase in lease income and rent expense was due to the implementation of a plant facilities and equipment lease with a distributor during the second quarter of fiscal 1997 and the addition of new retail locations resulting in an increase in the number of cylinder displays under lease.

  Depreciation and amortization. Depreciation and amortization increased from approximately $400,000 in the first six months of fiscal 1997 to approximately $516,000 in the first six months of fiscal 1998 primarily due to the acquisition of cylinder display panels and computer equipment.

  Nonrecurring charges. Nonrecurring charges increased from approximately $188,000 in the first six months of fiscal 1997 to approximately $408,000 for the first six months of fiscal 1998. Nonrecurring charges are associated with the Company's transition from a vertically integrated business model to an independent distributor business model and consist primarily of the write-down of facilities and equipment purchased to support the vertically integrated business model.

  Interest expense. Interest expense increased from approximately $817,000 in the first six months of fiscal 1997 to approximately $929,000 in the first six months of fiscal 1998. The increase in interest expense was due to accretion of interest on Senior Discount Notes, additional borrowings under lines of credit and, to a lesser extent, borrowings from stockholders.

  Other income--net. Other income--net increased from approximately $79,000 in the first six months of fiscal 1997 to approximately $102,000 in the first six months of fiscal 1998. Other income--net consists primarily of interest income from various notes receivable and excess cash balances.

COMPARISON OF YEARS ENDED JULY 28, 1996 AND JULY 31, 1997

  Net sales. Total net sales increased 73.0% from approximately $8.2 million for fiscal year 1996 to approximately $14.2 million for fiscal 1997. Net sales--distributors increased from approximately $2.4 million for fiscal year 1996 to approximately $13.1 million for fiscal 1997. The increase in net sales--distributors was due primarily to the Company's transition from a vertically integrated business model to an independent distributor business model, as well as an increase in the number of retail locations placed in service and an increase in the number of cylinder transactions during the period. The installed base of retail locations increased 46.7% from approximately 3,000 locations at the end of fiscal 1996 to approximately 4,400 locations at the end of fiscal 1997. The number of cylinders transacted increased 61.1% from approximately 769,000 units for fiscal 1996 to approximately 1,239,000 units for fiscal 1997.

  Gross margin. Gross margin increased from 3.8% for fiscal 1996 to 18.1% for fiscal 1997. This increase was due to the shift in net sales from a vertically integrated business model to an independent distributor business model. With respect to net sales--distributors, gross margin increased from 24.1% for fiscal year 1996 to 24.4% for fiscal 1997.

  Sales and marketing expenses. Sales and marketing expenses increased 75.4% from approximately $1.1 million for fiscal 1996 to approximately $2.0 million for fiscal 1997 and as a percentage of total net sales increased from 13.5% for fiscal 1996 to 13.7% for fiscal 1997. The increase in absolute sales and marketing expense was due primarily to additional compensation, promotional and advertising expenditures.

  General and administrative expenses. General and administrative expenses decreased 8.9% from approximately $3.2 million for fiscal 1996 to approximately $2.9 million for fiscal 1997, and decreased as a percentage of total net sales from 38.9% for fiscal 1996 to 20.5% for fiscal 1997. The decrease in absolute general and administrative expenses was due to the transition to the independent distributor business model.

  Lease expense (income)--net. Lease expense (income)--net increased 60.7% from $89,000 for fiscal 1996 to approximately $143,000 for fiscal 1997. The increase in lease expense (income)--net was due to the implementation of certain plant facilities and equipment leases with distributors during the fourth quarter of fiscal 1996 and the second quarter of fiscal 1997 and the addition of new retail locations resulting in an increase in the number of cylinder displays under lease.

  Depreciation and amortization. Depreciation and amortization increased from approximately $868,000 for fiscal 1996 to approximately $873,000 for fiscal 1997.

  Nonrecurring charges. Nonrecurring charges are associated with the transition to the independent distributor model and decreased from approximately $1.4 million for fiscal 1996 to approximately $1.1 million for fiscal 1997.

  Interest expense. Interest expense increased from approximately $1.5 million for fiscal 1996 to approximately $1.7 million for fiscal 1997 due to accretion of interest on Senior Discount Notes and additional borrowings under the Company's Bank Credit Facility.

  Other income--net. Other income--net increased from approximately $168,000 for fiscal 1996 to approximately $186,000 for fiscal 1997.

COMPARISON OF YEARS ENDED JULY 31, 1995 AND JULY 28, 1996

  Net sales. Total net sales increased 201.2% from approximately $2.7 million for fiscal 1995 to approximately $8.2 million for fiscal 1996 while net sales--direct increased 113.7% from approximately $2.7 million to approximately $5.8 million. During fiscal 1996, the Company initiated its transition from a vertically integrated business model to an independent distributor business model with the addition of 12 distributors. As a result, net sales--distributors contributed approximately $2.4 million to total net sales in fiscal 1996. These increases are due primarily to the increases in the number of new retail locations placed in service and a corresponding increase in the number of cylinder transactions during the period.

  Gross margin. Gross margin was negative for fiscal 1995 and 3.8% for fiscal 1996. The negative gross margin for fiscal 1995 and subsequent improvement in fiscal 1996 was related to a limited number of retail locations in the Company's first years of business.

  Sales and marketing expenses. Sales and marketing expenses increased 109.0% from approximately $532,000 for fiscal 1995 to approximately $1.1 million for fiscal 1996, but decreased as a percentage of total net sales from 19.5% for fiscal 1995 to 13.5% for fiscal 1996. The increase in sales and marketing expense was due primarily to the development of the Blue Rhino brand and its sales force. The decrease of sales and marketing expenses as a percentage in net sales was due primarily to the fact that the Company's total sales increased at a rate higher than selling and marketing expenses.

  General and administrative expenses. General and administrative expenses increased 14.5% from approximately $2.8 million for fiscal 1995 to approximately $3.2 million for fiscal 1996, but decreased as a percentage of total net sales from 102.2% for fiscal 1995 to 38.9% for fiscal 1996. The increase in absolute general and administrative expenses was due to increased compensation. The decrease in general and administrative expense as a percentage of net sales was due primarily to the increase in total net sales.

  Lease expense (income)--net. Lease expense (income)--net was approximately $89,000 for fiscal 1996. There was no lease expense (income)--net in fiscal 1995.

  Depreciation and amortization. Depreciation and amortization increased from approximately $284,000 for fiscal 1995 to approximately $868,000 for fiscal 1996, due primarily to investments in facilities related to the Company's previous vertically integrated business model.

  Nonrecurring charges. Nonrecurring charges associated with the Company's transition from a vertically integrated business model to an independent distributor business model were approximately $1.4 million in fiscal 1996. There were no nonrecurring charges in fiscal 1995.

  Interest expense. Interest expense increased from approximately $287,000 for fiscal 1995 to approximately $1.5 million for fiscal 1996 due primarily to the issuance of Senior Discount Notes for approximately $12.6 million with an aggregate principal amount of approximately $17.2 million.

  Other income--net. Other income--net increased from approximately $25,000 for fiscal 1995 to $168,000 for fiscal 1996. This increase was due primarily to interest income generated from excess cash balances.

SELECTED QUARTERLY RESULTS OF OPERATIONS

  The Company has experienced and is expected to continue to experience significant seasonal fluctuations in net sales and net income. The Company's net sales generally are highest in the third and fourth quarters, which include the majority of the grilling season, and historically have been lower in the first and second quarters which include the winter months. Sustained periods of poor weather, particularly in the spring and summer seasons, can negatively impact sales. The Company's rate of establishing new retail locations and expenses incurred in anticipation of increased sales also cause quarterly fluctuations in the Company's results of operations. Accordingly, the results of operations in any quarter will not necessarily be indicative of the results that may be achieved for a full fiscal year or any future quarter. See "Risk Factors--Seasonal and Quarterly Fluctuations" and "--Varying Local Permitting Processes."

  The following table sets forth selected unaudited quarterly financial information and operating data for the last five quarters. This information has been prepared on the same basis as the Consolidated Financial Statements and includes, in the opinion of management, all normal and recurring adjustments that management considers necessary for a fair statement of the quarterly results for the periods. Given the Company's limited operating history, seasonal demand for its product and market acceptance of cylinder exchange by retailers and consumers, there may be significant variation in the Company's operating results for any quarter. The operating results and data for any quarter are not necessarily indicative of the results for future periods.

                                                    QUARTER ENDED
                          --------------------------------------------------------------------
                          OCTOBER 31, JANUARY 31, APRIL 30,  JULY 31,  OCTOBER 31, JANUARY 31,
                             1996        1997       1997       1997       1997        1998
                          ----------- ----------- ---------  --------  ----------- -----------
                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
Total net sales.........    $ 2,491    $  2,018   $  3,000   $  6,702   $  4,139    $  4,175
Total cost of sales.....      2,206       1,800      2,478      5,160      3,154       3,217
                            -------    --------   --------   --------   --------    --------
  Gross profit..........        285         218        522      1,542        985         958
                            -------    --------   --------   --------   --------    --------
Operating expenses
 (income)
  Sales and marketing...        415         380        489        666        564         463
  General and
   administrative ......        547         710        751        900        844         862
  Lease expense
   (income)--net........        (43)        (50)       (31)       (19)         8          15
  Depreciation and
   amortization.........        187         212        223        251        245         271
  Nonrecurring charges..         43         145        672        224        281         127
                            -------    --------   --------   --------   --------    --------
    Total operating
     expenses...........      1,149       1,397      2,104      2,022      1,942       1,738
                            -------    --------   --------   --------   --------    --------
Loss from operations....       (864)     (1,179)    (1,582)      (480)      (957)       (780)
Other expense (income)
  Interest expense......        394         424        432        415        434         495
  Other income--net.....        (43)        (37)       (43)       (63)       (51)        (51)
                            -------    --------   --------   --------   --------    --------
Net loss................    $(1,215)   $ (1,566)  $ (1,971)  $   (832)  $ (1,340)   $ (1,224)
                            =======    ========   ========   ========   ========    ========
Loss available to common
 stockholders...........    $(1,384)   $ (1,737)  $ (2,140)  $ (1,010)  $ (1,447)   $ (1,485)
                            =======    ========   ========   ========   ========    ========
Basic and diluted net
 loss per share.........    $ (0.06)   $  (0.08)  $  (0.10)  $  (0.04)  $  (0.06)   $  (0.06)
                            =======    ========   ========   ========   ========    ========
Shares used in
 computation of net loss
 per share (1)..........     21,526      21,526     22,526     23,526     23,526      23,526
                            =======    ========   ========   ========   ========    ========

                                           PERCENTAGE OF TOTAL NET SALES
                         -------------------------------------------------------------------
                                                   QUARTER ENDED
                         -------------------------------------------------------------------
                         OCTOBER 31, JANUARY 31, APRIL 30, JULY 31,  OCTOBER 31, JANUARY 31,
                            1996        1997       1997      1997       1997        1998
                         ----------- ----------- --------- --------  ----------- -----------
Total net sales.........    100.0%      100.0%     100.0%   100.0%      100.0%      100.0%
Total cost of sales.....     88.6        89.2       82.6     77.0        76.2        77.1
                            -----       -----      -----    -----       -----       -----
  Gross margin..........     11.4        10.8       17.4     23.0        23.8        22.9
Operating expenses
 (income)
  Sales and marketing...     16.7        18.8       16.3      9.9        13.6        11.1
  General and
   administrative.......     22.0        35.2       25.0     13.4        20.4        20.6
  Lease expense
   (income)--net........     (1.7)       (2.5)      (1.0)    (0.3)        0.2         0.4
  Depreciation and
   amortization.........      7.5        10.5        7.4      3.7         5.9         6.5
  Nonrecurring charges..      1.7         7.2       22.4      3.5         6.8         3.0
                            -----       -----      -----    -----       -----       -----
    Total operating
     expenses...........     46.1        69.2       70.1     30.2        46.9        41.6
                            -----       -----      -----    -----       -----       -----
Loss from operations....    (34.7)      (58.4)     (52.7)    (7.2)      (23.1)      (18.7)
Other expense (income)
  Interest expense......     15.8        21.0       14.4      6.1        10.5        11.8
  Other income--net.....     (1.7)       (1.8)      (1.4)    (0.9)       (1.2)       (1.2)
                            -----       -----      -----    -----       -----       -----
Net loss................    (48.8)%     (77.6)%    (65.7)%  (12.4)%     (32.4)%     (29.3)%
                            =====       =====      =====    =====       =====       =====

---------------------
(1) See Note 15 of Notes to Consolidated Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

  The Company's primary sources of funds have been the issuance of stock and warrants and the incurrence of debt. The Company had working capital of approximately $296,000 as of January 31, 1998.

  Net cash used in operations was approximately $2.1 million and approximately $694,000 for the first six months of fiscal 1998 and 1997, respectively. Net cash used in operations was approximately $2.2 million and approximately $5.2 million for fiscal 1997 and 1996, respectively. For all periods net cash used in operations resulted primarily from net losses from operations.

  Net cash used in investing activities was approximately $776,000 for the first six months of fiscal 1998 and net cash provided by investing activities was approximately $134,000 for the first six months of fiscal 1997. Net cash provided by investing activities was approximately $342,000 for fiscal 1997 and net cash used in investing activities was approximately $1.4 million for fiscal 1996. The primary components of cash used in investing activities included acquisitions and investments in property and equipment. The primary components of cash provided from investing included collection on notes receivable and proceeds from the sale of property and equipment.

  Net cash provided by financing activities was approximately $3.7 million for the first six months of fiscal 1998 and net cash used in financing activities was approximately $257,000 for the first six months of fiscal 1997. Net cash provided by financing activities was approximately $1.0 million for fiscal 1997 and approximately $7.5 million for fiscal 1996. The primary components of cash provided by financing activities included proceeds from the issuance of Senior Discount Notes, stockholder loans and bank borrowings. The primary components of cash used in financing activities included payments on various notes payable, long-term debt and capital lease obligations.

  In September 1996, the Company entered into a $3.0 million operating lease facility with Forsythe/McArthur Associates, Inc. to finance cylinder displays (the "Cylinder Display Lease Facility"). Under the Cylinder Display Lease Facility, the Company leases cylinder display racks for a minimum term of 48 months. After the expiration of the minimum term of each lease, the Company may purchase the cylinder displays and after 36 months, the Company may terminate any lease based upon specified terms. The Company intends to use a portion of the proceeds of this offering to purchase all equipment currently leased under the Cylinder Display Lease Facility and to terminate the Facility. Approximately $2.2 million of the Facility was outstanding at January 31, 1998.

  In December 1997, the Company entered into a Loan Agreement with NationsBank, N.A. (the "Bank Credit Facility") which allows for maximum borrowing of $9.0 million, including a $3.0 million revolving line of credit with a $1.0 million overadvance provision, a $1.0 million capital expenditure line of credit and a $4.0 million acquisition line of credit. The amounts outstanding under the Bank Credit Facility are due on November 30, 1998. The Bank Credit Facility is collateralized by a lien on substantially all of the assets of the Company. The Bank Credit Facility requires the Company to meet certain covenants, including minimum current, net worth and cash flow ratios and restricts the level of capital expenditures. The Company is in compliance with these covenants as of the date hereof. Mr. Prim and American Oil and Gas, Inc., a stockholder of the Company, have jointly and severally guaranteed this facility up to $6.0 million. The loans under the Bank Credit Facility bear interest at the prime rate plus 0.5% per annum. As of the consummation of this offering, the Company expects to have approximately $5.5 million outstanding under the Bank Credit Facility which will be repaid with a portion of the net proceeds of this offering. See "Use of Proceeds."

  The Company currently leases its offices under a lease from Platinum Services Corporation, an entity affiliated with the Company by common ownership and control. Pursuant to the terms of the lease, the Company pays annual rent of $82,000, plus its allocable share of all taxes, utilities, and maintenance. Although the lease terminates on December 31, 1998, the Company expects to renew the lease on substantially similar terms for an additional three year term.

  The Company anticipates that the total capital expenditures for 1998 and 1999 will be approximately $2.4 million and $5.3 million, respectively, and will relate primarily to investments in cylinders, cylinder displays, computer hardware and software development. The Company's capital expenditure and working capital requirements in the foreseeable future will change depending on the rate of the Company's expansion, the Company's operating results and any other adjustments in its operating plan as needed in response to competition, acquisition opportunities or unexpected events. The Company believes that existing borrowing capacity under lines of credit, together with the proceeds from the offering and cash provided by operations, will be sufficient to meet the Company's working capital requirements through fiscal 1999. However, there can be no assurance that the Company will not seek or require additional capital in the future as a result of expansion or otherwise.

  In December 1994, the Company raised approximately $6.7 million pursuant to an offering of its Series A Convertible Participating Preferred Stock and warrants to purchase 318,650 shares of Common Stock at an exercise price of $0.45 per share. The Company used the proceeds primarily to fund development of cylinder refurbishing and distribution plants and to establish the infrastructure for its national cylinder exchange program. See "Certain Transactions." The Preferred Stock will be converted into Common Stock and the warrants will be exercised upon consummation of this offering. See "Description of Capital Stock--Recapitalization."

  In October 1995, the Company sold 12,575 units (the "Units") for $1,000 per Unit, each Unit being comprised of a 10.5% Senior Discount Note due October 11, 2000 with a face value of $1,364.93 and a warrant to purchase approximately 40 shares of Common Stock at an exercise price of approximately $4.59 per share. The Senior Discount Notes accrete in value until October 11, 1998 and, thereafter, cash interest will be payable semi-annually. The gross proceeds of the Unit offering was approximately $12.6 million. See "Certain Transactions." The Senior Discount Notes will be repaid in full with a portion of the proceeds of the offering and the warrants will be exercised on a cashless basis upon consummation of the offering. See "Use of Proceeds" and "Description of Capital Stock--Recapitalization."

  In January 1998, the Company received $3.25 million in loans from four of its stockholders (the "1998 Stockholder Loans"). The 1998 Stockholder Loans bear interest at 10.5% per annum and are due on the earlier of December 31, 2000 or the successful completion of a public offering of the Company's Common Stock with net proceeds of at least $30.0 million. There was $3.25 million outstanding under the 1998 Stockholder Loans as of January 31, 1998 (approximately $3.4 million as of the consummation of the offering). In addition, the Company issued warrants to purchase an aggregate 81,915 shares at an exercise price of $13.00 per share to these stockholders in connection with the 1998 Stockholder Loans. The 1998 Stockholder Loans will be repaid in full with a portion of the proceeds of the offering. See "Use of Proceeds."

INFLATION

  The Company does not believe that inflation has had a material adverse effect on net sales or the results of operations. However, there can be no assurance that the Company's business will not be affected by inflation in the future.

IMPACT OF NEW ACCOUNTING PRONOUNCEMENTS

  Statement of Financial Accounting Standards ("SFAS") No. 130 ("Statement 130") establishes standards for reporting and display of comprehensive income and its components (revenues, gains, expenses, losses) in a full set of general purpose financial statements and is effective for fiscal years beginning after December 15, 1997. Management of the Company does not expect Statement 130 to have a significant impact, if any, on the Company's Consolidated Financial Statements.

  In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("Statement 131"). Statement 131 requires public business enterprises to adopt its provisions for periods beginning after December 15, 1997, and to report certain information about operating segments in complete sets of financial statements of the enterprise and in condensed financial statements of interim periods issued to shareholders. The Company is evaluating the provisions of Statement 131, but has not yet determined if additional disclosures will be required.

YEAR 2000 COMPLIANCE

  Certain of the Company's MIS use two digit data fields which recognize dates using the assumption that the first two digits are "19" (i.e., the number 97 is recognized as the year 1997). Therefore, the Company's date critical functions relating to the year 2000 and beyond, such as sales, distribution, inventory control and financial systems, may be adversely affected unless changes are made to these computer systems. The Company expects that upgrades to its MIS with respect to the year 2000 problem will require expenditures of approximately $35,000. However, no assurance can be given that these issues can be resolved in a cost-effective or timely manner or that the Company will not incur significantly greater expense in resolving these issues.

                                   BUSINESS

OVERVIEW

  Blue Rhino is a leading provider of grill cylinder exchange in the United States with Blue Rhino branded cylinder exchange displays at over 6,600 retail locations in 41 states. Cylinder exchange provides consumers with a convenient means to exchange empty grill cylinders for clean, safer, precision-filled cylinders. Blue Rhino cylinder exchange is offered at leading home center/hardware, mass merchant, grocery and convenience stores, including Home Depot, Lowe's, Sears Hardware, Wal Mart, Kroger and SuperAmerica. Blue Rhino brand grill cylinders are delivered to retailers through a national network of 51 independent distributors. These independent distributors make the capital investment in grill cylinders, refilling and refurbishing equipment and vehicles necessary to operate a cylinder exchange business. This allows the Company to focus on promoting brand identity, developing additional retail relationships and supporting its distributor network by providing value-added marketing, customer service and management information systems ("MIS").

  Cylinder exchange is a relatively new retail concept and the Company believes that consumer awareness of the benefits of cylinder exchange will increase as the service becomes more widely available. During the twelve months ended January 31, 1998, Blue Rhino cylinder exchange displays have been installed at over 3,000 additional retail locations. The Company believes that there are approximately 225,000 potential grill cylinder exchange locations in the Company's target markets. The Company's growth strategy includes increasing consumer awareness of cylinder exchange, further promoting the Blue Rhino brand, increasing penetration in both new and existing retail accounts and selectively pursuing strategic acquisitions.

INDUSTRY BACKGROUND

  Barbecue Grill Market. Outdoor barbecuing is increasingly one of the most popular outdoor activities in the United States driven by consumer trends to healthier food preparation, as well as the desire to spend more time outside at family and social gatherings. The popularity of propane grills has increased significantly in recent years with Barbecue Industry Association ("BIA") statistics indicating that propane grill sales now exceed the combined sales of charcoal, natural gas and electric grills. According to a 1997 survey ("1997 BIA Study") conducted on behalf of the BIA, consumers enjoy the convenience of propane grills over charcoal grills as they light easier, heat up faster and require less preparation and clean up time. Furthermore, the 1997 BIA Study indicates that approximately 68% of propane grill owners use their grills throughout the year.

  According to the 1997 BIA Study, approximately 38.5 million United States households own a propane grill, with the number of propane grill purchases growing at a rate of 8% per year from 3.2 million in 1990 to more than 6.0 million in 1997. The 1997 BIA Study also indicates that the average propane grill owner uses 1.8 cylinders of propane per year, creating an estimated market for grill cylinder fills of approximately 69.0 million per year. Based on these estimates, the Company believes the annual retail market for grill cylinder refills is approximately $1.0 billion. There can be no assurance that such growth rates will continue or be sustained or that the Company will benefit from any such growth.

  Grill Cylinder Exchange. In recent years, cylinder exchange has emerged as a convenient alternative to refilling cylinders at traditional propane filling stations. Cylinder exchange, in which the consumer exchanges an empty grill cylinder for one which is full, is available at retail locations such as home center/hardware, mass merchant, grocery and convenience stores. These retailers typically have longer business hours and are more convenient for consumers than filling stations. The Company believes that as cylinder exchange becomes more widely available consumers will embrace it in place of refilling, which often involves traveling to a remote location and waiting for a refill. Growing consumer acceptance of cylinder exchange is indicated by BIA estimates that cylinder exchange increased from less than 10% of grill cylinder transactions in 1995 to 21% in 1997.

  The Company believes that the grill cylinder exchange industry is highly fragmented with numerous regional distributors typically serving less than 500 locations each. The Company believes this fragmentation results in part from the relative newness of cylinder exchange and the unique set of challenges cylinder exchange poses to commercially focused traditional propane distributors. To build critical mass at the consumer level, propane distributors must establish and maintain relationships with major retailers, many of which prefer to stock quality, branded products supplied by reliable, sophisticated vendors. To service retail cylinder exchange accounts, propane distributors must make capital investments in cylinder displays, grill cylinders, refurbishing equipment and vehicles not used in their traditional propane business. Finally, to properly account for complex exchange, upgrade and sale transactions, propane distributors must invest in sophisticated management information and accounting systems tailored to servicing retailers.

THE BLUE RHINO SOLUTION

  Blue Rhino is creating a new paradigm for the cylinder exchange market which provides benefits to consumers, retailers and distributors. Blue Rhino offers consumers a new, convenient, branded product alternative to grill cylinder refilling. Blue Rhino provides retailers with a high margin, turn-key branded service which has the potential to increase customer traffic and utilization of exterior retail space. In addition, Blue Rhino offers retailers a full service program, including direct delivery, regular inventory maintenance, centralized billing, electronic data interchange ("EDI") and detailed reporting typically unavailable from traditional propane distributors. For Blue Rhino's independent distributors, this cylinder exchange program provides a counter-seasonal complement to their traditional propane business as well as access to major retail accounts, sophisticated MIS and marketing support.

BUSINESS STRATEGY

  Blue Rhino's strategy is to continue to build its national brand and capitalize on its position as the leading grill cylinder exchange provider through the following initiatives:

  Promote the Blue Rhino Brand and Drive Consumer Awareness. The Company's branding efforts focus on developing and maintaining a brand identity synonymous with a convenient, clean and safer product. Blue Rhino has created a distinctive Blue Rhino brand name and rhino logo which are prominently displayed on cylinder sleeves and displays. The Company also plans to undertake brand marketing and promotional initiatives, including point of purchase displays, cross marketing promotions with other barbecue-related products, print media and cooperative advertising. The Company's recognized brand also provides a platform to introduce new Blue Rhino products to the backyard living category.

  Deliver Clean, Safer Cylinders at Convenient Locations. The Company believes that convenience and safety are critical factors in achieving consumer acceptance of cylinder exchange. Blue Rhino cylinder exchange allows consumers to exchange empty cylinders for clean, precision-filled, cylinders at a variety of well known, convenient retail locations. Blue Rhino distributors refill and resleeve cylinders according to prescribed standards designed to prevent overfills or refills of unsafe cylinders. Each Blue Rhino cylinder has a consistent, like-new appearance, which the Company believes enhances retail sales and consumer loyalty.

  Expand Relationships and Increase Sales with Retailers. The Company's relationships with major retailers such as Home Depot, Lowe's, Sears Hardware, Wal Mart, Kroger and SuperAmerica, allow it to place cylinders in a large number of convenient, high traffic locations. The Company believes that its ability to provide national and regional retailers with a single vendor for branded grill cylinder exchange supported by value-added customer service, marketing and MIS gives it a competitive advantage over traditional propane distributors. The Company believes there are approximately 225,000 potential grill cylinder exchange locations in its targeted markets of which it currently services over 6,600. The Company plans to continue to increase the number of new retail locations by driving sales within existing retail accounts. In the twelve months ended January 31, 1998, the Company has added over 3,000 retail locations. Historically, the Company's locations have experienced substantial sales growth in the first year of operations. As a result, the Company believes that as these locations mature they will experience higher sales volumes.

  Leverage National Distributor Network. Over the past two years the Company has established a network of 51 independent distributors serving 41 states. The Company believes that this distribution network strategically positions it to cover approximately 90% of the grilling markets in the United States. The Company plans to leverage this network by aggressively increasing each distributor's market penetration by adding new retail locations. Additionally, four of these distributors are dedicated exclusively to developing and providing Blue Rhino cylinder exchange in certain of the Company's key geographic markets.

  Pursue Strategic Account Acquisitions. The Company believes that in the highly fragmented and regionally focused cylinder exchange industry, opportunities exist to expand through selective acquisitions of smaller cylinder exchange businesses with established retail accounts. The Company has added over 1,800 retail locations in the past twelve months as a result of the five Acquisitions for a total purchase price of approximately $3.8 million, including approximately $3.1 million in cash and $750,000 worth of Common Stock. Three of these acquisitions, representing approximately 800 accounts and an aggregate purchase price of $2.3 million in cash, were consummated in March and April 1998. As of the date hereof, the Company has no agreements, understandings or commitments with respect to any acquisitions. See "Risk Factors--Ability to Grow Through Acquisition of Accounts."

BLUE RHINO CYLINDER EXCHANGE PROGRAM

  A typical cylinder exchange transaction begins when a Blue Rhino distributor visits a retail location to replenish the grill cylinder display. The distributor enters an inventory of the cylinders in the display rack into a handheld computer which, utilizing an advanced algorithm in the Company's proprietary Blue Rhino Electronic Accounting System ("BREAS") software, automatically calculates the number and type of cylinder exchanges, upgrades and sales for the location and creates a delivery ticket for the retailer. Distributors electronically transfer their delivery and inventory information to Blue Rhino routinely. Blue Rhino then prepares a centralized bill for each retailer which typically is transmitted in a customized electronic format compatible with their existing systems. Blue Rhino collects invoiced amounts directly from the retailers and in turn remits a fixed amount per cylinder transaction to its distributors. The Company negotiates terms of payment with retailers which are generally 30 days from the date of invoice, as is standard for consumable retail products. The Company in turn remits payment to its distributors on the fifteenth of each month for transactions occurring during the previous month. The following graph illustrates the cylinder exchange process:

[DIAGRAM OF BLUE RHINO BUSINESS MODEL. INCLUDES FLOW OF TRANSACTIONS AMONG CONSUMERS, RETAILERS, DISTRIBUTORS AND BLUE RHINO.]

BLUE RHINO BRAND MARKETING

  The Company's marketing efforts focus primarily on developing and maintaining a brand identity synonymous with a convenient, clean and safer product which enhances consumer loyalty and builds retailer and distributor relationships. The Company's brand marketing efforts include the following Company initiatives:

  Blue Rhino Cylinder Packaging. Blue Rhino cylinders are covered with a distinctive and colorful RhinoTUFF cylinder sleeve. The RhinoTUFF cylinder sleeve contains safety and use information along with a prominent display of the Blue Rhino name and rhino logo. The RhinoTUFF sleeve also protects the cylinders from damage during shipping and handling and from exposure to the elements. The Company believes that this unique branded packaging increases consumer recognition and loyalty.

  Blue Rhino Cylinder Displays. Blue Rhino cylinder displays, which prominently feature the Blue Rhino name and logo, are typically located near a retailer's main entrance or in their lawn and garden department providing "billboard" advertising for the Company's products. The Company believes these cylinder displays enhance consumer awareness of the Blue Rhino brand and reinforce the association of Blue Rhino with convenient, clean and safer grilling.

  Promotions. Blue Rhino has selectively placed targeted broadcast and print media advertising campaigns that focus on raising consumer awareness of the Blue Rhino name and service. Such advertising may also include certain special promotions to encourage purchases of spare filled cylinders before the grilling season. Blue Rhino is actively involved with consumer, trade and regulatory associations in an effort to promote the growth of cylinder exchange. Ongoing Blue Rhino promotions include development of the Company's web site (www.bluerhino.com), co-operative advertising programs, cooking and safety demonstrations and direct mail initiatives.

RETAILER RELATIONSHIPS

  The Company targets the following four categories of retailers:

           Retail Category                   Major Accounts
           Home Centers/Hardware Stores      Home Depot, Lowe's, Sears Hardware
           Mass Merchants                    Wal Mart, Kmart, Meijer
           Grocery Stores                    Kroger, Food Lion, Winn Dixie
           Convenience Stores                SuperAmerica, Emro-Speedway, Minit
                                               Mart Foods

  Retailer Opportunity. Blue Rhino offers retailers the opportunity to increase sales and profits with minimal time and financial investment. Blue Rhino cylinder exchange is available to retailers nationally, providing retailers with attractive sales margins while utilizing exterior retail space. In addition, Blue Rhino has the potential to increase retailers' sales of ancillary products through increased traffic from repeat cylinder exchange customers and cross-marketing initiatives with other barbecue-related products.

  Account Set-Up. Blue Rhino actively assists distributors and retailers in obtaining local permits to set up cylinder exchange program and developing a site plan for cylinder displays. The permitting process is generally completed within sixty days. Typically, within two weeks of obtaining the necessary permits or other approvals, the distributor installs the cylinder displays at the retail location. During the set-up process, Blue Rhino's customer service and training personnel conduct in-store training and provide safety manuals to store employees. See "Risk Factors--Varying Local Permitting Processes."

  Account Service. Blue Rhino cylinder exchange is a turn-key program in which the Company and its distributors set up new accounts, train store employees, deliver the cylinders directly to retail locations, maintain the display racks and cylinder inventory and provide ongoing marketing and sales support. In addition, through its nationwide distributor network, the Company can install and service the Blue Rhino program at almost any domestic location of the retailer.

  Sales Support. The Company's retail sales organization is divided into four regions and includes seven corporate sales managers supported by a network of approximately 500 independent sales representatives and grocery brokers. This sales force is responsible for selling the Blue Rhino program to targeted retailers and developing value-added relationships with manufacturers of grills and other barbecue-related products. Blue Rhino's sales managers analyze sales volume by location and coordinate promotions to maximize sales opportunities.

  Systems Support. Through the use of its BREAS electronic accounting software, the Company provides accurate, timely customized invoices and can provide EDI to relieve store managers of processing invoices generated by a local propane distributor. The Company, through the use of its Online Account Sales Information System ("OASIS"), also has the capability to provide retailers with detailed information regarding sales trends at each of its Blue Rhino locations.

  Customer Service. The Company places a high priority on customer service and as a result has hired a telemarketing service company, Ruppman Marketing Technologies, Inc. ("Ruppman"), to provide customer and retailer assistance. Ruppman is an experienced customer service organization providing similar services for a variety of major consumer product companies, including Saturn, Motorola Inc. and Sony Corp. By staffing this function through an experienced outside vendor, the Company believes it provides a vital service to its end-users while taking advantage of the cost savings associated with a dedicated third party provider.

  Home Depot represented 29% and 30%, respectively, of the Company's sales for fiscal 1997 and the first six months of fiscal 1998. See "Risk Factors-- Concentration of Customer Accounts."

DISTRIBUTOR NETWORK

  In an effort to build a strong national cylinder exchange program, Blue Rhino has sought to attract experienced, well-capitalized, safety conscious propane distributors to service its target gas grilling markets nationwide. The following map shows the location of and the territory served by the Company's 51 distributors:

           [MAP OF U.S. WITH LOCATIONS OF BLUE RHINO DISTRIBUTORS.]

  Distributor Opportunity. Propane distributors have traditionally generated a large part of their sales during cold weather months. Blue Rhino provides distributors with an attractive counter-seasonal propane business and access to major retail accounts in a growing market. The Company continually pursues new relationships and additional locations with existing retail partners to increase the density of each distributor's territory. The Company also offers distributors such services as its cylinder display rack leasing program and, through its Rhino Services, L.L.C. subsidiary, a cooperative propane buying program and cylinder financing program. Blue Rhino personnel are experienced in regulatory matters and assist distributors in completing the permitting and set-up process. The Company intends to establish the Distributor Option Plan pursuant to which it will reserve 400,000 shares of its Common Stock for issuance upon the exercise of options granted to distributors.

  Distributor Standards. The Company sets standards for and continually monitors its distributors to ensure a high level of account service. Distributors are encouraged to develop an infrastructure sufficient to: (i) complete customer installations within two weeks of receipt of all necessary permits and governmental approvals, (ii) resolve stock-outs within 48 hours,
(iii) respond to emergency requests within 30 minutes and (iv) refurbish and, when necessary, recertify cylinders according to prescribed standards. The Company helps ensure product quality by regularly checking on distributor compliance with Blue Rhino refilling, packaging, safety and delivery standards.

  Distributor Selection Process. Blue Rhino has selectively identified and pursued high quality distributors through direct contacts and industry trade forums. The Company screens all distributor candidates by reviewing credit reports and safety records and conducting management reference checks. As a result of this thorough selection process, Blue Rhino has replaced only one distributor to date.

  Distributor Services. Blue Rhino employs business development managers to cultivate and manage ongoing distributor relationships, address set-up and servicing problems and provide distributors with marketing feedback and industry updates. Blue Rhino also employs safety and training personnel who provide set-up seminars and safety training. This continuing support allows distributors to concentrate their efforts on opening and servicing retail locations.

  Dedicated Distributors. In order to establish a presence in and rapidly develop certain key markets, the Company has entered into distribution agreements with four distributors dedicated solely to providing Blue Rhino cylinder exchange. Platinum Propane, the Company's largest distributor by locations served and sales revenues generated, covers the Company's south/southeast, Chicago and Los Angeles markets and Ceramic Industries Inc. serves the Houston and Dallas markets. Two newly formed distributors, Caribou Propane and Javilina Propane, service the Pacific northwest and Phoenix markets, respectively. See "Risk Factors--Enforcement of Remedies Against Distributors Owned by Affiliates."

  Distribution Agreements. The Company has entered into distribution agreements with each of its 51 distributors on substantially similar terms. Pursuant to these agreements, each distributor must meet prescribed service standards and maintain designated amounts of liability insurance naming the Company as an additional insured party. The agreements typically run for a term of five years and may be terminated by the Company if, among other things, the distributor does not meet certain required service levels. Each agreement also includes a two-year non-compete clause in the event an agreement is terminated.

MANAGEMENT INFORMATION SYSTEMS

  The Company has made a substantial investment in MIS which enhances its ability to serve retailers and helps to differentiate the Company from other providers of cylinder exchange and cylinder refill services. Blue Rhino's technology utilizes highly integrated, scalable software applications which cost-effectively support the Company's growing retail location base. The Company's systems also allow the Company to use historical data to further enhance the execution, service and identification of new markets and marketing opportunities. The primary components of the Company's systems include the following:

  Sales and Marketing Support System. In partnership with Information Management System Services ("IMSS"), a subsidiary of R.J. Reynolds Tobacco Company, the Company has developed and implemented a custom relational database and information repository known as OASIS (Online Account Sales Information System). This system facilitates the exchange of information between distributors and the Company and allows the Company to develop a database to track delivery and transaction statistics.

  Distributor Level Technology. Each distributor is electronically linked to the Company's accounting and database systems which allow drivers to provide delivery, inventory and invoicing information through handheld computers. This technology provides retailers with accurate and timely inventory and invoices and assists the distributor in avoiding location stock-outs.

  Financial Systems. The Company uses BREAS, a custom software module which bridges the handheld computers used by the distributors to the Company's accounting and financial reporting system. All delivery transaction information entered into the handheld computers is uploaded routinely into BREAS where it is validated and transmitted to the Company's accounting system for invoice processing. Many retailers are invoiced via EDI, eliminating paper processing of those transactions. The Company pays distributors via electronic deposits to further minimize administrative costs. The BREAS system will require upgrades to address the year 2000 problem which the Company estimates will cost approximately $35,000. The Company has engaged Integrated Solutions International, L.L.C. to upgrade this system and believes that it will be in year 2000 compliance within the next six months, however any failure to complete this upgrade by January 1, 2000 could lead to a significant disruption in the Company's ability to account for sales and deliveries, having a material adverse affect on the Company's business, financial condition and results of operations.

COMPETITION

  The grill cylinder refilling industry is highly fragmented and intensely competitive. The Company competes primarily on the basis of quality of product, service, perceived safety and price. The 1997 BIA Study results indicated that approximately 79% of the retail demand for grill cylinders was provided by traditional propane refilling stations rather than exchange. The Company's primary competition comes from the approximately 20,000 bulk refilling stations owned and operated by propane dealers, as well as certain rental outlets, recreational vehicle centers and hardware stores. Major propane providers such as AmeriGas Propane Partners, L.P. and Suburban Propane Partners, L.P. offer cylinder exchange in limited locations and could expand their cylinder exchange business nationally. These major propane providers have greater resources than the Company and may be able to undertake more extensive marketing campaigns and adopt more aggressive pricing policies than the Company. The Company also competes with numerous regional cylinder exchange programs which typically have operated in one or two states. There can be no assurance that these competitors will not expand their cylinder exchange programs nationwide. Furthermore, there can be no assurance that the Company will be able to compete effectively with current or future competitors or that the competitive pressures faced by the Company will not have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors--Competition."

GOVERNMENTAL REGULATION

  The storing and dispensing of propane is governed by guidelines published by the NFPA in Pamphlets 54 and 58. Recent NFPA initiatives include a requirement that all grill cylinders placed in use or recertified after September 30, 1998 be fitted with an overfill prevention device valve ("OPD Valve") and all grill cylinders refilled after April 2002 have an OPD Valve. The Company plans to have an OPD Valve for its cylinder exchange program in April 1998. The distributor is also governed by local laws and regulations which vary by municipality and state. Typically, a distributor is required to obtain permits from a local fire marshal for each location at which propane is sold. The Company's regional and corporate staffs attempt to assist the distributors in this process whenever feasible. The Company plays an active role in drafting model state legislation through the National Propane Gas Association ("NPGA"), an industry association, which attempts to make state and local legislation uniform to provide consumers, retailers and distributors with up to date and appropriate regulations and safety. See "Risk Factors--Regulation of Propane" and "--Volatile Product; Potential Product Liability."

PROPRIETARY RIGHTS

  The Company has invested substantial time, effort and capital in establishing the Blue Rhino brand name and believes that its trademarks are an important part of its business strategy. The Company has a trademark for the use of the Blue Rhino name and logo and the RhinoTUFF name and a trademark application pending for Tri-Safe name. While the Company may apply for additional trademarks or copyrights in the future, no assurance can be given that any trademarks or copyrights will be issued, that any of the Company's trademarks or patents will be held valid if subsequently challenged or that others will not claim rights in or ownership of the trademarks or copyrights and other proprietary rights held by the Company. See "Risk Factors-- Dependence on Trademarks, Proprietary Information and Copyrights."

LITIGATION

  In the ordinary course of its business, the Company is involved in certain pending or threatened legal proceedings from time to time. In the opinion of management, none of such legal proceedings currently pending or threatened will have a material effect on the financial position or results of operations of the Company. See "Risk Factors--Volatile Product; Potential Product Liability."

EMPLOYEES

  As of February 28, 1998, the Company had 51 employees, of whom 15 were engaged in sales and marketing, 12 in distributor services, 5 in information systems and 19 in administration and finance. The Company has not experienced any work stoppages and considers its relations with its employees to be good. See "Risk Factors--Dependence on Key Personnel."

FACILITIES

  The Company's headquarters are located in Winston-Salem, North Carolina in facilities leased by the Company from Platinum Services Corporation, an entity affiliated with the Corporation by common ownership and control. Pursuant to the terms of the lease, the Company pays annual rent of $82,000, plus its allocable share of all taxes, utilities and maintenance. Although the lease terminates, on December 31, 1998, the Company expects to renew the lease on substantially similar terms for an additional three-year term.

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  Executive officers and directors of the Company, and their ages as of the date hereof are as follows:

   NAME                      AGE POSITION
   ----                      --- --------
   Billy D. Prim (1).......   42 Chairman of the Board, President and Chief Executive Officer
   Andrew J. Filipowski       47 Vice Chairman
    (1)....................
   Mark Castaneda..........   33 Chief Financial Officer
   Kay B. Word.............   45 Chief Information Officer
   Richard E. Belmont......   38 Vice President, Sales and Marketing
   Joseph T. Culp..........   40 Vice President, Partner Development
   Steven D. Devick (2)....   46 Director
   Craig J. Duchossois        53 Director
    (1)(2).................
   S. H. Fogleman, III (2).   42 Director
   James P. Liautaud (3)...   61 Director
   John H. Muehlstein (3)..   43 Director
   Robert S. Steel (3).....   43 Director

  ---------------------
  (1) Member of the Executive Committee.
  (2) Member of the Compensation Committee.
  (3) Member of the Audit Committee.

  Billy D. Prim co-founded the Company in March 1994 and has served as its Chief Executive Officer and Chairman of the Board since its incorporation and as its President since January 1996. Mr. Prim also serves as President and Chief Executive Officer and is a 51% stockholder of American Oil and Gas Company, Inc., a North Carolina based holding company which until April 1995 was also a distributor of propane gas, home heating oil, diesel fuel and kerosene. Mr. Prim is a director of several privately-held companies, including Platinum Propane, Caribou Propane and Javilina Propane which act as distributors for the Company, and Bison Valve, L.L.C. which borrowed $635,000 from the Company pursuant to a convertible loan. Mr. Prim is also a director of Southern Community Bank & Trust and the NPGA.

  Andrew J. Filipowski co-founded the Company in March 1994 and has served as Vice Chairman of the Board since May 1994. Mr. Filipowski is a co-founder of Platinum Technology, Inc. and has been its chairman of the board, president and chief executive officer since its formation in April 1987. Mr. Filipowski is also a director of Platinum Entertainment, Inc., Eagle River Interactive, System Software Associates, Inc. and several privately-held companies including Platinum Propane, Caribou Propane and Javilina Propane which act as distributors for the Company.

  Mark Castaneda has served as Chief Financial Officer since October 1997. Prior to joining the Company, Mr. Castaneda served as the vice president of finance and the chief financial officer for All Star Gas Corporation, from July 1995 until October 1997; served as a director of planning and the controller of Skelgas Propane, Inc. from May 1991 to July 1995; and as a certified public accountant with Deloitte & Touche, LLP from June 1986 to May 1991.

  Kay B. Word has served as Chief Information Officer since March 1997. Prior to joining the Company, Ms. Word served as the director of information resources for R.J. Reynolds Tobacco Company from March 1988 to March 1997.

  Richard E. Belmont has served as Vice President of Sales and Marketing since March 1995. Prior to joining the Company, Mr. Belmont was the product planning manager and parts and product manager with the Char-Broil Division of W.C. Bradley Co. from January 1990 to March 1995. Mr. Belmont is currently a director of the BIA.

  Joseph T. Culp has served as Vice President of Partner Development since November 1995. Prior to joining the Company, Mr. Culp was the general manager of Skelgas Propane, Inc. from February 1994 to November 1995, and as a regional manager for Suburban Propane Partners, L.P. from January 1981 to February 1994.

  Steven D. Devick has served as a director since May 1994. Mr. Devick is a co-founder of Platinum Entertainment, Inc. and has served as its chairman of the board and chief executive officer since January 1992 and as its president since January 1996. Mr. Devick is the chief executive officer of DDE, Inc. and is also a director of Platinum Technology, Inc., as well as serving as an officer and director of several privately-held companies.

  Craig J. Duchossois has served as a director since May 1994. Mr. Duchossois has been the chief executive officer of Duchossois Industries, Inc., a privately-held diversified manufacturing and service company since 1995, and as its President from 1986 to 1995. Mr. Duchossois has also served as a director of Platinum Entertainment, Inc., and currently serves as a director of Bissell, Inc. and LaSalle National Bank as well as several privately-held companies, including Bison Valve, L.L.C.

  S.H. Fogleman, III, has served as a director since May 1994. Mr. Fogleman was the Chief Financial Officer and Vice President, Finance of the Company from May 1994 to December 1995. Mr. Fogleman has been the chief financial officer and vice president, finance of Platinum Rotisserie Corporation since November 1993 and was the chief financial officer/controller of Zack's Famous Frozen Yogurt, Inc. from July 1990 to November 1993.

  James P. Liautaud has served as a director since May 1994. Since 1968, Mr. Liautaud has been the chairman of the board of Gabriel, Inc., a private investment company. Mr. Liautaud serves as a director and trustee for the Entrepreneurship Institute and the University of Illinois Family Business Council.

  John H. Muehlstein has served as a director since September 1995. Since 1986, Mr. Muehlstein has been a partner of the law firm of Pedersen & Houpt, P.C., legal counsel to the Company. Mr. Muehlstein also serves as a director of Einstein/Noah Bagel Corp. and several privately-held corporations.

  Robert S. Steel has served as a director of the Company since May 1995. Since 1977, Mr. Steel has been the president and chief executive officer of K.A. Steel Chemicals, Inc. Mr. Steel is also the general partner and principal of Vision Capital Partners, L.L.C., a venture capital and investment partnership. Mr. Steel also serves as the secretary and as a director of Whittman-Hart Inc., a director of Monterey Pasta Co., and as an officer and director of several privately-held companies.

COMMITTEES OF THE BOARD OF DIRECTORS

  The Board of Directors has an Executive Committee, a Compensation Committee and an Audit Committee. The Executive Committee makes recommendations to the Board of Directors concerning matters of strategic planning and operational management of the Company and has the power to address matters on behalf of the Board of Directors which require attention between meetings of the Board of Directors. The Compensation Committee makes recommendations to the Board of Directors concerning salaries and incentive compensation for the Company's officers and employees, administers the 1994 Stock Incentive Plan ("1994 Stock Incentive Plan") and will administer the Company's 1998 Stock Incentive Plan ("1998 Stock Incentive Plan"), Distributor Incentive Stock Option Plan ("Distributor Option Plan") and Non-employee Director Stock Option Plan ("Director Option Plan") when they become effective upon consummation of this offering. Prior to September 1997, decisions concerning the compensation of officers were made by the Board of Directors as a whole. The Audit Committee makes recommendations to the Board of Directors regarding the selection of independent auditors, reviews the results and scope of the audit and other accounting related services and reviews and evaluates the Company's internal control functions.

DIRECTOR COMPENSATION

  Directors currently receive no cash compensation for their service on the Board of Directors, although they are reimbursed for all reasonable expenses incurred in connection with the performance of their duties as directors. Prior to the consummation of this offering, the directors were eligible to receive stock options under the 1994 Stock Incentive Plan. After the consummation of this offering directors will receive options under the Director Option Plan. In April 1995, the Company issued to each of six directors an option to purchase 3,780 shares of Common Stock at a purchase price of $4.50 per share and in August 1996 identical grants were made to two additional directors. The Board of Directors has approved an annual grant under the Director Option Plan to each director of an option to purchase 1,000 shares of Common Stock at a price per share equal to the fair market value per share of Common Stock as of the grant date for each quarterly director's meeting which such director attended during the previous year (aggregating a maximum grant of 4,000 options per year). See "--Director Option Plan."

EXECUTIVE COMPENSATION

  The following table sets forth certain information regarding compensation paid by the Company for the fiscal year ended July 31, 1997 to the Company's Chief Executive Officer and its other executive officers whose total salary plus bonus exceeded $100,000 for such fiscal year ("Named Officers").

                          SUMMARY COMPENSATION TABLE

                                            ANNUAL              LONG-TERM
                                         COMPENSATION          COMPENSATION
                                        -----------------  --------------------
                                                            SHARES UNDERLYING
    NAME AND PRINCIPAL POSITION         YEAR   SALARY($)   STOCK OPTIONS (#)(1)
    ---------------------------         ----   ---------   --------------------
Billy D. Prim,                          1997   $125,250           57,089
Chief Executive Officer
Richard E. Belmont,                     1997   $106,727            1,890
Vice President Sales and Marketing
Joseph T. Culp,                         1997   $104,242            1,890
Vice President of Partner Development

---------------------
(1) The number of shares underlying the stock options reflects the Reverse Stock Split.

OPTION GRANTS

  The following table sets forth information on grants of stock options to the Named Officers pursuant to the Company's 1994 Stock Incentive Plan during fiscal 1997.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                           POTENTIAL REALIZABLE
                                                                             VALUE AT ASSUMED
                                                                               ANNUAL RATES
                           NUMBER OF       % OF                               OF STOCK PRICE
                          SECURITIES   TOTAL OPTIONS EXERCISE                APPRECIATION FOR
                          UNDERLYING    GRANTED TO    PRICE                   OPTION TERM(3)
                            OPTIONS    EMPLOYEES IN    PER      EXPIRATION ---------------------
NAME                     GRANTED(1)(2)  FISCAL YEAR  SHARE(2)      DATE        5%        10%
----                     ------------- ------------- --------   ---------- ---------- ----------
Billy D. Prim (4).......    57,089         54.8%      $7.05(5)    6/15/07  $  253,116 $  641,445
Richard E. Belmont......     1,890         6.6         6.61       3/20/07       7,857     19,911
Joseph T. Culp..........     1,890         6.6         6.61      11/15/06       7,857     19,911

---------------------

(1) The options are granted pursuant to the Company's 1994 Stock Incentive Plan. These options have a term of ten years and, except as described in note 4 below, are nonqualified stock options and have an exercise price equal to the estimated fair value of the Company's Common Stock on the date of grant. In determining the fair market value of the Company's Common Stock, the Board of Directors considered various factors, including the Company's financial condition and business prospects, its operating results and the absence of a market for its Common Stock.
(2) The number of securities underlying options granted and exercise price per share have been adjusted to reflect the Reverse Stock Split.
(3) The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by rules of the Securities and Exchange Commission and do not represent the Company's estimate or projection of the Company's future Common Stock prices.
(4) 19,282 of these options are nonqualified stock options issued at an exercise price of $6.61 per share and 37,807 of these options are qualified stock options issued at an exercise price of $7.27 per share which represents the Board of Directors' estimate of fair market value plus 10%.
(5) Weighted average exercise price.

  The following table sets forth information with respect to unexercised stock options granted under the Company's 1994 Stock Incentive Plan as of the end of fiscal 1997. The Named Officers did not exercise any stock options during such fiscal year.

             AGGREGATE OPTION EXERCISES AND FISCAL YEAR-END VALUES

                                                       VALUE OF UNEXERCISED IN-
                             NUMBER OF UNEXERCISED             THE-MONEY
                                    OPTIONS               OPTIONS AT JULY 31,
                            HELD AT JULY 31, 1997(1)            1997(3)
                          ---------------------------- -------------------------
NAME                      EXERCISABLE UNEXERCISABLE(2) EXERCISABLE UNEXERCISABLE
----                      ----------- ---------------- ----------- -------------
Billy D. Prim............    1,512         59,357        $3,190       $ 2,268
Richard E. Belmont.......    3,781          9,451         7,978        15,954
Joseph T. Culp...........    2,268         10,964         4,785        19,144

---------------------
(1) The number of underlying options has been adjusted to reflect the Reverse Stock Split.
(2) All unexercisable options will become exercisable upon consummation of this offering.
(3) Calculated by determining the difference between the fair market value of the securities underlying the options at July 31, 1997 ($0.50 per share ($6.61 per share post Reverse Stock Split) as determined by the Board of Directors) and the exercise price of the Named Officer's option.

1994 STOCK INCENTIVE PLAN

  The 1994 Stock Incentive Plan was adopted by the Board of Directors and approved by the stockholders in December 1994 and has 182,607 shares of Common Stock reserved for issuance upon the exercise of Options granted thereunder. As of January 31, 1998, Options to purchase 182,607 shares of Common Stock at a weighted average exercise price of $6.03 per share were outstanding under the 1994 Stock Incentive Plan. Upon consummation of the offering, the Company intends to accelerate the vesting of all outstanding Options under its 1994 Stock Incentive Plan. No additional options, stock appreciation rights, restricted stock or deferred stock will be granted under the 1994 Stock Incentive Plan. See "Description of Capital Stock--Recapitalization."

1998 STOCK INCENTIVE PLAN

  The Board of Directors has adopted and the stockholders have approved the institution of the 1998 Stock Incentive Plan effective as of the consummation of this offering. The Company has reserved 300,000 shares of Common Stock for issuance upon the exercise of options to be granted under the 1998 Stock Incentive Plan. Pursuant to the 1998 Stock Incentive Plan, the Company may make grants of options to officers, employees, consultants and advisors of the Company to encourage them to acquire a proprietary interest in the Company and to generate an increased incentive to contribute to the Company's future success and prosperity. Options granted under the 1998 Stock Incentive Plan are not "qualified stock options," as that term is defined in Section 422(b) of the Internal Revenue Code of 1986, as amended. The Compensation Committee of the Board of Directors is the administrator for the 1998 Stock Incentive Plan and has the power to select officers, employees, consultants and advisors for participation, determine the number of shares of Common Stock subject to each grant and the vesting, price and terms of exercise for each option granted thereunder. The Compensation Committee also may adjust the number of shares of Common Stock subject to option grants in case of stock dividends, stock splits, recapitalizations and other similar events. Options may not be assigned or transferred except by will or operation of the laws of descent and distribution. Subject to vesting requirements, options granted under the 1998 Stock Incentive Plan may be exercised only by the participant, with certain exceptions in the event of death during his or her employment with or engagement by the Company.

DIRECTOR OPTION PLAN

  All non-employee directors are entitled to participate in the Non-Employee Director Stock Option Plan (the "Director Option Plan"). The Director Option Plan was adopted by the Board of Directors and approved by the stockholders in November 1997, but will not become effective until the consummation of this offering. The Company has reserved 100,000 shares of Common Stock for issuance under the Director Option Plan. The Board of Directors has approved an annual grant to each Director under the Director Option Plan of options to purchase 4,000 shares of Common Stock at a price per share equal to the fair market value per share of the Common Stock as of the grant date consisting of 1,000 shares for each quarterly board meeting such director attended during the previous year. One third of these options will vest on each of the first three anniversaries of the grant date. See "--Director Compensation."

  Options granted under the Director Option Plan are not "qualified stock options," as that term is defined in Section 422(b) of the Code. The Compensation Committee of the Board of Directors administers the Director Option Plan and has the power to adjust the number of shares of Common Stock subject to option grants in case of stock dividends, stock splits, recapitalizations and other similar events. Each option granted under the Director Option Plan is exercisable for a period not to exceed ten years from the date of grant and shall lapse upon expiration of such period. Options may not be assigned or transferred except by will or operation of the laws of descent and distribution and each option is exercisable during the lifetime of the optionee only by such optionee.

DISTRIBUTOR OPTION PLAN

  In November 1997, the Board of Directors adopted and the stockholders approved the Distributor Incentive Stock Option Plan (the "Distributor Option Plan") to be effective upon the consummation of this offering. The Company has reserved 400,000 shares of Common Stock for issuance upon the exercise of options granted under the Distributor Option Plan. Of this amount, the Board of Directors has authorized and is expected to grant options to purchase approximately 250,000 shares of Common Stock to existing Blue Rhino distributors at an exercise price equal to the initial public offering price. Blue Rhino distributors and their stockholders, partners, members, directors, general partners, managers, officers, employees and consultants are eligible to receive options under the Distributor Option Plan.

  Blue Rhino adopted the Distributor Option Plan to assist in attracting and retaining distributors, provide distributors an incentive to offer quality service to and increase the number of Blue Rhino customer accounts and to promote the identification of the distributor's interests with those of the Company's stockholders. Options issued under the Distributor Option Plan will not be "qualified stock options" as that term is defined in Section 422(b) of the Code, nor is the Distributor Option Plan an "employee benefit plan" as that term is defined under Rule 405 promulgated under the Securities Act. The Compensation Committee of the Board of Directors administers the Distributor Option Plan and has the power to select distributors for participation and to determine the number of shares of Common Stock subject to each grant. The exercise price for options granted to distributors under the Distributor Option Plan will be the market price of the Company's Common Stock on the date of the option grant. Options granted under the Distributor Option Plan will typically have a term of ten years and vest over four years with 25% vesting on the first anniversary of issuance and on each subsequent anniversary thereafter until fully vested. The Company intends to register the shares of Common Stock reserved for sale to distributors upon the exercise of vested options granted under the Distributor Option Plan. In the event the Company does not or is unable to register shares in a sufficient number to issue to distributors upon their exercise of vested options issued under the Distributor Option Plan, the options shall be exercisable only in the event exemptions from registration under the Securities Act and state "blue sky" laws exist for the issuance of shares upon the exercise of the option.

401(K) PLAN

  The Company's employees participate in the Platinum Service Corporation 401(k) plan, a multi-employer plan established in July 1994 to serve employees of Blue Rhino and its subsidiaries, Platinum Propane and its subsidiaries and Platinum Rotisserie, Inc., and its subsidiaries. All employees of the Company who have been employed for one year or more are eligible to participate in the plan beginning on the first day of the first fiscal quarter following the completion of 1,000 hours of service. Participants in the 401(k) plan may contribute up to 10% of their total base compensation to the plan. Each employee's interest in contributions of the Company, if any, vests 20% per year of service with the Company. Contributions by the Company are at the Company's discretion and no such contributions have been made to date.

                             CERTAIN TRANSACTIONS

  The share numbers in this section reflect the Reverse Stock Split.

TRANSACTIONS WITH STOCKHOLDERS AND DIRECTORS

  Billy D. Prim and Andrew J. Filipowski founded the Company in March 1994 contributing the assets of American Cylinder Exchange, Inc. in consideration for 746,692 and 589,792 shares of the Company's Common Stock, respectively.

  In December 1994, the Company sold 1,570,221 shares of Series A Convertible Participating Preferred Stock and warrants to purchase 318,650 shares of Common Stock at an exercise price of approximately $0.45 per share for an aggregate purchase price of approximately $6.7 million. Mr. Prim purchased 3,268 shares of preferred stock for $15,000 and Mr. Filipowski purchased 444,630 shares of preferred stock and warrants to purchase 127,037 shares of Common Stock for an aggregate purchase price of approximately $2.0 million.

  In May 1995, Messrs. Filipowski, Duchossois and Steel, each a director and stockholder of the Company, and Peter H. Huizenga, a former director of the Company, loaned $800,000 in aggregate to Blue Rhino at 7.84% per annum. Each also received a warrant to purchase 2,179 shares of Common Stock at an exercise price of $4.59 per share. The Company has repaid this loan in full. At the same time, Platinum Venture Partners I, L.P. ("PVP"), a stockholder of the Company, loaned the Company $600,000 at 7.84% per annum and received a warrant to purchase 6,537 shares of Common Stock at an exercise price of $4.59 per share. Messrs. Devick, Liautaud, Filipowski, Prim, Duchossois and Steel, each a director of the Company, hold a limited partnership interest in PVP. The Company has repaid this loan in full.

  In June 1995, the Company entered into a $6.0 million credit facility with Bank of America, Illinois. Messrs. Prim, Filipowski, Duchossois, Steel and Huizenga executed limited guarantees of this indebtedness and received a warrant to purchase Common Stock at an exercise price of $4.59 per share in consideration therefor. Messrs. Prim, Filipowski and Duchossois each received a warrant to purchase 39,219 shares; Mr. Huizenga received a warrant to purchase 52,293 shares; and Mr. Steel received a warrant to purchase 26,146 shares. In addition, PVP received a warrant to purchase 19,610 shares of Common Stock in connection with this credit facility. The Company has repaid and terminated the credit facility and the obligations of the aforementioned stockholders under the guarantees have lapsed.

  In October 1995, the Company sold 12,575 Units for $1,000 per Unit, each Unit consisting of a 10.5% Senior Discount Note with a face value of $1,364.93 and a warrant to purchase approximately 40 shares of Common Stock at an exercise price of approximately $4.59 per share. Mr. Prim, individually and through affiliates, purchased 25 Units, Mr. Filipowski purchased 200 Units and Mr. Duchossois and his affiliates purchased 1,000 Units. In consideration for their assistance in securing financing, certain individuals received in the aggregate 72,589 warrants to purchase Common Stock at an exercise price of $4.59 per share which included 7,561 warrants issued to Mr. Huizenga and 27,095 warrants issued to Mr. Duchossois and his affiliates. All outstanding Senior Discount Notes will be repaid in full with a portion of the proceeds from this offering and the warrants will be exercised upon consummation of the offering.

  In June 1996, the Company awarded distributorships for North Carolina, South Carolina, Georgia, Florida and parts of Virginia and Tennessee to Platinum Propane Corporation ("PPC"), an entity indirectly owned and managed by Messrs. Prim and Filipowski. The terms of the distribution agreements are substantially the same as those negotiated with other Blue Rhino distributors. In March 1997, Messrs. Prim and Filipowski contributed the assets and certain liabilities of PPC to Platinum Propane Holding, L.L.C. ("Platinum Propane") in exchange for approximately 40% of the membership interests in Platinum Propane. In March 1997, Platinum Propane raised approximately $4.8 million in a private placement of membership interests pursuant to which Mr. Duchossois and his affiliates invested $375,000. On March 1, 1997, the Company sold 151,229 shares of Common Stock and a warrant to purchase 113,422 shares of Common Stock at an exercise price of $6.61 per share to Platinum Propane for an aggregate purchase price of $1.0 million. At the same time, the Company entered into distributor agreements with subsidiaries of Platinum Propane covering the Chicago, Illinois and Los Angeles, California territories, in addition to the territories previously served by PPC. Messrs. Prim and Filipowski have the ability to select, and currently occupy, two of the seven director positions at Platinum Propane. In fiscal 1996 and 1997, PPC and Platinum Propane received approximately $1.6 million and $5.3 million, respectively, from the Company on behalf of cylinder distribution services performed by them. The Company has also entered into display rack financing leases with Platinum Propane requiring lease payments of $12,116 per month as of January 31, 1998.

  From March 1994 until June 1996, the Company leased a 13,000 square foot warehouse and refurbishing facility in Booneville, North Carolina from Mr. Prim. The lease provided for $1,000 rent per month on a triple net basis. The Company also leased equipment at this facility from American Oil and Gas, Inc. of which Messrs. Prim and Filipowski own approximately 91% of the outstanding stock. These leases were assigned to PPC in June 1996.

  Since March 1994, the Company has leased its offices in Winston-Salem, North Carolina from Platinum Services Corporation, an entity owned 65% by Mr. Filipowski, 30% by Mr. Prim and 5% by Mr. Fogleman. Pursuant to the terms of the lease, the Company pays annual rent of $82,000, plus its allocable share of all taxes, utilities, and maintenance. Although the lease terminates on December 31, 1998, the Company expects to renew the lease on substantially similar terms for an additional three year term.

  In January 1998, Messrs. Filipowski, Duchossois and Liautaud and Lennard Carlson, a stockholder, collectively loaned the Company $3.25 million (the "1998 Stockholder Loans"). The 1998 Stockholder Loans are repayable in full on the earlier of December 31, 2000 or the initial public offering of the Company's Common Stock in which the net proceeds to the Company equal at least $30.0 million. The 1998 Stockholder Loans bear interest at 10.5% per annum, accruing for one year and payable quarterly thereafter until paid in full. The 1998 Stockholder Loans will be repaid in full with a portion of the proceeds from this offering. Messrs. Filipowski, Duchossois, Liautaud and Carlson also received warrants to purchase approximately .08 shares of Common Stock for every $3.00 they loaned to the Company for a total of 81,916 shares (the "1998 Warrants"). The 1998 Warrants may be exercised prior to December 31, 2008 at a price per share equal to the price at which the shares offered hereby are sold. The 1998 Warrants will remain outstanding following the consummation of the offering. See "Use of Proceeds" and "Risk Factors--Management's Discretion as to Use of Unallocated Net Proceeds; Benefits to Existing Stockholders."

  Mr. Muehlstein, a director of the Company, is also a stockholder in the firm of Pedersen & Houpt, P.C., legal counsel to the Company.

  The Company believes that the foregoing transactions with directors, officers, stockholders and other affiliates were completed on terms as favorable to the Company as could have been obtained from unaffiliated third parties. The Company has adopted a policy that it will not enter into any material transaction in which a Company director, officer or stockholder has a direct or indirect financial interest, unless the transaction is determined by the Company's Board of Directors to be fair as to the Company or is approved by a majority of the Company's disinterested directors or by the Company's stockholders.

                            PRINCIPAL STOCKHOLDERS

  The following table sets forth certain information regarding beneficial ownership of the Common Stock as of March 1, 1998 and as adjusted to reflect the sale of the Common Stock offered hereby by (i) each person known by the Company to own beneficially more than 5% of the Common Stock; (ii) each director of the Company; (iii) each Named Officer; and (iv) all executive officers and directors as a group.

                                                  SHARES         SHARES
                                               BENEFICIALLY   BENEFICIALLY
                                              OWNED PRIOR TO     OWNED
                                                    THE        AFTER THE
                                              OFFERING(1)(2) OFFERING(1)(3)
                                             ----------------- -----------------
NAME AND ADDRESS                              NUMBER   PERCENT  NUMBER   PERCENT
----------------                              ------   ------- --------- -------
DIRECTORS AND OFFICERS:
Andrew J. Filipowski(4)
 1815 S. Meyers Road
 Oakbrook Terrace, IL 60181 ...............  1,772,795  40.8%  1,848,583  25.6%
Billy D. Prim(5)
 104 Cambridge Plaza Drive
 Winston-Salem, NC 27104...................  1,324,371  30.5   1,344,423  18.6
Craig J. Duchossois(6)
 845 Larch Avenue
 Elmhurst, IL 60126........................    374,380   8.6     400,980   5.6
Richard G. Belmont(7)
 104 Cambridge Plaza Drive
 Winston-Salem, NC 27104...................     15,123     *      15,123     *
Joseph T. Culp(7)
 104 Cambridge Plaza Drive
 Winston-Salem, NC 27104...................     15,123     *      15,123     *
S.H. Fogleman, III(8)
 100 Cambridge Plaza Drive
 Winston-Salem, NC 27104...................     18,904     *      18,904     *
James P. Liautaud(9)
 132 East Delaware
 Chicago, IL 60611.........................    152,809   3.5     165,315   2.3
John H. Muehlstein(7)
 161 N. Clark Street, Suite 3100
 Chicago, IL 60601.........................      3,781     *       3,781     *
Robert F. Steel(10)
 445 East 4th Street
 Hinsdale, IL 60521........................     50,406   1.1      52,907     *
Steven D. Devick(11)
 2001 Butterfield Road, Suite 1400
 Downers Grove, IL 60515...................    306,737   7.1     332,023   4.5
Directors and executive officers as a group
 (12 individuals)..........................  3,341,128  76.8   3,461,027  47.9
5% STOCKHOLDERS:
Platinum Venture Partners I, L.P.(12)
 2001 Butterfield Road, Suite 1400
 Downers Grove, IL 60515...................    302,956   7.0     328,242   4.5

---------------------
*Less than 1%.

 (1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Common Stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of March 1, 1998 are deemed outstanding. Except as indicated in the footnotes to this table and as provided pursuant to applicable community property laws, the stockholders named in the table have sole voting and investment power with respect to the shares set forth opposite each stockholder's name.
 (2) The Shares Beneficially Owned Prior to the Offering reflects the shares outstanding following the Recapitalization.
 (3) The Shares Beneficially Owned After the Offering reflects 2,700,000 shares of Common Stock to be issued pursuant to the offering.

 (4) Includes 882,003 shares of Common Stock owned by Mr. Filipowski, 18,903 shares of Common Stock issuable upon the exercise of vested Options held by Mr. Filipowski, 111,798 shares of Common Stock to be issued upon the cashless exercise of warrants held by Mr. Filipowski, except the 1998 Warrants, in connection with this offering, 36,547 shares of Common Stock to be issued upon exercise of the 1998 Warrants, 32,953 shares of Common Stock issued in payment of the Preferred Dividend following the consummation of the offering, 155,619 shares of Common Stock owned by American Oil and Gas, Inc., of which Mr. Filipowski owns 42% of the issued and outstanding shares, 42,893 shares of Common Stock to be issued upon the cashless exercise of a warrant held by American Oil and Gas, Inc. in connection with this offering, 17,549 shares of Common Stock issued to American Oil and Gas, Inc. in payment of the Preferred Dividend following the consummation of the offering, 151,227 shares owned by Platinum Propane, of which Mr. Filipowski acts as a director and indirectly owns 16% of the membership interests, 55,728 shares of Common Stock to be issued upon the cashless exercise of a warrant held by Platinum Propane in connection with this offering, 224,235 shares of Common Stock owned by Platinum Venture Partners I, L.P. ("PVP"), the general partner of which is Platinum Venture Partners, Inc. ("PVP, Inc."), a corporation of which Mr. Filipowski owns 22.5% of the shares and serves as a director, 78,721 shares of Common Stock to be issued upon the cashless exercise of a warrant held by PVP in connection with this offering, 25,286 shares of Common Stock issued to PVP in payment of the Preferred Dividend following the consummation of the offering, 1,890 shares of Common Stock beneficially owned by Jennifer R. Filipowski, 1,890 shares of Common Stock beneficially owned by Mr. Filipowski as trustee on behalf of the Andrew E. Filipowski Trust, 1,890 shares of Common Stock beneficially owned by Veronica Champney as trustee on behalf of the Alexandra Filipowski Trust, 1,890 shares of Common Stock beneficially owned by Veronica Champney as trustee on behalf of the James Meadows Trust and 7,561 shares of Common Stock beneficially owned by Veronica Champney.

 (5) Includes 811,222 shares of Common Stock held by Mr. Prim, 64,181 shares of Common Stock issuable upon the exercise of vested Options held by Mr. Prim, 32,160 shares of Common Stock to be issued upon the cashless exercise of warrants held by Mr. Prim in connection with this offering, 2,503 shares of Common Stock issued in payment of the Preferred Dividend following the consummation of the offering, 155,619 shares of Common Stock owned by American Oil and Gas, Inc., of which Mr. Prim owns 51% of the issued and outstanding shares and has voting control, 42,893 shares of Common Stock to be issued upon the cashless exercise of a warrant held by American Oil and Gas, Inc. in connection with this offering, 17,549 shares of Common Stock issued to American Oil and Gas, Inc. in payment of the Preferred Dividend following the consummation of the offering, 151,227 shares owned by Platinum Propane, of which Mr. Prim acts as a director and indirectly owns 20.4% of the membership interests, 55,728 shares of Common Stock to be issued upon the cashless exercise of a warrant held by Platinum Propane in connection with this offering, 7,561 shares of Common Stock beneficially owned by Debbie W. Prim, 1,890 shares of Common Stock beneficially owned by Debbie W. Prim as trustee on behalf of Sarcaneda Westmoreland and 1,890 shares of Common Stock beneficially owned by Debbie W. Prim as trustee on behalf of Anthony G. Westmoreland.

 (6) Includes 165,371 shares of Common Stock owned by Mr. Duchossois, 3,781 shares of Common Stock issuable upon the exercise of vested Options held by Mr. Duchossois, 57,350 shares of Common Stock to be issued upon the cashless exercise of warrants held by Mr. Duchossois in connection with this offering, 36,547 shares of Common Stock to be issued upon exercise of the 1998 Warrants, 18,648 shares of Common Stock issued in payment of the Preferred Dividend following the consummation of the offering, 12,038 shares of Common Stock beneficially owned by the Craig Duchossois Revocable Trust of which Mr. Duchossois is the trustee, 30,608 shares of Common Stock to be issued upon the cashless exercise of a warrant held by such Trust in connection with this offering, 1,357 shares of Common Stock issued to such Trust in payment of the Preferred Dividend following the consummation of the offering, 58,483 shares of Common Stock beneficially owned by the Kimberly Family Discretionary Trust over which Mr. Duchossois has voting and investment control, 10,202 shares of Common Stock to be issued upon the cashless exercise of a warrant held by such Trust in connection with this offering and 6,595 shares of Common Stock issued to such Trust in payment of the Preferred Dividend following the consummation of the offering.
 (7) Represents the number of shares issuable upon the exercise of vested
     Options.
 (8) Includes 15,123 shares of Common Stock owned by Mr. Fogleman and 3,781 shares of Common Stock issuable upon the exercise of vested Options held by Mr. Fogleman.

 (9) Includes 3,781 shares of Common Stock issuable upon the exercise of vested Options held by Mr. Liautaud, 7,561 shares of Common Stock to be issued upon the exercise of the 1998 Warrants held by Mr. Liautaud, 30,567 shares of Common Stock issued upon the cashless exercise of Warrants held by Mr. Liautaud in connection with the offering, 12,506 shares of Common Stock issued in payment of the Preferred Dividend following the consummation of the offering and 110,900 shares of Common Stock owned by Gabriel, Inc., of which Mr. Liautaud is the sole stockholder and has sole voting and investment power.

(10) Includes 22,185 shares of Common Stock owned jointly by Mr. Steel and his wife, Jennifer Steel, 3,781 shares of Common Stock issuable upon the exercise of vested Options held by Mr. Steel, 2,502 shares of Common Stock issued in payment of the Preferred

   Dividend following the consummation of the offering and 24,440 shares of Common Stock to be issued upon the cashless exercise of a Warrant held by Mr. Steel in connection with this offering.

(11) Includes 3,781 shares issuable upon the exercise of vested Options held by Mr. Devick and 224,235 shares owned beneficially by PVP and 78,721 shares of Common Stock to be issued upon the cashless exercise of a warrant held by PVP , the general partner of which is PVP, Inc., in connection with this offering, 25,286 shares of Common Stock issued in payment to PVP of the Preferred Dividend following the consummation of the offering. Mr. Devick is President, serves as a director and owns 22.5% of the outstanding shares of PVP, Inc.

(12) Includes 224,235 shares owned beneficially by PVP, the general partner of which is PVP, Inc., 78,721 shares of Common Stock to be issued in connection with this offering upon the cashless exercise of a warrant held by PVP and 25,286 shares of Common Stock issued to PVP in payment of the Preferred Dividend following the consummation of the offering.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon consummation of this offering, there will be approximately 7,225,220 shares of Common Stock outstanding. The 2,700,000 shares (or up to 3,105,000 shares if the Underwriters' overallotment option is exercised in full) of Common Stock issued and sold in this offering will be freely tradeable (other than by an "affiliate" of the Company as such term is defined in the Securities Act) without restriction under the Securities Act. The remaining shares of Common Stock then outstanding will be deemed "restricted securities" within the meaning of Rule 144 under the Securities Act (the "Restricted Shares") and may be resold only in compliance with the registration provisions of the Securities Act or an exemption thereunder.

  In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including an affiliate, who has beneficially owned Restricted Shares for at least one year from the later of the date such Restricted Shares were acquired from the Company or (if applicable) from an affiliate or the date on which they were fully paid, is entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then-outstanding shares of Common Stock or the average weekly trading volume in the public market as reported through the Nasdaq National Market during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain requirements as to the manner and notice of sale and the availability of public information concerning the Company.

  Restricted Shares held by affiliates of the Company are subject to the foregoing volume limitations, holding period and other restrictions under Rule
144. Affiliates may sell shares other than Restricted Shares in accordance with the foregoing volume limitations and other restrictions, but without regard to any holding period.

  Further, under Rule 144(k), if a period of at least two years has elapsed since the later of the date Restricted Shares were acquired from the Company or from an affiliate of the Company or the date on which they were fully paid, a holder of such Restricted Shares who is not an affiliate of the Company at the time of the sale, and has not been an affiliate of the Company for at least three months prior to the sale, would be entitled to sell the shares immediately without regard to volume limitations and the other conditions described above.

  Prior to this offering, there has been no market for the Common Stock and no prediction can be made as to the effect, if any, that market sales of shares or the availability of such shares for sale will have on the market price of the Common Stock from time to time. Nevertheless, sales of substantial amounts of Common Stock in the public market could have an adverse impact on such market price and the Company's ability to raise additional equity capital.

  Certain stockholders of the Company, including the executive officers and directors, who will own in the aggregate 3,581,027 shares of Common Stock after the offering, have agreed that they will not, without the prior written consent of Hambrecht & Quist LLC, directly or indirectly sell, offer, contract to sell, transfer the economic risk of ownership in, make any short sale, pledge or otherwise dispose of any shares of Common Stock or any securities convertible or exchangeable for or any other rights to purchase or acquire Common Stock owned by them during the 180-day period following the date of this Prospectus. The Company has agreed that it will not, without the prior written consent of Hambrecht & Quist LLC, directly or indirectly sell, offer, contract to sell, transfer the economic risk of ownership in, make any short sale, pledge or otherwise dispose of any shares of Common Stock or any securities convertible or exchangeable for or any other rights to purchase or acquire Common Stock during the 180-day period following the date of this Prospectus, except that the Company may issue shares upon the exercise of options granted prior to the date hereof, and may grant additional options under it stock option plans, provided, that, without the prior written consent of Hambrecht & Quist LLC, such additional options shall not be exercisable during such period. Upon expiration of such 180-day period, all of the shares of Common Stock subject to such agreements will be eligible for sale subject, in certain cases, to certain volume and other limitations of Rule 144 under the Securities Act applicable to affiliates of the Company. Following consummation of this offering, the Company intends to file registration statements under the Securities Act to register the sale of 182,607 shares of Common Stock reserved for issuance under the 1994 Stock Incentive Plan, 300,000 shares of Common Stock reserved for issuance under the 1998 Stock Incentive Plan, 100,000 shares of Common Stock reserved for issuance under the Director Option Plan and 400,000 shares reserved for issuance under the Distributor Option Plan. The Company intends on granting approximately 250,000 options under the Distributor Option Plan shortly after the consummation of the offering. Upon expiration of the lock-up agreements referred to above, holders of approximately 2,757,526 shares of Common Stock will be entitled to certain registration rights, at the Company's expense, with respect to such shares. The sale of a substantial number of shares, whether pursuant to a subsequent public offering, the exercise of registration rights or otherwise, or the perception that such sales could occur, could adversely affect the market price of the Common Stock and could materially impair the Company's future ability to raise capital through an offering of equity securities.

                         DESCRIPTION OF CAPITAL STOCK

  Upon the filing of the Second Amended and Restated Certificate of Incorporation of the Company (the "Charter") prior to the consummation of this offering, the authorized capital stock of the Company shall consist of 100,000,000 shares of Common Stock having a par value of $0.001 per share and 20,000,000 shares of "blank check" preferred stock having a par value of $0.001 per share.

  The following description of the proposed Recapitalization, the Company's capital stock and certain provisions of the Charter and the Company's By-laws is qualified in its entirety by the provisions of the Charter and By-laws (which are included as exhibits to the Registration Statement of which this Prospectus is a part) and the General Corporation Law of the State of Delaware (the "DGCL").

RECAPITALIZATION

  The Board of Directors and stockholders of the Company have approved the Recapitalization of the Company in connection with the consummation of this offering. Pursuant to the Recapitalization, all outstanding Preferred Stock will be converted into Common Stock on a one share for one share basis, all accrued dividends on the Preferred Stock will be converted into Common Stock and all outstanding Warrants (except for the 1998 Warrants) will be converted into Common Stock in a cashless exercise. The Company will then effect the 1 for 13.22513 Reverse Stock Split resulting in 4,525,220 shares of Common Stock outstanding immediately prior to the sale of Common Stock offered hereby. Pursuant to the Recapitalization, 182,607 Options (post Reverse Stock Split) exercisable at a weighted average exercise price of $6.03 per share will be deemed fully vested upon consummation of the offering.

  The pre-offering capitalization of the Company includes 1,778,921 shares of issued and outstanding Common Stock and 1,572,474 shares of issued and outstanding Preferred Stock. Each share of Preferred Stock will be converted into one share of Common Stock. In addition, each share of Preferred Stock is entitled to an 8% cumulative preferred dividend (the "Preferred Dividend") payable in cash or Common Stock. The Preferred Dividend is estimated to be $2,305,209 upon consummation of this offering and will be converted into 177,301 shares of Common Stock in connection therewith. The Company has issued Warrants to purchase (i) 318,650 shares of Common Stock at a purchase price of $0.45 per share, (ii) 803,574 shares of Common Stock at a purchase price of approximately $4.59 per share, (iii) 227,049 shares of Common Stock at a purchase price of $6.61 and (iv) 81,916 shares of Common Stock at an exercise price equal to the price at which the shares offered hereby are sold (referred to herein as the 1998 Warrants).

  Each holder of warrants (except for the holders of the 1998 Warrants) will exercise their Warrants in a cashless exercise whereby the number of shares of Common Stock with a value at the initial public offering price equal to the exercise price will be deducted from the total number of shares which the warrant holder would have been entitled to receive had they exercised their Warrant in full. The following table summarizes the projected recapitalization of the Company:

                                                         TOTAL    TOTAL SHARES
                                  SHARES               SHARES OF   OF COMMON
                                OUTSTANDING             COMMON       STOCK
                                OR ISSUABLE  WARRANT     STOCK    OUTSTANDING
                                   UPON     EXERCISE  OUTSTANDING  AFTER THE
                                EXERCISE OF PRICE PER    POST       REVERSE
CLASS OF SECURITY                WARRANTS     SHARE   CONVERSION  STOCK SPLIT
-----------------               ----------- --------- ----------- ------------
Common Stock................... 24,289,444     --     24,289,444   1,836,613
Preferred Stock................ 20,796,172     --     20,796,172   1,572,474
Preferred Stock Dividend.......     --         --      2,344,829     177,301
Warrants.......................  4,214,185  $0.034704  4,065,403     307,400
Warrants....................... 10,627,364  $0.347037  6,875,406     519,874
Warrants.......................  3,002,745  $0.500000  1,475,372     111,558
                                ----------            ----------   ---------
    Totals..................... 62,929,910            59,846,625   4,525,220(1)
                                ==========            ==========   =========

---------------------

(1) The total shares of Common Stock outstanding after the Reverse Stock Split
    (a) excludes 81,916 shares issuable upon the exercise of the 1998 Warrants which will not be exercised in connection with the offering and (b) includes 57,692 shares of Common Stock to be issued in connection with the Bison Acquisition.

COMMON STOCK

  All outstanding shares of Common Stock are, and the shares offered hereby will be, fully paid and nonassessable. The holders of Common Stock are entitled to one vote for each share held of record on all matters voted upon by stockholders and may not cumulate votes. Thus, the owners of a majority of the Common Stock outstanding may elect all of the directors if they choose to do so, and the owners of the balance of such shares would not be able to elect any directors. Subject to the rights of holders of any future series of Preferred Stock that may be designated, each share of outstanding Common Stock is entitled to participate equally in any distribution of net assets made to the stockholders in a liquidation, dissolution or winding up of the Company and is entitled to participate equally in dividends if, as and when declared by the Board. There are no redemption, sinking fund, conversion or preemptive rights with respect to the shares of Common Stock. All shares of Common Stock have equal rights and preferences. See "Risk Factors--Control by Existing Stockholders."

PREFERRED STOCK

  The Board of Directors is authorized, subject to certain limitations prescribed by law, without further stockholder approval, to issue from time to time up to 20,000,000 shares of Preferred Stock and to determine the price, rights, preferences and privileges of those shares. In addition, the terms of the Preferred Stock and the rights of the holders of Preferred Stock may adversely affect the rights of the holders of Common Stock. While the Company has no present intention to issue shares of preferred stock, such issuance could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. In addition, such preferred stock may have other rights, including economic rights senior to the Common Stock, and, as a result, the issuance thereof could have a material adverse effect on the market value of the Common Stock.

CERTAIN PROVISIONS OF DELAWARE LAW

  Business Combination Provision. The Company is subject to the provisions of
Section 203 of the DGCL. Subject to certain exceptions, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained such status with the approval of the Board or unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, assets sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation's voting stock.

  Limitation on Liability. As permitted by the provisions of the DGCL, the Company's Charter eliminates, in certain circumstances, the monetary liability of directors of the Company for a breach of their fiduciary duty as directors. These provisions do not eliminate the liability of a director: (i) for a breach of a director's duty of loyalty to the Company or its stockholders,
(ii) for acts or omissions by a director not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for liability arising under Section 174 of the DGCL (relating to the declaration of dividends and purchase or redemption of shares in violation of the DGCL), or
(iv) for any transaction from which the director derived an improper personal benefit. In addition, these provisions do not eliminate the liability of a director for violations of federal securities laws, nor do they limit the rights of the Company or its stockholders, in appropriate circumstances, to seek equitable remedies such as injunctive or other forms of non-monetary relief. Such remedies may not be effective in all cases.

  If the DGCL is amended to authorize a further limitation or elimination of the liability of directors or officers, then the liability of a director or officer of the Company shall, in addition to the limitation of personal liability provided in the Charter, be limited or eliminated to the fullest extent permitted by the DGCL, as from time to time amended.

ANTI-TAKEOVER EFFECT OF PROVISIONS OF CHARTER AND BY-LAWS

  Certain provisions of the Company's Charter and By-laws could discourage potential acquisition proposals and could delay or prevent a change in control of the Company. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the Board and in the policies formulated by the Board and to discourage certain types of transactions that may involve an actual or threatened change of control of the Company, such as an unsolicited acquisition proposal. Because these provisions could have the effect of discouraging a third party from acquiring control of the Company, they may inhibit fluctuations in the market price of shares of Common Stock that could otherwise result from actual or rumored takeover attempts and, therefore could deprive stockholders of an opportunity to realize a takeover premium. These provisions also may have the effect of limiting the price that certain investors might be willing to pay in the future for shares of the Company's Common Stock and of preventing changes in the management of the Company.

  Election and Removal of Directors. The Company's Board of Directors is divided into three classes of directors serving staggered three year terms, thereby preventing a change in a majority of the Board in any single year. Ordinary vacancies in the Board may be filled by the affirmative vote of the Board members then in office.

  Stockholder Consent. The Charter provides that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. In addition, the Charter provides that, except as otherwise required by law, special meetings of the stockholders can be called only pursuant to a resolution adopted by a majority of the Board, the Chairman of the Board or the President. Stockholders desiring to nominate persons for the election of directors or to have other business placed on the agenda of a meeting of the stockholders must give written notice to the Board of Directors of such request 90 days in advance of the date that notice of such meeting will be sent to all stockholders.

TRANSFER AGENT AND REGISTRAR

  The Transfer Agent and Registrar for the Common Stock will be Lasalle National Bank, Chicago, Illinois.

                                 UNDERWRITING

  Subject to the terms and conditions of the Underwriting Agreement, the underwriters named below (the "Underwriters"), for whom Hambrecht & Quist LLC, NationsBanc Montgomery Securities LLC and Dain Rauscher Wessels, a division of Dain Rauscher Incorporated ("Dain Rauscher Wessels"), are acting as representatives (the "Representatives"), have severally agreed to purchase from the Company the following respective numbers of shares of Common Stock:

                                                                       NUMBER OF
      NAME                                                              SHARES
      ----                                                             ---------
      Hambrecht & Quist LLC...........................................
      NationsBanc Montgomery Securities LLC...........................
      Dain Rauscher Wessels...........................................
                                                                        ------
      Total...........................................................
                                                                        ======

  The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent, including the absence of any material adverse change in the Company's business and the receipt of certain certificates, opinions and letters from the Company, its counsel and independent auditors. The nature of the Underwriters' obligations is such that they are committed to purchase all shares of Common Stock offered hereby if any of such shares are purchased.

  The Underwriters propose to offer the shares of Common Stock directly to the public at the initial public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in
excess of $      per share. The Underwriters may allow, and such dealers may
re-allow, a concession not in excess of $      per share to certain other
dealers. After the initial public offering of the shares, the offering price and other selling terms may be changed by the Representatives. The Representatives have advised the Company that the Underwriters do not intend to confirm discretionary sales in excess of 5% of the shares of Common Stock offered hereby.

  The Company has granted to the Underwriters an option, exercisable no later than 30 days after the date of this Prospectus, to purchase up to 405,000 additional shares of Common Stock at the initial public offering price, less the underwriting discount, set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise this option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by it shown in the above table bears to the total number of shares of Common Stock offered hereby. The Company will be obligated, pursuant to the option, to sell shares to the Underwriters to the extent the option is exercised. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of shares of Common Stock offered hereby.

  The offering of the shares is made for delivery when, as and if accepted by the Underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The Underwriters reserve the right to reject an order for the purchase of shares in whole or in part.

  The Company has agreed to indemnify the Underwriters against certain liabilities, including labilities under the Securities Act, and to contribute to payments the Underwriters may be required to make in respect thereof.

  Certain stockholders of the Company, including the executive officers and directors, who will own in the aggregate 3,581,027 shares of Common Stock after the offering, have agreed that they will not, without the prior written consent of Hambrecht & Quist LLC, directly or indirectly sell, offer, contract to sell, transfer the economic risk of ownership in, make any short sale, pledge or otherwise dispose of any shares of Common Stock or any securities convertible or exchangeable for or any other rights to purchase or acquire Common Stock owned by them during the 180-day period following the date of this Prospectus. The Company has agreed that it will not, without the prior written consent of Hambrecht & Quist LLC, directly or indirectly sell, offer, contract to sell, transfer the economic risk of ownership in, make any short sale, pledge or otherwise dispose of any shares of Common Stock or any securities convertible or exchangeable for or any other rights to purchase or acquire Common Stock during the 180-day period following the date of this Prospectus, except that the Company many issue shares upon the exercise of options granted prior to the date hereof, and may grant additional options under its stock option plans, provided, that, without the prior written consent of Hambrecht & Quist LLC, such additional options shall not be exercisable during such period.

  NationsBanc Montgomery Securities LLC ("NationsBanc Montgomery") is affiliated with NationsBank, N.A. ("NationsBank") which is a lender to the Company pursuant to the Bank Credit Facility (see "Use of Proceeds"). As of the date of this Prospectus, NationsBank has advanced approximately $5.5 million to the Company pursuant to the Bank Credit Facility, all of which will be repaid with a portion of the proceeds from the offering. The decision of NationsBanc Montgomery to underwrite the offering was made independently of NationsBank, which had no involvement in determining whether or when to underwrite the offering or the terms thereof. NationsBanc Montgomery will not receive any benefit from the offering other than its respective portion of the underwriting commission payable by the Company. Because it is anticipated that more than 10% of the proceeds from the offering (excluding the underwriting commission) will be received by NationsBank pursuant to the repayment of amounts outstanding under the Bank Credit Facility, and NationsBank is an affiliate of NationsBanc Montgomery, a member of the National Association of Securities Dealers, Inc. ("NASD"), the offering is being conducted pursuant to Rule 2710(c)(8) of the NASD. In accordance with such rule, Hambrecht & Quist LLC has agreed to act as a qualified independent underwriter ("QIU") pursuant to the requirements of Rule 2720(c)(3) of the NASD. In connection with Rule 2720(c)(3), the initial public offering price of the Common Stock will be set at a price which is no higher than that recommended by Hambrecht & Quist LLC, as a QIU. Moreover, Hambrecht & Quist LLC, as a QIU, has performed due diligence investigations and has reviewed and participated in the preparation of this Prospectus.

  Prior to the offering, there has been no public market for the Common Stock. The initial public offering price of the Common Stock was determined by negotiation between the Company and the Representatives. Among the factors considered in determining the initial public offering price were prevailing market and economic conditions, sales and earnings of the Company, market valuations of other companies engaged in activities similar to the Company, estimates of the business potential and prospects of the Company, the present state of the Company's business operations, the Company's management and other factors deemed relevant. The estimated initial public offering price range set forth on the cover of this Prospectus is subject to change as a result of market conditions and other factors.

  Certain persons participating in the offering may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the Common Stock at levels above those which might otherwise prevail in the open market, including by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids. A stabilizing bid means the placing of any bid or effecting of any purchase, for the purpose of pegging, fixing or maintaining the price of the Common Stock. A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering. A penalty bid means an arrangement that permits the Underwriters to reclaim a selling concession from a syndicate member in connection with the offering when shares of Common Stock sold by the syndicate member are purchased in syndicate covering transactions. Such transactions may be effected on the Nasdaq National Market, in the over-the-counter market, or otherwise. Such stabilizing, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

  The legality of the Common Stock being offered hereby will be passed upon for the Company by Pedersen & Houpt, P.C., Chicago, Illinois ("Pedersen & Houpt"). John H. Muehlstein, a director of the Company, is also a stockholder of Pedersen & Houpt. Certain legal matters will be passed upon for the Underwriters by Sidley & Austin, Chicago, Illinois.

                                    EXPERTS

  The consolidated financial statements of the Company as of July 28, 1996 and July 31, 1997 and for each of the three years in the period ended July 31, 1997 included in this Prospectus have been audited by Coopers & Lybrand L.L.P., independent auditors as stated in their report appearing herein and are included in reliance upon such report given upon the authority of that firm as experts in accounting and auditing.

  The financial information appearing in this prospectus for the period March 24, 1994 (date of inception) through July 31, 1994 has been audited by The Daniel Professional Group, Inc., independent auditors, and is included in reliance upon the authority of that firm as experts in accounting and auditing.

                            ADDITIONAL INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedules filed therewith. While the material provisions of each document filed as an exhibit to the Registration Statement have been disclosed herein, statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and to the exhibits and schedules thereto. The Registration Statement, including exhibits and schedules thereto may be inspected without charge at the principal office of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, the New York Regional Office located at 7 World Trade Center, Suite 1300, New York, New York 10048, and the Chicago Regional Office located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and copies of all or any part thereof may be obtained at prescribed rates from the Commission's Public Reference Section at its principal office. The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the Commission's World Wide Web site is http://www.sec.gov.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                             BLUE RHINO CORPORATION

                                                                            PAGE
                                                                            ----
Report of Independent Accountants.........................................  F-2
Consolidated Balance Sheets as of July 28, 1996, July 31, 1997 and January
 31, 1998 (unaudited).....................................................  F-3
Consolidated Statements of Operations for the Fiscal Years Ended July 31,
 1995, July 28, 1996 and July 31, 1997 and for the Six Months Ended
 January 31, 1997 (unaudited) and 1998 (unaudited)........................  F-4
Consolidated Statements of Changes in Stockholders' Deficit for the Fiscal
 Years Ended July 31, 1995, July 28, 1996 and July 31, 1997 and for the
 Six Months Ended January 31, 1998 (unaudited)............................  F-5
Consolidated Statements of Cash Flows for the Fiscal Years Ended July 31,
 1995, July 28, 1996 and July 31, 1997 and for the Six Months Ended
 January 31, 1997 (unaudited) and 1998 (unaudited)........................  F-6
Notes to Consolidated Financial Statements................................  F-8

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders and Board of Directors of Blue Rhino Corporation:

  We have audited the accompanying consolidated balance sheets of Blue Rhino Corporation as of July 28, 1996 and July 31, 1997, and the related consolidated statements of operations, changes in stockholders' deficit and cash flows for the fiscal years ended July 31, 1995, July 28, 1996 and July 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of July 28, 1996 and July 31, 1997, and the consolidated results of their operations and their cash flows for the fiscal years ended July 31, 1995, July 28, 1996 and July 31, 1997 in conformity with generally accepted accounting principles.

/s/ Coopers & Lybrand L.L.P.

Coopers & Lybrand L.L.P.
Greensboro, North Carolina
September 5, 1997, except for Note 7
for which the date is December 18, 1997

                             BLUE RHINO CORPORATION

                          CONSOLIDATED BALANCE SHEETS

      AS OF JULY 28, 1996, JULY 31, 1997 AND JANUARY 31, 1998 (UNAUDITED)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                               JULY 28,  JULY 31,  JANUARY 31,
                    ASSETS                       1996      1997       1998
                    ------                     --------  --------  -----------
                                                                   (UNAUDITED)
Cash and cash equivalents..................... $  1,126  $    325   $  1,207
Trade accounts receivable, net................    1,924     3,110      2,487
Inventories...................................    1,154       240        701
Notes receivable..............................      237       417        438
Prepaid expenses and other current assets.....      230        61        217
                                               --------  --------   --------
    Total current assets......................    4,671     4,153      5,050
Property and equipment, net...................    5,666     4,438      4,569
Notes receivable..............................    1,356     1,196      1,005
Goodwill, net.................................      117       104      1,238
Other assets..................................       87        83        133
                                               --------  --------   --------
    Total assets.............................. $ 11,897  $  9,974   $ 11,995
                                               ========  ========   ========
 LIABILITIES, REDEEMABLE PREFERRED STOCK AND
            STOCKHOLDERS' DEFICIT
 -------------------------------------------
Trade accounts payable........................ $  1,354  $  2,407   $  1,791
Notes payable to bank.........................      --        --       1,468
Acquisition notes payable.....................      117        81        840
Note payable to vendor........................      752       --         --
Current portion of long-term debt and capital
 lease obligations............................      179       165        182
Accrued liabilities...........................      689       763        473
                                               --------  --------   --------
    Total current liabilities.................    3,091     3,416      4,754
Long-term debt, less current maturities.......   13,764    15,142     19,179
Notes payable to bank.........................      --        840        --
Capital lease obligations, less current
 maturities...................................      410       128        178
                                               --------  --------   --------
    Total liabilities.........................   17,265    19,526     24,111
                                               --------  --------   --------
Redeemable Preferred Stock, Series A
   convertible, participating, $0.001 par
   value, 25,000,000 shares authorized,
   20,796,172 shares issued and outstanding,
   liquidating preference $0.347037 per share,
   at redemption value........................    7,849     8,936      9,304
                                               --------  --------   --------
Stockholders' deficit:
  Common stock, $0.001 par value, 68,000,000
   shares authorized, 21,526,426, 23,526,456
   and 23,526,456 shares issued and
   outstanding at July 28, 1996, July 31, 1997
   and January 31, 1998 (4,508,294 shares
   outstanding on a pro forma basis--Note 20).       21        23         23
  Additional paid-in capital..................      --        311        --
  Accumulated deficit.........................  (13,238)  (18,822)   (21,443)
                                               --------  --------   --------
    Total stockholders' deficit...............  (13,217)  (18,488)   (21,420)
                                               --------  --------   --------
    Total liabilities, redeemable preferred
     stock and stockholders' deficit.......... $ 11,897  $  9,974   $ 11,995
                                               ========  ========   ========

   The accompanying notes are an integral part of the consolidated financial statements.

                             BLUE RHINO CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS

   FOR THE FISCAL YEARS ENDED JULY 31, 1995, JULY 28, 1996 AND JULY 31, 1997 AND FOR THE SIX MONTHS ENDED JANUARY 31, 1997 (UNAUDITED) AND 1998 (UNAUDITED)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                  SIX MONTHS
                                                                     ENDED
                                       FISCAL YEARS ENDED         JANUARY 31,
                                     -------------------------  ----------------
                                      1995     1996     1997     1997     1998
                                     -------  -------  -------  -------  -------
                                                                  (UNAUDITED)
Net sales--distributors............. $   --   $ 2,386  $13,060  $ 3,501  $ 8,314
Net sales--direct...................   2,728    5,830    1,151    1,008      --
                                     -------  -------  -------  -------  -------
    Total net sales.................   2,728    8,216   14,211    4,509    8,314
                                     -------  -------  -------  -------  -------
Cost of sales:
  Cost of sales--distributors.......     --     1,811    9,873    2,638    6,371
  Cost of sales--direct.............   3,523    6,089    1,771    1,368      --
                                     -------  -------  -------  -------  -------
    Total cost of sales.............   3,523    7,900   11,644    4,006    6,371
                                     -------  -------  -------  -------  -------
    Gross profit....................    (795)     316    2,567      503    1,943
                                     -------  -------  -------  -------  -------
Operating expenses (income):
  Sales and marketing...............     532    1,112    1,950      653    1,027
  General and administrative........   2,787    3,192    3,022    1,398    1,706
  Lease expense (income)--net.......     --       (89)    (143)     (93)      23
  Depreciation and amortization.....     284      868      873      400      516
  Restructuring/nonrecurring
   charges..........................     --     1,363      970      188      408
                                     -------  -------  -------  -------  -------
    Total operating expenses........   3,603    6,446    6,672    2,546    3,680
                                     -------  -------  -------  -------  -------
    Loss from operations............  (4,398)  (6,130)  (4,105)  (2,043)  (1,737)
Other expense (income):
  Interest expense..................     287    1,469    1,665      817      929
  Other income--net.................     (25)    (168)    (186)     (79)    (102)
                                     -------  -------  -------  -------  -------
    Net loss........................ $(4,660) $(7,431) $(5,584) $(2,781) $(2,564)
                                     =======  =======  =======  =======  =======
  Basic and diluted loss per common
   share (Note 15).................. $ (0.23) $ (0.37) $ (0.28) $ (0.14) $ (0.12)
                                     =======  =======  =======  =======  =======


   The accompanying notes are an integral part of the consolidated financial statements.

                             BLUE RHINO CORPORATION

          CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT

   FOR THE FISCAL YEARS ENDED JULY 31, 1995, JULY 28, 1996 AND JULY 31, 1997
           AND FOR THE SIX MONTHS ENDED JANUARY 31, 1998 (UNAUDITED)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                 COMMON        ADDITIONAL
                            ------------------  PAID-IN   ACCUMULATED
                              SHARES    AMOUNT  CAPITAL     DEFICIT    TOTAL
                            ----------  ------ ---------- ----------- --------
Balances, July 31, 1994.... 20,060,000   $ 20     $181     $   (380)  $   (179)
Issuance of 2,256,456
 shares of common stock....  2,256,456      2       83          --          85
Preferred dividends........        --     --      (264)        (131)      (395)
Net loss...................        --     --       --        (4,660)    (4,660)
                            ----------   ----     ----     --------   --------
Balances, July 31, 1995.... 22,316,456     22      --        (5,171)    (5,149)
Cancellation of restricted
 stock for nonvested
 terminations..............   (790,000)    (1)     --           --          (1)
Preferred dividends........        --     --       --          (636)      (636)
Net loss...................        --     --       --        (7,431)    (7,431)
                            ----------   ----     ----     --------   --------
Balances, July 28, 1996.... 21,526,456     21      --       (13,238)   (13,217)
Issuance of 2,000,000
 shares of common stock....  2,000,000      2      998          --       1,000
Preferred dividends........        --     --      (687)         --        (687)
Net loss...................        --     --       --        (5,584)    (5,584)
                            ----------   ----     ----     --------   --------
Balances, July 31, 1997.... 23,526,456     23      311      (18,822)   (18,488)
Preferred dividends
 (unaudited)...............        --     --      (311)         (57)      (368)
Net loss (unaudited).......        --     --       --        (2,564)    (2,564)
                            ----------   ----     ----     --------   --------
Balances, January 31, 1998
 (unaudited)............... 23,526,456   $ 23     $--      $(21,443)  $(21,420)
                            ==========   ====     ====     ========   ========


   The accompanying notes are an integral part of the consolidated financial statements.

                             BLUE RHINO CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

   FOR THE FISCAL YEARS ENDED JULY 31, 1995, JULY 28, 1996 AND JULY 31, 1997
       AND FOR THE SIX MONTHS ENDED JANUARY 31, 1997 AND 1998 (UNAUDITED)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                SIX MONTHS
                                                               ENDED JANUARY
                                      FISCAL YEAR ENDED             31,
                                   -------------------------  ----------------
                                    1995     1996     1997     1997     1998
                                   -------  -------  -------  -------  -------
                                                                (UNAUDITED)
Cash flows from operating
 activities:
 Net loss........................  $(4,660) $(7,431) $(5,584) $(2,781) $(2,564)
 Adjustments to reconcile net
  loss to net cash used in
  operating activities:
   Accreted interest on senior
    discount notes...............      --     1,049    1,489      719      815
   Depreciation and amortization.      284      868      873      400      516
   Nonrecurring charges..........      --     1,268      963      193      --
   Loss on disposal of assets....      --       --       --       --       261
   Changes in operating assets
    and liabilities, net of
    business acquisitions:
     Trade accounts receivable...     (886)    (990)  (1,186)   1,077      623
     Inventories.................     (249)    (473)     127      194     (491)
     Other current assets........     (164)      35      166      161     (247)
     Accounts payable............      535      624    1,045     (392)    (696)
     Accrued liabilities.........      565     (120)     (85)    (265)    (293)
                                   -------  -------  -------  -------  -------
      Net cash used in operating
       activities................   (4,575)  (5,170)  (2,192)    (694)  (2,076)
                                   -------  -------  -------  -------  -------
Cash flows from investing
 activities:
 Business acquisitions...........     (299)     --       --       --      (790)
 Acquisition of intangible
  assets.........................      (93)     --       --       --       --
 Proceeds from disposals of
  cylinders......................      --        29      340      --       --
 Purchases of property and
  equipment......................   (3,925)  (1,840)    (537)     (32)    (286)
 Proceeds from disposals of
  property and equipment.........      --       360      159       76       39
 Collections on notes receivable.      --        58      380       90      261
                                   -------  -------  -------  -------  -------
      Net cash (used in) provided
       by investing activities...   (4,317)  (1,393)     342      134     (776)
                                   -------  -------  -------  -------  -------
Cash flows from financing
 activities:
 Proceeds from issuance of common
  stock..........................       85      --     1,000      --       --
 Proceeds from issuance of
  preferred stock................    6,218      100      400      --       --
 Proceeds from issuance of senior
  discount notes.................      --    12,575      --       --       --
 Proceeds from stockholders loan.      --       --       --       --     3,250
 Proceeds from note payable to
  bank...........................    3,600    2,700    3,995      850    5,044
 Payments on acquisition notes
  payable........................      --      (669)     (90)     (63)     (20)
 Payments on note payable to
  bank...........................     (880)  (4,900)  (3,155)    (524)  (4,416)
 Payment of debt issuance costs..      --       (57)     (58)     --       --
 Repayment of note payable to
  vendor.........................      --      (948)    (752)     --       --
 Payments on long-term debt and
  capital lease obligations......      (73)  (1,321)    (291)    (520)    (124)
                                   -------  -------  -------  -------  -------
      Net cash provided by (used
       in) financing activities..    8,950    7,480    1,049     (257)   3,734
                                   -------  -------  -------  -------  -------
 Increase (decrease) in cash and
  cash equivalents...............       58      917     (801)    (817)     882
 Cash and cash equivalents at
  beginning of period............      151      209    1,126    1,126      325
                                   -------  -------  -------  -------  -------
 Cash and cash equivalents at end
  of period......................  $   209  $ 1,126  $   325  $   309  $ 1,207
                                   =======  =======  =======  =======  =======
Supplemental disclosure of cash
 paid for:
 Interest........................  $   156  $   428  $   176
                                   =======  =======  =======

   The accompanying notes are an integral part of the consolidated financial statements.

                            BLUE RHINO CORPORATION

   FOR THE FISCAL YEARS ENDED JULY 31, 1995, JULY 28, 1996 AND JULY 31, 1997
      AND FOR THE SIX MONTHS ENDED JANUARY 31, 1997 AND 1998 (UNAUDITED)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

Supplemental schedule of non-cash investing activities:

  During the fiscal years ended July 31, 1995, July 28, 1996, July 31, 1997, the Company entered into capital lease obligations in the amounts of approximately $913, $541, and $243, respectively, for computers, vehicles and certain equipment.

  In connection with the conversion to an independent distributor network, as further discussed in Note 1, the Company consummated the following transactions:

  . In the fiscal years ended July 28, 1996 and July 31, 1997, the Company transferred to distributors capital leases for vehicles with remaining book values of $282 and $351 and remaining obligations of approximately $302 and $344, respectively.

  . In the fiscal years ended July 28, 1996 and July 31, 1997, the Company sold cylinders and certain equipment aggregating approximately $1,652 and $310, respectively in exchange for notes receivable from distributors (Notes 5 and 16).

  . In the fiscal year ended July 28, 1996, the Company transferred the remaining book value of certain vehicles along with their related obligations under capital leases and financing arrangements of approximately $562 and $504, respectively, to Platinum Propane Holding, LLC ("PPH"), an affiliate, and recorded a receivable of $37 (Note 16).

  . In the fiscal year ended July 31, 1997, certain assets approximating $70 were reclassified as notes receivable.

  Certain equipment amounting to $925 was acquired by the Company in fiscal year ended July 31, 1995 through the issuance of long-term debt.

  In December 1994, the Company converted $500 of notes payable into 1,441 shares of preferred stock.

  During the fiscal year ended July 31, 1995, the Company purchased certain assets from an existing cylinder exchange company of liquid propane gas under various agreements which have been recorded as follows:

                                                                          1995
                                                                         ------
      Property and equipment............................................ $  356
      Cylinders.........................................................    310
      Goodwill..........................................................    501
                                                                         ------
                                                                         $1,167
                                                                         ======
      Cash paid......................................................... $  299
      Due to sellers....................................................    868
                                                                         ------
                                                                         $1,167
                                                                         ======

  The Company accreted preferred dividends from paid in capital and accumulated deficit of $395, $636 and $687 for the fiscal years ended July 31, 1995, July 28, 1996 and July 31, 1997, respectively.


   The accompanying notes are an integral part of the consolidated financial statements.

                            BLUE RHINO CORPORATION

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

1. DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION:

  Blue Rhino Corporation (the "Company" or "Blue Rhino") was founded in March 1994 and commenced operations on July 1, 1994 after the contribution of the net assets of American Cylinder Exchange, Inc. in exchange for 1,336,484 shares of the Company's Common Stock using the carryover basis of the net assets contributed of approximately $180. The Company has become the leading provider of grill cylinder exchange in the United States offering consumers a convenient means to obtain fuel for their barbecue grills. The Company currently offers three types of grill cylinder transactions: (i) like for like cylinder exchanges; (ii) cylinders with valve upgrades offering additional safety features; and (iii) outright cylinder sales. The Company originally focused on serving markets in the southeastern United States and has since developed a network of independent distributors which deliver Blue Rhino grill cylinder exchange to retail locations across the United States.

  Since its formation, the Company has focused on creating an infrastructure to support its nationwide cylinder exchange program. Initially, the Company developed a vertically integrated operation, purchasing and leasing grill cylinders, cylinder displays, filling sites, refurbishing equipment and delivery trucks while at the same time developing a sales, marketing and MIS infrastructure. In March 1996, the Company began to transition from a vertically integrated business model to an independent distributor business model in order to implement its cylinder exchange program in a more capital efficient manner and to accelerate development of its program. At this time, the Company began to dispose of distribution assets and began to enter into exclusive agreements with independent distributors to refurbish and refill cylinders and service Blue Rhino's retail accounts. As a result, the Company has significantly accelerated the growth of its nationwide service, pursued additional retailer relationships and invested in the sales, marketing and MIS infrastructure to support its growing cylinder exchange program. The Company expects to focus future capital investments on cylinders, cylinder displays and continued enhancement of its MIS. The transition to a 100% independent distributor network was completed in the fourth quarter of 1997.

  While the Company believes that it has created the infrastructure necessary to support a nationwide cylinder exchange program, development of this infrastructure has resulted in an accumulated deficit of approximately $18 million as of July 31, 1997. Management believes by leveraging from the distributor's existing infrastructure the Company has eliminated the significant capital requirements necessary to support the geographic expansion and further penetration throughout the nation's significant demographic markets and consequently, will continue to positively impact cash flows.

  These consolidated financial statements include the accounts of Blue Rhino and its wholly owned subsidiary Rhino Services, L.L.C., formed in March 1997. All intercompany transactions and balances have been eliminated in consolidation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  Revenue Recognition--Revenues are recognized upon delivery of cylinders to customer locations. Sales returns, which are immaterial, occur principally upon removal of cylinders and deinstallation of cylinder displays from customer locations.

  Cash and Cash Equivalents--The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. The Company's cash and cash equivalents are placed in major domestic banks. Cash equivalents consisting of certificates of deposit totaled $65 and $115 at July 28, 1996 and July 31, 1997, respectively.

  Trade Accounts Receivable, Net--Trade accounts receivable, net include allowances for doubtful accounts of approximately $82, and $154 at July 28, 1996 and July 31, 1997 respectively.

                            BLUE RHINO CORPORATION

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


  Inventories--Inventories are valued at the lower of cost or market determined on a first-in, first-out (FIFO) basis.

  Property and Equipment, Net--Property and equipment are stated at cost and depreciated over the estimated useful lives of the related assets using the straight-line method. The estimated useful lives are principally 30 years for buildings and leasehold improvements, 10 years for machinery and equipment, vehicles and cylinder displays, 5 years for computer hardware and 3 years for computer software. Equipment leased under capital leases are amortized over their estimated useful lives.

  In the event that facts and circumstances indicate that the cost of property and equipment, or other long-lived assets may not be recoverable, the estimated future undiscounted cash flows is compared to the asset's carrying value and if less, recognize an impairment loss in an amount by which the carrying amount exceeds its fair value. As a result of changes the Company made to its business strategy (Note 12), impairments to property and equipment recorded in 1996 and 1997 were $814 and $736, respectively.

  Goodwill--Excess cost over fair value of assets acquired (goodwill) is being amortized using the straight-line method over 10 to 30 years. The carrying value of intangible assets is periodically reviewed by the Company, as well as, the amortization period to determine whether the current events and circumstances warrant adjustments to the carrying values and/or revised estimates of useful lives. This valuation is performed using the expected future undiscounted cash flows associated with the intangible assets compared to the carrying value to determine if a writedown is required. To the extent such projection indicates that the undiscounted cash flow is not expected to be adequate to recover the carrying amounts the assets are written down to discounted cash flow. In fiscal 1996, an impairment to goodwill of $355 was recorded (Note 12).

  Advertising and Promotion--The Company expenses advertising and promotion costs as incurred and these costs are included as sales and marketing expenses. Advertising and promotion costs for the fiscal years ended July 31, 1995, 1996 and 1997 were $0, $16 and $36, respectively.

  Income Taxes--The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is recorded when it is more likely than not that the deferred tax asset will not be realized (Note 17).

  Financial Instruments--The Company values all financial instruments as required by SFAS No. 107, "Disclosures about Fair Values of Financial Instruments." Financial instruments consist of cash and cash equivalents, accounts receivable, notes receivable, short-term debt and long-term, variable-rate and fixed-rate debt. The Company estimates the fair value of its long-term, fixed-rate debt using a discounted cash flow analysis based on interest rates for similar types of debt currently available in the marketplace. At July 28, 1996 and July 31, 1997 the carrying amounts of the Company's financial instruments approximate their fair values.

  Financial instruments which potentially subject the Company to concentration of credit risk consist principally of temporary cash investments and trade accounts receivable. The Company places its temporary cash investments with major domestic financial institutions. At times, such deposits may be in excess of the FDIC insurance limit. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers. Due to the geographic dispersion and the high credit

                            BLUE RHINO CORPORATION

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

quality of the Company's significant customers, credit risk relating to trade accounts receivable is limited. The Company's largest customers accounted for approximately 55%, 46% and 58%, of sales in the fiscal years ended July 31, 1995, July 28, 1996 and July 31, 1997 as follows:

                                                                  1995  1996  1997
                                                                  ----  ----  ----
      Customer A.................................................  30%   30%   29%
      Customer B.................................................  25    16    16
      Customer C................................................. --    --     13
                                                                  ---   ---   ---
                                                                   55%   46%   58%
                                                                  ===   ===   ===

Approximately 35% and 32% of trade accounts receivable at July 28, 1996 and July 31, 1997 were from these customers respectively. If the financial condition and operations of these customers deteriorate, the Company's operating results could be adversely affected.

  Use of Estimates--The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates.

  Statement of Accounting Standards not yet Adopted--Statement of Financial Accounting Standards ("SFAS") No. 130 ("Statement 130") establishes standards for reporting and display of comprehensive income and its components (revenues, gains, expenses, losses) in a full set of general purpose financial statements and is effective in Fiscal 1998 for the Company. Management of the Company does not expect Statement 130 to have a significant impact, if any, on the Company's Consolidated Financial Statements.

  In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("Statement 131"). Statement 131 requires public business enterprises to adopt its provisions for periods beginning after December 15, 1997, and to report certain information about operating segments in complete sets of financial statements of the enterprise and in condensed financial statements of interim periods issued to shareholders. The Company is evaluating the provisions of Statement 131, but has not yet determined if additional disclosures will be required.

  Reclassification--Certain prior year amounts have been reclassified to conform to the presentation adopted in fiscal 1998.

                            BLUE RHINO CORPORATION

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

3. INVENTORIES:

  Inventories consist of the following at:

                                                               JULY 28, JULY 31,
                                                                 1996     1997
                                                               -------- --------
      Cylinders...............................................  $  945    $220
      Other supplies..........................................     174      20
      Liquid propane gas......................................      35     --
                                                                ------    ----
                                                                $1,154    $240
                                                                ======    ====

4. PROPERTY AND EQUIPMENT, NET:

  Property and equipment consists of the following at:

                                                               JULY 28,  JULY 31,
                                                                 1996      1997
                                                               --------  --------
      Land...................................................  $    83    $   20
      Building and leasehold improvements....................      896       661
      Cylinder displays, including panel graphics............    2,945     3,188
      Machinery and equipment................................    1,746     1,361
      Computer hardware and software.........................       95       175
      Equipment leased under capital leases..................      592       346
                                                               -------    ------
                                                                 6,357     5,751
      Less accumulated depreciation and amortization (includ-
       ing $51 and $65, respectively, for equipment under
       capital lease)........................................     (691)   (1,313)
                                                               -------    ------
                                                               $ 5,666    $4,438
                                                               =======    ======

  Depreciation and amortization expense for the fiscal years ended July 31, 1995, July 28, 1996 and July 31, 1997 was $282, $683 and $764, respectively.

5. NOTES RECEIVABLE:

  In connection with the conversion to the distributor program discussed in
Note 1, the Company has financed the sale of cylinders and certain equipment principally to distributors, including PPH (Note 16), who now service territories previously serviced by the Company. The notes receivable are payable monthly with interest ranging from 9.25% to 12.5%. The aggregate maturities of these notes receivable at July 31, 1997 are as follows:

      1998............................................................... $  417
      1999...............................................................    395
      2000...............................................................    350
      2001...............................................................    443
      2002...............................................................      8
                                                                          ------
                                                                          $1,613
                                                                          ======

  Interest income related to these notes for the fiscal years ended July 28, 1996 and July 31, 1997 was approximately $47 and $182, respectively. The notes receivable from the sale of cylinders are collateralized by the cylinders.

                            BLUE RHINO CORPORATION

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

6. GOODWILL:

  Excess costs over fair value of assets acquired (goodwill) consist of the following at:

                                                               JULY 28, JULY 31,
                                                                 1996     1997
                                                               -------- --------
      Excess costs over fair value of assets acquired.........   $124     $124
      Accumulated amortization................................     (7)     (20)
                                                                 ----     ----
                                                                 $117     $104
                                                                 ====     ====

  Amortization expense for the fiscal years ended July 28, 1996 and July 31, 1997 was $7 and $14, respectively.

7. NOTE PAYABLE TO BANK:


  In October 1996, the Company entered into an agreement with a bank to provide up to $2 million in financing through a line of credit at an interest rate of prime (8.50% at July 31, 1997) plus 1%. At July 31, 1997, $840 of the line of credit was outstanding. This amount was subsequently paid in full on December 18, 1997 (Note 20).

8. NOTE PAYABLE TO VENDOR:

  Prior to the conversion to the distributor program, the Company financed the acquisition of certain cylinders with its primary cylinder vendor. The original line of credit was for purchases up to approximately $1.9 million and was to be repaid in various installments including interest at prime (8.25% at July 28, 1996) plus 1%. The balance due on this note was $752 at July 28, 1996 and was paid in full at July 31, 1997.

9. LONG-TERM DEBT:

  Long-term debt consists of the following at:

                                                               JULY 28, JULY 31,
                                                                 1996     1997
                                                               -------- --------
      Senior discount notes due October 2000.................  $13,624  $15,113
      Various equipment and vehicle notes bearing interest at
       rates varying from 8% to 15%, due in monthly
       installments through December 1999....................      211       65
                                                               -------  -------
                                                                13,835   15,178
      Less amounts due within one year.......................       71       36
                                                               -------  -------
                                                               $13,764  $15,142
                                                               =======  =======

  The aggregate maturities of long-term debt at July 31, 1997 are as follows:

      1998...................................................... $    36
      1999......................................................      27
      2000......................................................       2
      2001......................................................  15,113
                                                                 ---------------
                                                                 $15,178
                                                                 =======

                            BLUE RHINO CORPORATION

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

  In October 1995, the Company issued 12,575 units, each consisting of approximately $1 principal amount (approximately $17.2 million aggregate) of senior discount notes due in October 2000 and warrants to purchase 525.88 (pre Reverse Stock Split) shares of common stock. The gross proceeds were $12,575. The notes accrete in value until October 11, 1998 at an effective rate of 10.5%. Thereafter, cash interest will be payable semi-annually at a rate of 10.5%. The notes are redeemable in whole or in part at any time at 100% of the accreted value plus accrued and unpaid interest, if any. Each warrant, when exercised will entitle the holders to acquire one share of common stock (subject to adjustment as described in the agreement) for $0.347037 per share, which represented approximately 10% of the common stock outstanding on a fully diluted basis at the time of issuance of the warrants. The note agreement contains certain restrictive covenants relating to issuance of additional debt, issuance of equity securities, and the payment of dividends without the consent of a majority (as defined) of note holders. The Company is not in default of any of the restrictive covenants. The Company did not assign any value to the warrants because the valuation was not material.

  The various equipment and vehicle notes are guaranteed by an affiliated company and certain Blue Rhino shareholders.

10. CAPITAL LEASE OBLIGATIONS:

  Capital lease obligations for computer equipment as of July 31, 1997 are as follows:

      1998................................................................. $161
      1999.................................................................  108
      2000.................................................................   31
                                                                            ----
      Total minimum lease payments.........................................  300
      Less imputed interest at varying rates ranging from 11.75% to 19%....   43
                                                                            ----
      Present value of minimum lease payments..............................  257
      Less current maturities..............................................  129
                                                                            ----
                                                                            $128
                                                                            ====

11. OPERATING LEASE COMMITMENTS:

  The Company leases certain office, plant facilities and vehicle equipment under noncancelable operating leases with original terms ranging from 36 to 51 months. Additionally, the Company has a land lease with an original term of 5 years. This lease carries 3 renewal options for periods of 5 years each.

  Rent expense on these facilities and equipment for the fiscal years ended 1995, 1996 and 1997 was $497, $511 and $120, respectively.

  In addition, the Company leases certain plant facilities and equipment to distributors including PPH (Note 16). Lease income under these leases was $62 and $118 for the fiscal years ending 1996 and 1997, respectively.

  In September 1996, the Company entered into a $3 million operating lease facility to finance cylinder displays. At July 31, 1997, approximately $1.3 million of the facility was outstanding. Rental expense under this lease for the year ended 1997 was approximately $152.

  Lease expense (income) on the consolidated statements of operations is made up of the following:

                                                               1995 1996  1997
                                                               ---- ----  -----
      Lease income............................................ $--  $(89) $(295)
      Lease expense...........................................  --   --     152
                                                               ---- ----  -----
      Net (income) expense.................................... $--  $(89) $(143)
                                                               ==== ====  =====

                            BLUE RHINO CORPORATION

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


  Future minimum lease payments at July 31, 1997 from non-cancelable operating leases with both affiliates (Note 16) and non-affiliates with initial or remaining terms of one year or more are as follows:

      1998................................................................. $504
      1999.................................................................  453
      2000.................................................................  415
      2001.................................................................  306

  The Company also executes operating lease agreements with its distributors including PPH (Note 16) for cylinder displays (both leased and owned) for use within each distributor's territory. Under these leases, the distributor (lessee) is obligated for all maintenance, installation, deinstallation, taxes and insurance related to the cylinder displays. The terms of the leases continue until either party terminates upon 60 days written notice to the other party. The monthly rental amounts are based on 1% of the original fair market value of the cylinder displays. Lease income for the fiscal years ended 1996 and 1997 was approximately $27 and $177, respectively. As of July 31, 1997, estimated future minimum rental payments to be received are approximately $300 per year through the year 2002.

12. RESTRUCTURING/NONRECURRING CHARGES:

  As described in Note 1, during fiscal 1997 and 1996 the Company made changes to its business strategy, including the conversion to an independent distributor network. As a result, the Company recorded certain nonrecurring charges in 1996 and 1997 as summarized below:

                                                              JULY 28, JULY 31,
                                                                1996     1997
                                                              -------- --------
      Adjust equipment, including leasehold improvements of
       $160 and $447, respectively, to net realizable value.   $  814    $736
      Impairment of goodwill................................      355     --
      Severance, professional fees and other................      194     234
                                                               ------    ----
                                                               $1,363    $970
                                                               ======    ====

  In 1996 and 1997, equipment including vehicles, display racks, leasehold improvements of two distribution centers, cylinders, computer equipment and filling station equipment were written down to estimated net realizable value. Substantially all the equipment has either been sold or physically scrapped. In 1996, as part of the changes in business strategy it was determined not to focus on the smaller convenience store locations due to lower profit margins. As a result, the Company recorded an impairment of goodwill ascribed to the convenience store locations of $355.

13. REDEEMABLE PREFERRED STOCK:

  On December 21, 1994, the Company issued 20,796,172 shares of Series A cumulative preferred stock and warrants to purchase 4,214,185 shares of common stock to investors through a private placement offering. The warrants are exercisable at any time prior to their expiration date of December 1, 2004. The exercise price for these warrants is $0.0347037 per share.

  Holders of Series A preferred stock may convert any portion of the preferred shares into common shares at any time. Each share of Series A preferred is convertible to one share of common stock. The conversion price is based on a formula as described in the agreement. The preferred shares have a liquidation preference equal to the liquidation value of $0.347037 as defined in the Certificate of Incorporation. The preferred shares rank senior to the common stock in respect to dividend rights and have full voting rights.

  The Company shall offer to redeem the outstanding Series A preferred shares in equal increments semiannually between October 31, 2000 and April 30, 2002. After April 30, 2002, any holder of outstanding Series A preferred shares may elect to have their shares redeemed. Upon such an election, the Company shall offer to redeem any other outstanding shares within five (5) days. The redemption price is $0.347037 per share

                            BLUE RHINO CORPORATION

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

plus undeclared, accrued dividends at a rate of 8% compounded daily of $1,031, $1,718 and $2,086 at July 28, 1996, July 31, 1997 and January 31, 1998
(unaudited), respectively. Dividends are cumulative until declared by the Board.

14. STOCKHOLDERS' DEFICIT:

  At July 31, 1997, 41,055,467 common shares were reserved for issuance upon conversion of Series A preferred shares, exercise of warrants and exercise of common stock options issuable to employees, directors, or consultants of the Company.

  Common Stock Options and Restricted Stock--The Company has a stock incentive plan (the "Plan") and has reserved 3,500,000 shares of common stock for use and distribution under terms of the Plan. Under the Plan, the Company may, at its discretion, issue incentive or non-qualified stock options, stock appreciation rights, restricted stock or deferred stock. The terms and conditions of the awards made under the plan vary but, in general, are at the discretion of the Board of Directors or its appointed committee to the Plan.

  In November 1994, the Company issued 1,875,000 shares of its common stock under the Plan, at par $0.001, to key management employees under a restricted stock agreement. Under this agreement, the stockholders' rights to the stock are subject to length of employment and are restricted with regard to transferability. The employees' rights vest quarterly over periods determined by management. After five (5) years, the employee may sell any vested shares with a bona fide reason, the Company at its option may repurchase all unvested shares and any vested shares, provided no public offering of the Company's equity securities has occurred. The repurchase price may vary, depending upon the reasons for termination, and range from market value for all vested shares to $1 for any and all shares. During 1996, 790,000 shares were canceled due to termination of employment.

  The Company has granted 2,450,000 options through July 31, 1997, of which 281,800 options have been forfeited. Under the Plan, the option exercise price is determined by the Stock Option Committee of the Board of Directors. Non-qualified stock options granted expire 10 years from the date of grant and are exercisable in five equal installments commencing one year from the date of grant. As of July 31, 1997, the Company had 2,168,200 options outstanding, no options have been exercised and 283,000 options are exercisable. The exercise price for outstanding warrants and common stock options range from $0.0347037 to $0.55.

  The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting For Stock-Based Compensation." Accordingly, since options were granted at fair value, no compensation cost has been recognized for stock options granted to date. Had compensation cost for these plans been determined for options granted since August 1, 1995 consistent with SFAS No. 123, the Company's net loss and loss per share would have increased to the following pro forma amounts.

                                                                  FOR THE
                                                               FISCAL YEARS
                                                                   ENDED
                                                              ----------------
                                                               1996     1997
                                                              -------  -------
      Net loss: As reported.................................. $(7,431) $(5,584)
       Pro forma.............................................  (7,454)  (5,649)
      Basic and
       Diluted EPS:As reported............................... $ (0.22) $ (0.17)
       Pro forma............................................. $ (0.22) $ (0.17)

  The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants since August 1, 1995: expected lives of 5 years; expected volatility 0.0% and a risk-free interest rate of 9.25%

  SFAS No. 123 method of accounting has not been applied to options granted prior to August 1, 1995, therefore, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

                            BLUE RHINO CORPORATION

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


  A summary of the status of the Company's Plan at July 31, 1995, July 28, 1996, and July 31, 1997 and changes during the periods then ended is presented in the table and narrative below:

                                1995              1996               1997
                          ----------------- ----------------- -------------------
                                   WTD AVG           WTD AVG             WTD AVG
                          SHARES  EX PRICE  SHARES  EX PRICE   SHARES   EX PRICE
                          ------- --------- ------- --------- --------- ---------
Outstanding at beginning
 of year................      --  $     --  575,000 $0.347037   953,000 $0.355062
Granted.................  575,000  0.347037 499,000  0.362364 1,376,000  0.505602
Exercised...............      --        --      --        --        --        --
Forfeited...............      --        --  121,000  0.347037   160,800  0.366749
                          ------- --------- ------- --------- --------- ---------
Outstanding at end of
 year...................  575,000 $0.347037 953,000 $0.355062 2,168,200 $0.449732
                          ======= ========= ======= ========= ========= =========
Exercisable at end of
 year...................      --  $     --   95,000 $0.347037   283,000 $0.353069
                          ======= ========= ======= ========= ========= =========
Weighted average fair
 value of options
 granted................          $   0.126         $   0.116           $   0.167
                                  =========         =========           =========

  Warrants--In fiscal 1997, the Company issued approximately 3,000,000 warrants in connection with the new cylinder display lease facility (Note 9), and the issuance of the common stock to PPH (Note 16). In addition, during fiscal years 1996 and 1995, the Company issued approximately 4,014,000 warrants to individuals to purchase common stock for their assistance in connection with various debt placements. The exercise price for these warrants ranges from $0.347037 to $0.50 per share. The Company did not assign any value to the warrants because the valuation was considered immaterial.

15. LOSS PER SHARE:

  The Company has retroactively adopted SFAS No. 128, "Earnings Per Share." The impact of adopting this statement had no effect on loss per share for fiscal year 1996 and 1995. The basic and diluted loss per share was determined as follows:

                                                                       SIX MONTHS
                                        FISCAL YEARS ENDED                ENDED
                                -------------------------------------  -----------
                                 JULY 31,     JULY 28,     JULY 31,    JANUARY 31,
                                   1995         1996         1997         1998
                                -----------  -----------  -----------  -----------
                                                                       (UNAUDITED)
  Basic and diluted loss per share:
      Net loss................  $    (4,660) $    (7,431) $    (5,584) $    (2,564)
      Less: Redeemable
       Preferred Stock
       dividends..............          395          636          687          368
                                -----------  -----------  -----------  -----------
      Loss available to common
       shareholders...........  $    (5,055) $    (8,067) $    (6,271) $    (2,932)
      Weighted average common
       shares.................   21,658,323   21,521,456   22,276,456   23,526,426
                                -----------  -----------  -----------  -----------
        Basic and diluted loss
         per share............  $     (0.23) $     (0.37) $     (0.28) $     (0.12)
                                ===========  ===========  ===========  ===========

  The weighted average common shares outstanding includes the effect of all shares, stock options and stock warrants issued prior to the filing date of the Company's Form S-1 for all periods presented. In addition, the assumed conversion of preferred shares would have been anti-dilutive. Therefore, basic and diluted loss per share are the same.

                            BLUE RHINO CORPORATION

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

16. RELATED PARTY TRANSACTIONS:

  Platinum Propane Holdings ("PPH"), an affiliate, began operations as a distributor during fiscal 1996. The following represents related party balances outstanding at July 28, 1996, and July 31, 1997 and transactions for the fiscal years then ended, respectively:

                                                               JULY 28, JULY 31,
                                                                 1996     1997
                                                               -------- --------
      Notes receivable........................................  $1,399   $1,191
      Trade accounts payable..................................     407      648
      Cost of sales--distributors.............................   1,561    5,319
      Interest income.........................................      43      142
      Lease income............................................      25      160
      Issuance of common stock................................     --     1,000

  Certain operational and financial management services were provided to the Company by an affiliate through common ownership. Fees for these services for the fiscal years ended July 31, 1995, July 28, 1996 and July 31, 1997 were approximately $721, $519, and $154, respectively.

  The Company leases a facility from an affiliate under a noncancelable operating lease which expires in December 1998. Future minimum lease payments for the lease are $82 and $34 for the fiscal years ending 1998 and 1999, respectively. Rent expense under this lease was $22 and $76 for the fiscal years ended July 28, 1996 and July 31, 1997, respectively.

  The Company leases a facility and certain equipment to PPH. Lease income from PPH for the fiscal years ended July 31, 1995, July 28, 1996, and July 31, 1997, was $24, $62, and $56, respectively.

17. INCOME TAXES:

  There is no current or deferred tax expense for the fiscal years ended July 31, 1995, July 28, 1996 and July 31, 1997.

  A reconciliation of the differences between the statutory federal income tax rate of 34% and the effective rate of income tax expense is as follows:

                                                          FISCAL YEARS ENDED
                                                      --------------------------
                                                      JULY 31, JULY 28, JULY 31,
                                                        1995     1996     1997
                                                      -------- -------- --------
Federal statutory tax rate...........................   34.0%    34.0%    34.0%
  Operating losses having no current tax benefit.....  (33.7)   (33.8)   (33.9)
  Permanent Differences and Other....................   (0.3)    (0.2)    (0.1)
                                                       -----    -----    -----
Effective tax rate...................................    0.0%     0.0%     0.0%
                                                       =====    =====    =====

                            BLUE RHINO CORPORATION

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


  The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liability are as follows at:

                                                             JULY 28,  JULY 31,
                                                               1996      1997
                                                             --------  --------
Assets:
  Net operating loss carry forward.......................... $ 4,842   $ 6,981
  Allowance for doubtful accounts...........................      32        60
  Inventory capitalization..................................      19         4
  Organization costs........................................      37        24
  Other.....................................................      34        78
  Depreciation and amortization.............................      --         1
                                                             -------   -------
    Total gross deferred tax assets.........................   4,964     7,148
  Valuation allowance.......................................  (4,960)   (7,148)
                                                             -------   -------
    Net deferred tax assets................................. $     4   $   --
                                                             =======   =======
Liability:
  Depreciation and amortization............................. $     4   $   --
                                                             =======   =======

  At July 31, 1997, the Company had a net operating loss carryforward for federal income tax purposes of approximately $18.0 million which is available to offset future federal taxable income, if any, in varying amounts through 2012.

18. DEFINED CONTRIBUTION PLAN:

  The Company has a 401(k) plan, sponsored by an affiliate, which allows participants to make voluntary pretax contributions, through payroll deductions, up to 10% of total compensation, subject to Internal Revenue Service limitations. All employees who have at least one year of service and 1,000 hours within that year of service are eligible to participate in this plan. The plan provides for discretionary profit sharing contributions by the Company. The Company made no contributions to the plan during fiscal 1995, 1996 and 1997.

19. CHANGE IN FISCAL YEAR END:

  In 1997, the Company changed from a 52-53 week year end, to a July 31 fiscal year end. The effect of this change was not material.

20. EVENTS SUBSEQUENT TO THE DATE OF THE INDEPENDENT AUDITOR'S REPORT
(UNAUDITED):

  The interim consolidated financial data with respect to January 31, 1997 and 1998 have been prepared without audit; however, in the opinion of management, all adjustments (which included those that are normal and recurring) necessary to present fairly the consolidated financial position at January 31, 1998 and the results of operations and cash flows for the six month periods ended January 31, 1998 and 1997, have been made. The results for six months ended January 31, 1998 are not necessarily indicative of the results of operations for a full year. Interim financial data conforms to the requirements of
Article X of Regulation S-X and, therefore, does not include all the disclosures normally required under generally accepted accounting principles.

                            BLUE RHINO CORPORATION

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


  On December 18, 1997, the Company entered into a short-term loan Agreement (the "Bank Credit Facility") which allows for maximum borrowings of $9.0 million including a $3.0 million revolving line of credit based on 80% of eligible receivables with a $1.0 million overadvance provision, a $1.0 million capital expenditures line of credit and a $4.0 million acquisition line of credit. These lines of credit mature on November 30, 1998 and bear interest at the prime rate (8.50% at January 31, 1998) plus 0.5%. As of January 31, 1998, the Company had $1,468 outstanding under the Bank Credit Facility.

  The agreement requires payment of a fee of 0.25 percent of the average unused portion of the revolving line of credit, as well as requires the Company to meet certain covenants, including minimum net worth and earnings before interest, taxes, depreciation and amortization and restricts the level of capital expenditures, as defined. The Company was in compliance with these covenants as of January 31, 1998.

  The Bank Credit Facility is personally guaranteed by a principle shareholder and an affiliated company up to a maximum amount of $6.0 million each.

  The Company has pledged receivables and inventory and all of its rights, titles and interest to indebtedness due from shareholders, affiliates and related companies, including the remaining balance of $1.2 million on the note receivable due from PPH (Note 16).

  In December 1997, the Company entered into a services agreement with Information Management System Services ("IMSS") whereby IMSS will provide certain electronic data processing and telecommunications services including the provision of customized software and hardware.

  In January 1998, several stockholders collectively loaned the Company $3.25 million (the "1998 Stockholder Loans"). The 1998 Stockholder Loans are repayable in full on the earlier of December 31, 2000 or the successful initial public offering of the Company's Common Stock in which the net proceeds to the Company after deducting all offering expenses equal at least $30.0 million. The 1998 Stockholders Loans accrue interest at 10.5% per annum, for one year from issuance date and with principle and interest payable quarterly thereafter until paid in full. The stockholders also received warrants to purchase one share of Common Stock for every $3.00 they loaned to the Company for a total of 1,083,333 warrants (the "1998 Warrants"). The 1998 Warrants may be exercised prior to December 31, 2008 at a price per warrant equal to the initial public offering price.

  The Company completed two acquisitions, the first in October 1997 and the second in January 1998, for approximately $90 and $1.5 million, respectively, related to assets including cylinder display racks, and rights, title and interest in and to sellers' retail propane cylinder exchange accounts and locations.

  The Company paid a combined $790 in cash of which $750 was provided by the Bank Credit Facility and $40 from available cash. The remaining $750 associated with the January 1998 acquisition will be completed by the transfer and delivery of unregistered common stock to the seller valued at the same sales price as sold to the public in the anticipated initial public offering ("IPO"). However, if the IPO is not completed within twelve months, the seller may receive the balance in cash plus a sum equal to 8% annual interest from the closing date. The January 1998 acquisition also includes a purchase price adjustment based on the number of locations transferred to the Company.

  The excess cost over market value of net assets acquired for the above acquisitions was approximately $1.1 million, which is being amortized on a straight-line basis over 30 years.

                            BLUE RHINO CORPORATION

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONCLUDED)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


  On February 12, 1998, the Company loaned $635 to Bison Valve, L.L.C. ("Bison Valve"), an entity formed to market, produce and sell a specialty valve to the Company's distributors and third parties.

  The loan is convertible into 65% of the membership units, at $1 per unit, of Bison Valve at the option of the Company. In the event of non-conversion the loan accrues interest at 9.5% for four (4) years after which the principal and accrued interest will be amortized over two (2) years.

  In February 1998, Caribou Cylinder Exchange, L.L.C. ("Caribou Propane") and Javilina Cylinder Exchange, L.L.C. ("Javilina Propane"), affiliates through common ownership, began operations as distributors.

  On March 9, 1998, the Board of Directors increased the authorized shares of common stock from 65,000,000 to 68,000,000 shares.

  On November 17, 1997, the Board approved the following matters for which shareholder consent was received effective December 31, 1997 that will be executed contemporaneously with the closing of the IPO:

  . A reverse stock split of 1 share of common stock for 13.225130 shares of the Company's common shares outstanding. The reverse stock split has not been reflected in the average shares outstanding, shares outstanding and loss per share amounts in the balance sheets, statements of operations and changes in shareholders deficit. All other per share information included in the footnotes do not reflect the affect of the reverse stock split.

  . The authorized shares of the Capital Stock shall be increased to 120,000,000 comprised of 100,000,000 shares of Common Stock par value
    0.001 per share and 20,000,000 shares of preferred, with terms to be determined by the Board.

  . Give the Company the right to convert preferred stock on a one for one basis into common stock and to issue common stock payment for accrued dividends payable.

  . Issue shares of common stock to the holders of outstanding warrants to satisfy their right to receive common stock (assuming a cashless exercise of their warrants).

  . Accelerate the vesting of all outstanding options.

  . Adoption of a stock option plan for employees. Approximately 5% of the shares of common stock (on a post offering basis) will be reserved for issuance to the Company's directors, officers, employees, consultants and agents.

  . Adoption of a distributor option plan whereby approximately 5% of the shares of Common Stock (on a post offering basis) will be reserved for the issuance to the Company's distributors.

  The outstanding shares on a pro forma basis included on the face of the balance sheet include shares issuable upon the exercise of all outstanding stock warrants as of January 31, 1998 (except the 1998 Warrants), the conversion of preferred stock and preferred stock dividends to Common Stock, the 1 for 13.22513 reverse stock split and the issuance of shares to Bison Propane Bottle Exchange, L.L.C. described above, all of which will be effected immediately prior to the consummation of the IPO.

  The Company completed three additional acquisitions in March and April 1998 for an aggregate purchase price of approximately $2.3 million for assets including cylinder display racks and rights, title and interest in and to sellers' retail propane cylinder exchange accounts and locations. These acquisitions were financed with the Company's line of credit.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

  NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OF COMMON STOCK OFFERED BY THIS PROSPECTUS, NOR DOES IT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL OR TO ANY PERSON TO WHOM IT IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY OFFER OR SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                                  -----------

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
 Prospectus Summary.......................................................   3
 Risk Factors.............................................................   6
 Use of Proceeds..........................................................  14
 Dividend Policy..........................................................  14
 Capitalization...........................................................  15
 Dilution.................................................................  16
 Selected Consolidated Financial Data.....................................  17
 Management's Discussion and Analysis of Financial Condition and Results
  of Operations...........................................................  19
 Business.................................................................  28
 Management...............................................................  36
 Certain Transactions.....................................................  42
 Principal Stockholders...................................................  44
 Shares Eligible for Future Sale..........................................  47
 Description of Capital Stock.............................................  49
 Underwriting.............................................................  52
 Legal Matters............................................................  54
 Experts..................................................................  54
 Additional Information...................................................  54
 Index to Consolidated Financial Statements............................... F-1

                                  -----------

  UNTIL                  , 1998 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS),
ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                          SHARES

                                    [LOGO]

                                 COMMON STOCK

                                --------------

                                  PROSPECTUS

                                --------------

                               HAMBRECHT & QUIST

                     NATIONSBANC MONTGOMERY SECURITIES LLC

                          DAIN RAUSCHER WESSELS

                 A DIVISION OF DAIN RAUSCHER INCORPORATED
                                          , 1998

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The following table sets forth the estimated expenses to be borne by the Company in connection with the registration, issuance, and distribution of the securities be registered hereby, other than underwriting discounts and commissions. All amounts are estimates except the SEC registration fee, the NASD filing fee, and the Nasdaq listing fee.

      Securities and Exchange Commission registration fee............. $ 12,824
      NASD filing fee................................................. $  4,847
      Nasdaq listing fee.............................................. $ 69,375
      Transfer agent and registrar's fee and expenses................. $ 25,000
      Blue Sky fees and expenses...................................... $ 10,000
      Printing and engraving expenses................................. $125,000
      Legal fees and expenses......................................... $350,000
      Accounting fees and expenses.................................... $125,000
      Miscellaneous................................................... $ 27,954
                                                                       --------
          Total....................................................... $750,000
                                                                       ========

---------------------
*  To be completed by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Section 145 of the Delaware General Corporation Law (the "DGCL") authorizes indemnification of directors, officers, employees and agents of the Company; allows the advancement of costs of defending against litigation; and permits companies incorporated in Delaware to purchase insurance on behalf of directors, officers, employees and agents against liabilities whether or not in the circumstances such companies would have the power to indemnify against such liabilities under the provisions of the statute. The Company's Second Amended and Restated Certificate of Incorporation ("Charter") provides that the Company will indemnify its directors and officers to the fullest extent permitted by law.

  Under the provisions of the Company's Charter, any director or officer who, in his or her capacity as such, is made or threatened to be made a party to any suit or proceeding shall be indemnified if the Board of Directors determines such director or officer acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company or, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The Company will not however indemnify any director or officer where such director or officer:
(a) breaches his or her duty of loyalty to the Company or its stockholders;
(b) fails to act in good faith or engages in intentional misconduct or knowing violation of law; (c) authorizes payment of an unlawful dividend or stock repurchase or redemption; or (d) obtains an improper personal benefit. While liability for monetary damages has been eliminated, equitable remedies such as injunctive relief or rescission remain available. In addition, a director is not relieved of his or her responsibilities under any other law, including the federal securities laws.

  Indemnification under the Company's Charter and Amended and Restated By-laws ("By-laws") includes payment by the Company of expenses in defending an action, suit or proceeding in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by the indemnified party to repay such advance if it is ultimately determined that such person is not entitled to indemnification under the Charter, which undertaking may be accepted without reference to the financial ability of such person that makes such repayments. The Company is not responsible for the indemnification of any person seeking indemnification in connection with a proceeding initiated by such person unless the initiation was approved by the Board of Directors of the Company. The Charter and the DGCL further provide that such indemnification is not exclusive of any other rights to which such individuals may be entitled under the Charter, the Bylaws, any agreement, any vote of stockholders or disinterested directors, or otherwise. The Company intends to obtain directors and officers insurance covering its executive officers and directors.

  Insofar as indemnification by the Company for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"), may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, the Company has been advised that in the opinion of the Securities and Exchange Commission (the "Commission"), such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

  In October 1995, the Company issued units (the "Units"), each comprised of a 10.5% Senior Discount Note due October 2000 with a face value of $1,364.93 per Unit and a warrant to purchase approximately 40 shares of Common Stock at an exercise price of approximately $4.59 per share for $1,000 per Unit (the "1995 Unit Offering"). The Company sold 12,575 Units representing a face value of $17.2 million of Senior Discount Notes and warrants to purchase an aggregate of 500,028 shares of Common Stock. The gross proceeds from the sale of the Units were approximately $12.6 million. The discounted portion of the Senior Discount Notes represent a yield of 10.5% compounded semi-annually from the date of issuance until October 11, 1998. Thereafter, interest is payable semi-annually at a rate of 10.5% per annum. The Senior Discount Notes are redeemable by the Company in whole or part at any time at their face value less unearned interest. The warrants may be exercised at any time before October 2005. The Senior Discount Notes were issued without registration under the Securities Act in reliance on Section 4(2) of the Securities Act. The following persons and entities purchased the Units in the 1995 Unit Offering:
Michael Arrington, Richard Brenner, Dean Buntrock, Conant Family Partnership, Cornelius & Lothian, L.P., Joseph Cusimano, Peter Desnoes, Doerge-Blue Rhino, L.P., The Craig Duchossois Revocable Trust, The Richard L. Duchossois Revocable Trust, Andrew J. Filipowski, Donald Flynn, Kevin F. Flynn June 1992 Non-Exempt Trust, Bryan J. Flynn June 1992 Non-Exempt Trust, Richard Forsythe Trust, Douglass Gray, William Hulligan, The Kimberly Family Discretionary Trust, David Meltzer, Peer Pedersen, Billy D. Prim, Charles Reeder, Christopher Reyes, Jude Reyes, Ryan Holding Corporation, Howard Warren and Arthur Watson.

  On September 24, 1996, the Company issued a warrant to purchase 227,048 shares of its Common Stock at an exercise price of $6.61 per share to Forsythe/Lunn Technology Partners, L.P. in connection with the execution of a master lease agreement between the Company and Forsythe/McArthur & Associates, Inc. The warrants may be exercised at any time before September 24, 2006. These warrants were issued without registration under the Securities Act in reliance on Section 4(2) of the Securities Act.

  On April 30, 1997, the Company sold 151,227 shares of its Common Stock and warrants to purchase an additional 113,420 shares of its Common Stock with an exercise price of $6.61 per share to Platinum Propane Holding, L.L.C. ("Platinum Propane") for total consideration of $1,000,000 in cash. The warrants may be exercised at any time prior to April 30, 2007. The shares and warrants sold to Platinum Propane were issued without registration under the Securities Act in reliance on Section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder.

  On January 1, 1998, the Company issued $3,250,000 of 10.5% Subordinated Notes and warrants to purchase in the aggregate 81,915 shares of Common Stock with an exercise price equal to the initial public offering price of the Common Stock offered hereby (the "1998 Warrants") to Lennard Carlson, Craig J. Duchossois, Andrew J. Filipowski, and James P. Liautaud, four stockholders of the Company for total consideration of $3,250,000 in cash. The Subordinated Promissory Notes bear interest at 10.5% per annum and are due on the earlier of a qualified public offering of the Company's Common Stock or December 31, 2000. The warrants may be exercised at any time before December 31, 2008. The Subordinated Promissory Notes and warrants purchased by the stockholders were offered and sold without registration under the Securities Act in reliance on
Section 4(2) of the Securities Act and Rule 505 of Regulation D promulgated thereunder.

  Since formation, the Company has granted options to its employees for 182,607 shares of Common Stock pursuant to its 1994 Stock Incentive Plan at a weighted average exercise price of $6.03 per share, of which options to purchase 0 shares have been exercised and options to purchase 24,559 shares are currently exercisable. Under the proposed recapitalization in connection with this offering, all outstanding options under the 1994 Stock Incentive Plan will be vested upon the completion of the offering. The options were issued without registration under the Securities Act in reliance on Section 4(2) and Rule 701 promulgated thereunder.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  The exhibits to the Registration Statement are listed in the Exhibit Index which appears elsewhere in this Registration Statement and is hereby incorporated herein by reference.

  All other schedules are omitted because of the absence of the condition under which they are required or because the information is included in the consolidated financial statements or notes thereto.

ITEM 17. UNDERTAKINGS

  The undersigned registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  The undersigned registrant hereby undertakes to provide to the Underwriters, at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

  Insofar as the Company may be permitted to indemnify directors, officers and controlling persons of the Company for liabilities arising under the Securities Act pursuant to the provisions described under Item 14 above or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted against the Company by such director, officer, or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THE REGISTRANT HAS DULY CAUSED THIS AMENDMENT NO. 1 TO REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN WINSTON-SALEM, NORTH CAROLINA, ON APRIL 22, 1998.

                                          Blue Rhino Corporation

                                                   /s/ Billy D. Prim
                                          By___________________________________
                                                       Billy D. Prim
                                               President and Chairman of the
                                                           Board

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS AMENDMENT NO. 1 HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED ON APRIL 22, 1998.

                 SIGNATURE                                     TITLE
                 ---------                                     -----

            /s/ Billy D. Prim               President and Chairman of the Board
___________________________________________   (Principal Executive Officer)
               Billy D. Prim

           /s/ Mark Castaneda*              Secretary and Chief Financial Officer
___________________________________________   (Principal Financial and Accounting
              Mark Castaneda                  Officer)

        /s/ Andrew J. Filipowski*           Vice Chairman of the Board
___________________________________________
           Andrew J. Filipowski

        /s/ Craig J. Duchossois*            Director
___________________________________________
            Craig J. Duchossois

          /s/ Steven D. Devick*             Director
___________________________________________
             Steven D. Devick

         /s/ S.H. Fogleman III*             Director
___________________________________________
             S.H. Fogleman III

         /s/ James P. Liautaud*             Director
___________________________________________
             James P. Liautaud

         /s/ John H. Muehlstein*            Director
___________________________________________
            John H. Muehlstein

          /s/ Robert S. Steel*              Director
___________________________________________
              Robert S. Steel


---------------------

*Signed by Billy D. Prim pursuant to power of attorney.

                                    EXHIBITS

  EXHIBIT
  NUMBER                       DESCRIPTION OF EXHIBIT
  -------                      ----------------------

  1.1      Underwriting Agreement
  3.1 Form of Second Amended and Restated Certificate of Incorpora-tion of the Company+
  3.2      Amended and Restated Bylaws of the Company+
  4.1      Form of Certificate of Common Stock of the Company*
  5.1      Legal Opinion of Pedersen & Houpt, P.C.*
 10.1(a)   Loan Agreement, dated as of December 18, 1997, between the
           Company and NationsBank, N.A.+
 10.1(b)   Security Agreement, dated as of November 26, 1997 between the
           Company and NationsBank, N.A.
 10.2 Note Purchase Agreement, dated as of January 1, 1998, among the Company and Craig J. Duchossois, Andrew Filipowski, James
           Liautaud and Lennard Carlson
 10.3(a)   Cylinder Display Rack Lease Agreement, dated as of September
           16, 1996, between the Company and Forsythe McArthur Associ-ates, Inc.+
 10.3(b)   Master Equipment Lease Agreement, dated as of September 24,
           1996, between the Company and Forsythe McArthur Associates,
           Inc.+
 10.4(a) Asset Purchase Agreement, dated as of December 9, 1997, be-tween the Company and Bison Propane Bottle Exchange, LLC+
 10.4(b)   First Amendment to the Asset Purchase Agreement, dated as of
           December 10, 1997, between the Company and Bison Propane Bot-tle Exchange, LLC+
 10.5      Multi-Draw Convertible Secured Promissory Note, dated as of
           February 12, 1998, by Bison Valve, L.L.C. to the Company+
 10.6 Collateral Assignment of License Agreement, dated as of Febru-ary 12, 1998, by Bison Valve, L.L.C. to the Company+
 10.7(a) Form of Distribution Agreement of the Company and Its Distrib-utors+
 10.7(b)   Form of Sublease of Personal Property between the Company and
           Its Distributors+
 10.8(a) Form of Security Agreement to Secure the Sale of Cylinders between the Company and Its Distributors
 10.8(b) Form of Promissory Note Evidencing the Sale of Cylinders between the Company and Its Distributors
 10.9      Series A Securities Purchase Agreement, dated as of December
           1, 1994, among the Company and the Purchasers of the Series A
           Convertible Participating Preferred Stock+
 10.10     Unit Purchase Agreement of a 10.5% Senior Discount Note and a
           Warrant to purchase Common Stock of the Company, dated as of October 11, 1995, between the Company and Purchasers named therein+
 10.11 Securities Purchase Agreement, dated as of March 1, 1997, be-tween the Company and Platinum Propane Holding, L.L.C.+
 10.12     Director Option Plan of the Company
 10.13     Distributor Stock Option Plan of the Company
 10.14     1994 Stock Incentive Plan of the Company+

  EXHIBIT
  NUMBER                       DESCRIPTION OF EXHIBIT
  -------                      ----------------------

 10.15 Amended and Restated Registration Rights Agreement, dated as of March 1, 1997, among the Company, Forsythe/Lunn Technology
           Partners, L.L.C., Platinum Propane Holding, L.L.C., the Pur-chasers of Units pursuant to the Unit Purchase Agreement dated
           October 11, 1995 and the Purchasers of the Company's Series A
           Convertible Participating Preferred Stock+
 10.16 The Shareholders' Agreement, dated as of December 1, 1994, among the Company and its Stockholders+
 10.17 First Amendment to the Shareholders' Agreement, dated as of October 11, 1995, among the Company and its Stockholders+
 10.18     1998 Stock Incentive Plan of the Company
 10.19     Real Estate Lease between the Company and Platinum Services
           Corporation dated as of January 1, 1996
 21.1      Subsidiaries of the Company
 23.1      Consent of Pedersen & Houpt, P.C.
 23.2      Consent of Coopers & Lybrand L.L.P.
 23.3      Consent of The Daniel Professional Group, Inc.
 24.1      Power of Attorney+
 27.1      Financial Data Schedule*

---------------------
*To be filed by amendment.

+Previously Filed.